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REGISTRANT'S NAME BBA Aviation

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DAT : 5/8/08

"We're driven by two things: passion for aviation and a pride in serving passengers. When we have the opportunity we go beyond the call of duty."

BBA Aviatio



Aviation is a buoyant market. More people are flying privately than ever before. Major airports are undergoing significant redevelopments. The breadth of our experience and the quality of the businesses we own puts us in a strong position to benefit.

The contract to carry out the full range of ground services at the new JFK Terminal 1, the design and manufacture of landing gear for the new Eurocopter in the UK, an ever-expanding global network of quality FBO locations and a rapidly developing component overhaul business: we owe these successes to a combination of timely investment, committed individuals and a core of consistently upheld values.

There's no substitute for seeing these businesses first hand, but the pictures in this report do reveal our most important asset: the people driving BBA Aviation into the future.

Financial Highlights

Revenue

£979.4m

Underlying operating profit*

£105.7m

Earnings per share†

15.4p

£m (other than percentage and per share amounts in pence)	2007	2006	change
Revenue			
Continuing operations	**979.4**	950.1	3%
Underlying operating profit*			
Continuing operations	**105.7**	102.8	3%
Operating profit from continuing operations	**130.1**	94.8	37%
Underlying operating margin			
Continuing operations	**10.8%**	10.8%	
Net interest	**(19.3)**	(24.6)	
Underlying profit before tax from continuing operations	**86.4**	78.2	10%
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	**24.4**	(8.0)	
Profit before tax from continuing operations	**110.8**	70.2	58%
Loss after tax from discontinued operations	**–**	(76.2)	
Profit on disposal after tax	**–**	16.5	
Profit/(loss) for the period	**87.2**	(10.2)	955%
Earnings per ordinary share			
Basic			
Continuing and discontinued operations:			
Adjusted†	**15.4p**	14.9p	3%
Unadjusted	**21.2p**	(2.2)p	1064%
Continuing operations:			
Adjusted†	**15.4p**	11.4p	35%
Unadjusted	**21.2p**	10.3p	106%
Diluted			
Continuing and discontinued operations:			
Adjusted†	**15.3p**	14.9p	3%
Unadjusted	**21.1p**	(2.1)p	1105%
Continuing operations:			
Adjusted†	**15.3p**	11.4p	34%
Unadjusted	**21.1p**	10.3p	105%
Dividends per ordinary share	**7.6p**	8.5p	(11)%
Cash generated by operations (continuing operations)	**102.4**	122.1	(16)%
Cash generated by operations (total)	**96.7**	128.3	(25)%
Free cash flow (continuing operations)**	**41.8**	48.1	(13)%
Free cash flow (total)**	**18.1**	3.1	484%
Net debt	**375.2**	356.9	
Net debt to EBITDA***	**2.8x**	2.7x	

* operating profit before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses
** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure
*** EBITDA being underlying profit* before depreciation and amortisation
† basic earnings per share from continuing operations before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses

The definitions as outlined above are consistently applied throughout the financial statements.

8%

Sales and underlying operating profit increased by 3% as reported
but by 10% on a constant exchange rate basis. Organic sales growth was 8%.

£87.2m

Profit for the period recovered sharply from a loss of £(10.2)m in 2006.

2007 was another year of good progress for BBA Aviation in its first year as a focused Aviation Services and Systems Support Group.



Contents

We focus on:

- ***Providing flight support to business and commercial aircraft at almost 150 locations worldwide***
- ***Overhauling turbine engines together with the supply and repair of related components***
- ***Licensing components from OEMs and assuming responsibility for their support in the aftermarket***
- ***Designing, manufacturing and repairing aircraft landing gear and hydraulic systems***

Results

I am pleased to say that this was another good set of results for our Group. Despite the weaker US dollar, revenue and underlying operating profit from continuing operations increased by 3% to £979.4 million (2006: £950.1 million) and £105.7 million (2006: £102.8 million) respectively. At constant exchange rates the increase in sales and underlying operating profit was 10%. Organic sales growth was 8% reflecting the strong market conditions experienced during the year and market share gains. Operating margins for the Group were maintained at 10.8%.

There was a significant increase in profit before tax which rose by 58% to £110.8 million from £70.2 million principally as a result of the profit on disposal of the businesses at Oxford Airport of £38.4 million. Adjusted earnings per share increased 35% to 15.4p (2006: 11.4p).

In the prior period there was a significant after tax loss from discontinued operations of £(76.2) million and this related to the results of Fiberweb prior to its demerger on 17 November 2006. Consequently there was a sharp recovery in the overall profit for the period which increased to £87.2 million compared to a loss in 2006 of £(10.2) million.

We continued to deliver strong free cash flow from continuing operations of £41.8 million (2006: £48.1 million) after investing £39.8 million on capital expenditure for internal projects. We continued to execute our strategy and in the year invested £76.0 million, principally to extend the Signature network. These acquisitions were funded through free cash flow and by reinvesting the proceeds of the disposal of our businesses at Oxford airport for £71.1 million.

There was a small net cash outflow of £19.3 million after paying a dividend of £29.9 million and pension/other costs associated with the demerger of £23.7 million. As a result net debt increased to £375.2 million (2006: £356.9 million) and net debt to EBITDA was 2.8x (2006: 2.7x).

Dividend

The Board is recommending a final dividend of 5.35p bringing the total for the year to 7.6p (2006: 8.5p). If Fiberweb had been demerged at the beginning of 2006 and if BBA Aviation had been operating as an independent company from that time it is anticipated that the full year dividend would have been 7.1p. Against this rebased full year dividend the recommended 2007 dividend represents an increase of 7% reflecting the good progress in underlying earnings and our confidence in the future prospects for our Group.

Board

We were pleased to secure the services of Simon Pryce who was appointed Group Chief Executive on 11 June 2007. Simon joined us from GKN where he spent nine years in senior financial and international operational roles. Immediately prior to joining our company Simon was Chief Executive of GKN's Diversified Business Group. He brings Executive Board experience as well as a wealth of strategic and operational skills and we are confident that we have found the right person to drive the company forward in the next phase of its development. His influence on the Group is already yielding results. Following Simon's appointment I became non-executive Chairman as planned.

Hansel Tookes joined the Board as a non-executive director in February 2007 and David Rough and Bob Phillips both retired from the Board after our AGM in April 2007. We welcome Hansel and thank David and Bob for their contribution.

Our employees

In this report you can see some of what our employees do on a daily basis to deliver services to our customers. We are very appreciative of the hard work and commitment of all of our employees and thank them for the vital part they play in the success of BBA Aviation.

Corporate Social Responsibility

As BBA Aviation strives to meet the ever-increasing expectations of our stakeholders, we are mindful of balancing our efforts to meet those expectations with our commitment to the fundamentals of Corporate Social Responsibility. Satisfying the highest ethical standards, compliance with the law, exercising appropriate sensitivity to the needs of our employees, the communities in which we work, and the environment must be integrated with our business goals in a complementary manner. This balance cannot be achieved unless all of our employees are engaged in this effort.

We have made some further progress towards improving the safety performance of our companies but we know there is much still to do to attain our goal of achieving an industry leadership role in safety practices and performance.

Outlook

It is too early to assess the impact of slower economic growth on our businesses although, in the first few weeks of trading in the current year, we have seen softer fuel volumes in Signature North America than in the same period in 2007 when we experienced strong growth. All of our other businesses are performing well and in line with our expectations. Assisted by the significant developments in 2007 and the year to date, we still expect to make good overall progress in 2008. Looking further out our long term prospects are exciting.

Michael Harper
Chairman

Our Business

Total Revenue

£979.4m

Flight Support Revenue

£579.5m

Signature £394.7m
ASIG £184.8m

Aftermarket Services and Systems Revenue

£399.9m

Engine Repair £272.5m
Component Repair £43.6m
Landing Gear £62.8m
Oxford £21.0m

Industry acronyms

ACJ Airbus Corporate Jetliner **AWARS** Authorised Warranty and Repair Station **APUs** Auxilliary Power Units **BBJ** Boeing Business Jet **B&GA** Business and General Aviation **CRO** Component Repair and Overhaul **ERO** Engine Repair and Overhaul **FBO** Fixed Base Operation **GSE** Ground Support Equipment **ITS** International Turbine Services **OEM** Original Equipment Manufacturer **RIR** Recordable Incident Rate **RTC** Regional Turbine Centres **VLJ** Very Light Jet

59%

59% of our revenue relates to Flight Support activities

41%

41% to Aftermarket Services and Systems

Record new business aircraft deliveries, continued recovery and growth in commercial airline markets and strong demand for global business and commercial air travel, have resulted in the continued rapid growth of our marketplace.


North America
Europe
South America
Asia
4%
Africa/ME
3%
Australia/Oceania
1%

Geographical Distribution of Business Aircraft
Business and General Aviation Aircraft deliveries.

BBA Aviation is a focused aviation services and systems support group operating mainly but not exclusively in the Business and General Aviation market.

BBA Aviation plc


Business aviation
Commercial aviation
30%
Military
5%

Flight Support


Business aviation
Commercial aviation
32%

Aftermarkets Services and Systems


Business aviation
Commercial aviation
22%
Military
12%

An industry record of over 1,000 turbine powered business aircraft were delivered in 2007 and despite a continuing increase in fuel prices, business aircraft flying hours remained strong throughout the year.

Worldwide Fixed Wing Turbine – Powered Business Aircraft

	Jets	Turboprops	Total	%
North America	11,103	8,110	**19,213**	74
Europe	1,899	983	**2,882**	11
South America	602	1,118	**1,720**	7
Asia	540	439	**979**	4
Africa/ME	247	534	**781**	3
Australia/Oceania	125	271	**396**	1
Total	**14,538**	**11,482**	**26,020**	**100**

* BBJ and ACJ included; excludes other executive-configured airlines.
Source: Avdata/JetNet, July 2007

The market for new business jet aircraft has expanded globally, especially in Asia and the Middle East, with buyers attracted to new engine, avionics and airframe technologies that provide greater range and cabin size to accommodate longer international flights. Pre-owned inventories of business jet and turboprop aircraft fell to less than 10% of the total active business jet fleet.

Commercial airlines achieved significant improvements in overall operating efficiency on the strength of systems and process improvements, equipment upgrades and cooperative outsourcing, which provided opportunities for ASIG both in 2007 and longer term.

Forward looking market projections continue to predict robust conditions in both the Business & General Aviation (B&GA) and Commercial markets.

Forecasts from leading business and general aviation sector OEMs anticipate more than 14,000 new business jets will enter service globally over the next 10 years. Primary market drivers include the continued growth of both fractional programmes and traditional corporate flight department operations and increased demand outside the USA, with international buyers estimated to account for as much as 50% of projected new aircraft deliveries over the next five years. Although the Very Light Jet (VLJ) market remains nascent (and the air taxi model has yet to develop as projected), the segment is expected to enjoy success going forward and will contribute to the overall growth in the market. Overall we anticipate that the B&GA market will grow 4% to 6% through the cycle.

Over the period 2007 – 2020, the commercial aircraft fleet is expected to grow about 3% p.a., led by the continuing growth of regional and low cost carriers, strong demand in Asia-Pacific markets and airline requirements for increased aircraft range, capacity and operating efficiency.

BBA Aviation critical success factors

BBA Aviation is ideally placed to exploit these attractive market opportunities:

- We are market leaders in the markets in which we operate
  - Signature is the world's leading FBO network with 78 wholly owned worldwide locations and 14 additional locations in which we have equity interests
  - ASIG is the largest independent refueller in the USA and the UK and number two globally
  - The ERO business has market leading positions in the programmes in which it participates
- Barriers to entry include
  - You need to have a lease from an airport authority to operate an FBO: the average lease term of our FBO network in the USA is 17 years
  - You need a licence from an OEM to service its engines: we are authorised by the OEMs for engine overhauls on 80% of business and general aviation engines now in service
  - You need a licence from an OEM to carry out legacy support: we license from OEMs over 3,500 parts and assemblies
- We have a successful record of acquiring and integrating new businesses. In the last five years BBA Aviation has spent £244 million on 25 businesses. The markets in which we operate are highly fragmented and ripe for further consolidation
- We have a strong and capable management team with many years' experience in the industry

Our Strategy

Our objective is to create long-term sustainable value for all our shareholders. We are a focused aviation services and systems support group, operating mainly, but not exclusively, in the Business and General Aviation market. We have five businesses with leading market positions and continuing opportunities for value creative growth.

The key elements of our strategy as it relates to each of the businesses are as follows:

Flight Support
Signature
Strong organic growth
Acquisitive network expansion

ASIG
Organic growth whilst exiting from uneconomic lines of business
Continued operational improvement

Aftermarket Services and Systems
Engine Repair and Overhaul (ERO)
Organic growth
Operational and productivity improvement

Legacy Support
Organic and acquisitive growth

APPH
Organic and acquisitive growth
Continued operational improvement

Group

Group – Financial Summary

£m (other than percentages and per share amounts in pence)	2007 Actual	2006 As Reported	Inc/(Dec) %	2006 Same Exch	Inc/(Dec) %
Continuing					
– Sales	**979.4**	950.1	3%	891.3	10%
– Underlying operating profit	**105.7**	102.8	3%	96.0	10%
– Operating profit margin	**10.8%**	10.8%		10.8%	
Total operating profit	**130.1**	94.8	37%	88.4	47%
Profit before tax	**110.8**	70.2	58%	66.6	66%
Adjusted earnings per share	**15.4p**	11.4p	35%		
Profit for the period	**87.2**	(10.2)	955%		
Free cash flow (continuing)	**41.8**	48.1	(13)%		
Free cash flow (total)	**18.1**	3.1	484%		
Net debt	**375.2**	356.9	5%		

In 2007 the US dollar depreciated against sterling by some 9% which has resulted in a significant reduction in the translated sterling value of our US dollar earnings. In 2006 the average dollar rate used in the Group was $1.84 and in 2007 was $2.00 and this has distorted the comparison with the financial results of the prior period. On the table above the key financial data is shown as reported and also on a constant currency basis.

This was another set of strong results for BBA Aviation. Despite the exchange rate headwind, revenue and underlying operating profit from continuing operations increased by 3% to £979.4 million and £105.7 million respectively. At constant exchange rates the increase in sales and operating profit was 10%. Organic sales growth was 8% reflecting the strong market conditions experienced during the year and market share gains.

Total operating profit increased by 37% to £130.1 million principally as a result of the profit recorded on the sale of the Oxford businesses of £38.4 million.

Profit before tax increased significantly to £110.8 million (2006: £70.2 million) and adjusted earnings per share rose to 15.4p from 11.4p in 2006, an increase of 35%. At constant exchange rates and also assuming that Fiberweb had been demerged from 1 January 2006 the eps increase would have been 12%.

In the prior period there was a significant after tax loss from discontinued operations of £(76.2) million and this related to the results of Fiberweb prior to its demerger on 17 November 2006. Consequently there was a sharp recovery in the overall profit for the period of £87.2 million compared to a loss in 2006 of £(10.2) million.

Free cash flow from continuing operations was £41.8 million (2006: £48.1 million) with lower capital expenditure of £39.8 million being offset by higher cash tax payments and an outflow in working capital. The Group invested £76.0 million on acquisitions, principally to extend the Signature network, and raised £71.1 million from the sale of its businesses at Oxford airport. There was a small net cash outflow of £19.3 million after paying a dividend of £29.9 million and pension/other costs associated with the demerger of £23.7 million. As a result net debt increased to £375.2 million (2006: £356.9 million).

Directors' Report
Business Review: Principal Risks and Uncertainties

BBA Aviation is ultimately exposed to the amount of flying activity undertaken principally by business and general aviation aircraft and to a lesser extent by commercial and military aircraft. The number of hours flown directly impacts our flight support organisation but also, over the longer term, our aftermarket services businesses. The key risks that impact the level of flying activity are:

- Terrorist attacks and threats of attacks together with recent international conflicts have impacted regional and international air travel. There can be no absolute assurance that we will avoid adverse consequences of any future attacks or threats, notwithstanding the preventative measures that we undertake in co-operation with airport authorities and other government agencies
- A very high price per barrel for crude and a corresponding rise in jet fuel prices for a prolonged period
- General economic conditions and business and consumer confidence
- Legislation impacting air travel

The Group has significant operations in the USA with approximately 74% of pre tax profits being denominated in US dollars. Although we are seeking to expand our operations in Europe and the rest of the world the majority of all business and general aviation aircraft are located in North America and it will remain the dominant market in the years ahead. Consequently our financial performance in sterling terms is subject to the effects of fluctuations in foreign exchange rates, in particular the rate of exchange between US dollar and sterling.

The Group has a number of contingent liabilities that might impact its future performance. These are analysed in note 28 to the Consolidated Financial Statements.

Retaining our key management is of critical importance to the Group. To aid this, work is in hand to improve our performance and talent management processes and give sharper focus to ensuring that our compensation and benefits offerings remain competitive.

Flight Support

In aviation, what happens on the ground matters as much as pilot decision or flying conditions. Our two flight support businesses, ASIG and Signature, play different but essential roles in ensuring the security and comfort of passengers, pilots, and crew right around the world.

ASIG and Signature Flight Support

Signature Flight Support is the world's largest fixed base operation (FBO) and distribution network for business aviation services. Its products and services include fuelling, hangar and office rentals, ground handling, passenger services, maintenance, fuel purchasing and de-icing at strategic domestic and international locations. Headquartered in Orlando, Florida, Signature currently operates in more than 75 locations throughout the United States, Europe, South America, Africa and in Asia.

Commercial airline aircraft landing at more than 60 major airports worldwide rely on ASIG to carry out the full range of ground services. Re-fuelling, baggage and cargo handling, systems maintenance, cabin cleaning, worldwide ramp services and more are handled with consummate professionalism by highly-trained ASIG people.

Flight Support

Flight Support – Financial Summary

	2007 £m	2006 £m	Inc/(Dec) %	2006[1] £m	Inc/(Dec) %
Sales	**579.5**	556.4	4	519.1	12
Organic growth	**6%**	2%		–	–
Underlying operating profit	**72.2**	65.5	10	61.4	18
Operating profit margin	**12.5**	11.8			
Operating cash flow	**65.2**	58.5	12		
Cash conversion ratio	**90%**	89%			
ROIC	**13.9%**	13.0%			

1 At constant exchange rates

Flight Support operations showed good progress overall with sales and operating profits well ahead of the prior year on an as reported and constant currency basis. Total sales grew to £579.5 million, a 12% increase over 2006 on a constant currency basis with organic growth accounting for half of the increase. Underlying operating profit increased by 18% to £72.2 million (constant currency) and operating margins improved to 12.5% assisted by the strong de-icing season at the start and end of the year in ASIG. Increased fuel costs inflated sales by approximately £10 million and reduced operating margins by 0.2%. Strong operating cash flow of £65.2 million was generated and 90% of operating profit was converted into cash. The return on invested capital improved over the year to 13.9% (13.0%).

18%

Organic sales growth of 6% and increased underlying operating profit of 18% on a constant currrency basis.

12.5%

Operating margins improved from 11.8% in 2006.

[illegible] Support



Signature has one aim: to smooth any turbulence from business aviation. Passengers, pilots and planes passing through one of their FBOs look forward to safe, seamless transitions: from landing to our terminal, from plane to limousine, through customs and security. At major international airports and smaller transit hubs, Signature people work day and night with this single aim in mind.



Tight-knit teams
Changes to a flight plan have an immediate effect on ground schedules. Faced with rapidly shifting priorities, Signature workers at Boston's Logan International Airport understand that there is no substitute for constant, clear communication.



Essential services
Re-fuelling is a skilled and carefully planned procedure. There is an acute awareness among Signature's people that the care and attention they invest in their smallest action pays dividends for our customers and can be critically important.

Signature

Signature – Sales

	2007 £m	2006 £m	Inc/(Dec) %	2006[1] £m	Inc/(Dec) %
USA	**316.3**	291.1	9	267.8	18
Europe & ROW	**78.4**	69.9	12	69.4	13
Total	**394.7**	361.0	9	337.2	17

1 At constant exchange rates

Despite historically high crude oil costs and a commensurate rise in average retail jet fuel prices to more than $6.00 per gallon in some areas, B&GA flight activity remained strong and Signature locations both in the USA and Europe performed very well in 2007.

The revenue increased by 17% to £394.7 million at constant exchange rates. Organic growth was 9% with the balance being accounted for by higher fuel prices 3% and acquisitions 5%. We continued to see good growth of 11% from fractional operators and they now account for 25% of total revenue. Our non-fractional revenue grew organically by 8% during the year.

Our businesses outside North America, which now account for some 20% of total revenue, had a particularly strong year growing their revenues by 12%.

Signature continued to add new price volume incentive programmes which were successful in adding new customers and increasing volume at all levels within its existing customer base. Such programmes have been highly effective in employing the depth and logistical quality of Signature's network to create differentiating competitive price advantages.

New facilities were completed in Teterboro, New Jersey, which added over 60,000 square feet of hangar and related office space. Major expansion and renovations were also completed at the Signature FBO terminal at Paris Le Bourget, creating the largest FBO complex on the airport.

Work began on a new hangar and terminal renovation at San Francisco International Airport (total investment $15 million) following the award to Signature of a 10 year lease extension by the airport authorities. In addition to significantly expanding capacity at one of the world's busiest airports, the new facilities and on-going business operations will also be designed to meet LEED (Leadership in Energy and Environmental Design) certification, including the introduction of all new, environmentally friendly ramp and ground support equipment that use alternative energy sources.

Signature continued to place emphasis on Health, Safety and Environmental Improvements, introducing new safety training programmes and additional resources to facilitate on-going safety audit and compliance.

Signature has followed a strategy of acquiring FBOs positioned in major business centres, resort destinations and more recently, key reliever airports. During 2007 Signature added 10 new FBO locations to its global network of which 8 were acquired in the USA, 1 acquired in Greece and a new operation was started up at Liege in Belgium. These new locations will generate incremental revenue of approximately £53 million per annum in the first full year of operation. In 2007 they contributed sales of approximately £18 million.

BBA Aviation announced on 22 February 2008 that it had agreed to acquire the assets of Hawker Beechcraft Services Inc's Line Service Operations for a cash consideration of $128.5 million on a debt and cash free basis. The acquisition consists of 7 geographically diverse FBOs in strategically important growth markets in the USA. Each location is an important corporate aircraft destination and the assets represent a good mix of major business aviation, commercial and key reliever airports. In 2007 Hawker Beechcraft's Line Service Operations had sales of $73 million, EBITDA margins of 12% and gross assets of approximately $16 million. It is expected that the acquisition will be immediately earnings enhancing and returns should be in excess of BBA Aviation's cost of capital by 2010. The bases are highly complementary to Signature in terms of location, service reputation and quality of facilities. The acquisition will significantly strengthen Signature's network and provide an opportunity for real value creation through benefits associated with network fuel volume, price, cost and real estate, which are expected to be fully realised by 2010 with limited investment.

Including the Hawker Beechcraft FBOs BBA Aviation now has a total of 84 wholly owned locations worldwide, of which 61 are located in the USA. These cover 47 of the top 50 US Metropolitan Areas, 18 of top 30 US hub airports, as well as 27 of the top 50 fractional operations airports. In addition Signature has a minority interest in 14 other FBO locations in Brazil and Hong Kong.

Outlook

The surge in business jet deliveries continues to create a growing demand for airside infrastructure support – ramp, hangar and maintenance space – which Signature's unrivaled quality of network locations and portfolio of long-term lease agreements leave it ideally positioned to support in 2008 and beyond.

The strong growth of business and general aviation outside of North America should create continuing opportunities to expand Signature's FBO network in Europe and facilitate new business development activities in Asia and the Middle East.

Sales Customer Mix



Non-Fractional
75%
Fractional
25%



Sharon Morris has worked in aviation for more than 20 years. "Operations tend to change and we need to be ready to respond quickly to keep everything on schedule. Private aircraft aren't required to give us much notification, different sizes of aircraft require different staffing numbers and the amount of traffic we see in a day varies a lot. To give every passenger passing through our FBO the same, effortless, smooth experience we need to think on our feet, keep communicating and rely on each other."
Sharon Morris, Operations Manager
Signature Flight Support, Boston



Early evening in Boston
Preparing a private jet for take off.



Arriving in Paris
Airside expertise in Le Bourget.





Turnaround

Fuel re-stocked, interior cleaned and vacuumed, a plane prepares for departure from Boston. Soon, baggage will be loaded and pilot and crew will board to begin their pre-flight preparations. At precisely the right moment its passengers will be ushered carefully across the tarmac and settle into their seats. Landing at Paris Le Bourget it meets the same level of service. Although the procedures and paperwork are very different, its crew and passengers will experience discretion, care and comfort in equal measure. Investment in Signature's infrastructure at Le Bourget allows their terminal to process aircraft as large as 747s and provide customers with a comfortable lounge environment.

ASIG

JFK's Terminal 1 is one of a handful of major airport developments that take place around the world at any one time. In 2007 ASIG won a contract to handle every aspect of ground operations – from re-fuelling, baggage handling and cleaning to the de-icing of inbound and outbound jets.

This contract is a vote of trust from the world's leading carriers in ASIG's ability to deliver a diverse integrated level of support in a complex environment. By investing consistently and carefully in technology, people and their training, we ensure that ASIG retains that trust.


A009334
ASIG
TLD
ASIG


"We're the only truly international chain of FBOs, and we're expanding fast. The goal is to sustain the same consistently high standards of service and staff experience as we grow. Careful emphasis on training, facilities, uniforms and the fabric of the buildings brings new operations into line with the rest of our sites. It's a challenge but we're getting it right."

ASIG

ASIG – Sales

	2007 £m	2006 £m	Inc/ (Dec) %	2006[1] £m	Inc/ (Dec) %
USA	**156.4**	167.4	(7)	154.0	2
Europe & ROW	**28.4**	28.0	1	28.0	1
Total	**184.8**	195.4	(5)	182.0	2

1 At constant exchange rates

Total revenue at ASIG increased slightly by 2% at constant exchange rates to £184.8 million. Much improved de-icing seasons at the start and end of 2007 added £5.0 million of revenue compared to the prior year and net new business amounted to £3.0 million but this was largely offset by continued withdrawal from uneconomic locations. Overall there was a significant improvement in profitability and margins compared to the previous year.

The commercial flight support market continued its steady recovery in 2007. Airlines overcame the effect of historically high fuel prices with an emphasis on improved systems and supply chain efficiency which created new outsourcing opportunities for ASIG in higher skill/higher margin activities. ASIG was also successful in winning rate increases on a number of major contract renewals as prices continued to firm in the wake of strong demand and ASIG's ability to leverage its increasingly differentiated level of service and quality. Despite the improvement in overall market conditions and operating efficiency, the commercial airline services market remains highly price sensitive.

ASIG continues to seek opportunities to expand its business by leveraging its network scale and growing expertise as an integrated systems and services provider to the airlines, both airside and landside.

ASIG was awarded a seven year, $150.0 million contract by Terminal One Group Association (TOGA), comprised of four of the world's leading airlines - Air France, Japan Airlines, Korean Air and Lufthansa - to provide full ground handling services to all 16 airlines operating at New York's JFK International Airport's Terminal One. ASIG will handle over 10,000 flights and 4 million passengers annually at Terminal One with services starting on 1 February 2008. To support this contract ASIG will invest $16.0 million in ground support and other equipment.

ASIG introduced a series of new Health, Safety and Environmental programmes and training initiatives in 2007 which contributed to a 4% year on year improvement in RIR.

ASIG was named the "Best Airport Fuel Operator" for an unprecedented third consecutive year in an annual survey of the world's major airlines conducted by Armbrust, a leading industry trade organization.

Outlook

Airline consolidation in North America looks more likely than ever. ASIG is monitoring this situation closely and will seek to leverage its network and existing relationships to maximize any opportunities that may arise.

Sales Product Mix


GSE/Tech Services
18%
Cargo Services
4%
Fuel Services
48%
Ground Handling
30%



Thorough airside training
When the first planes taxied to the terminal on 1 February 2008, they were met by expert ground crew, technically adept re-fuellers and efficient baggage handlers.



"Training needs to be first hand, especially for those new to the aviation business. You have to take people airside and expose them to the complexities of the working environment."


"Thanks to the quality of our people and training, we have a safety record that our customers rely on. It's as simple as that."


"When we were preparing for the Terminal 1 opening we focused our training to ensure even the seasoned aviation workers we took on did things the correct ASIG way."

Winning a contract on the scale of Terminal 1 set off a sequence of events: intensive local recruitment, opening an ASIG "school" in a disused passenger lounge and getting the new employees 100% up to speed with values, culture and health and safety practices.

Handing the responsibility for health and safety training to a man of Dennis Duncan's experience and calibre is vital if ASIG is to maintain and enhance its reputation among the world's airport authorities and airlines. Increasingly, airports would rather see ASIG's trucks and personnel on their tarmac than any other service provider. Luis Anchondo is a similarly reassuring figure: "25 years ago I started out working on the ramps in Minneapolis. I worked my way up to manage a department. Ten years later, I got into training and I still have the passion for showing people the right way to do things. Aviation may be global but it's a very close-knit family. Most of the managers are deeply rooted in the business."



A $26 million investment in a brand new fleet of service trucks was essential to ASIG meeting the demands of the Terminal 1 contract.





Aftermarket Services and Systems

The Aftermarkets sector is made up of companies that maintain and manufacture aircraft hardware. Our businesses in this sector are thriving thanks to their people: highly specialised, totally committed individuals, many of whom have a life-long fascination for aviation.

Aftermarket Services and Systems are split into three areas: Engine Repair and Overhaul (ERO), Legacy Support (formerly Component Repair and Overhaul) and APPH, our landing gear companies.

H+S Aviation and IGS belong within Engine Repair and Overhaul and Legacy Support respectively.

H+S Aviation

H+S Aviation is an engine overhaul business. It's made up of seven autonomous business units, each focusing on a specific product range. It also incorporates a separate component repair facility. More than 350 employees work in 220,000 sq ft of modern workshops within two sites in Portsmouth, UK. The site processed 500 engines in 2007.

IGS

Based in Denver, Colorado, IGS is a world-class overhaul and repair facility for engine control components. The facility covers more than 17,000 sq ft and houses more than 30 employees. We acquired the business in July 2005.

APPH

The APPH Group operates a worldwide landing gear and hydraulics systems business from the UK and US. Its specialist service covers everything from design and development to manufacture, assembly and testing of landing equipment for all types of aircraft. Its site in Runcorn, UK is currently designing and building nose and main landing gear systems for the new Eurocopter EC175 helicopter and for the MK3 Saab Grippen Fighter.

Aftermarket Services and Systems

Aftermarket Services and Systems – Financial Summary

	2007 £m	2006 £m	Inc/(Dec) %	2006[1] £m	Inc/(Dec) %
Sales	**399.9**	393.7	2	372.2	7
Organic growth	**10%**	11%			
Underlying operating profit	**43.2**	44.6	(3)	41.7	4
Operating profit margin	**10.8**	11.3		11.3	
Operating cash flow	**34.8**	42.6			
Cash conversion ratio	**81%**	96%			
ROIC	**8.9%**	8.6%			

1 At constant exchange rates

Sales in our Aftermarket Services and Systems businesses grew by 7% on a constant currency basis. Organic growth was 10% after taking into account the sale of the businesses at Oxford airport in the middle of the year.

Operating profits reduced to £43.2 million (2006: £44.6 million) on an as reported basis but increased by almost 4% at constant exchange rates. Whilst margins in our ERO business continued to improve there was a slight reduction overall to 10.8% (2006: 11.3%) due to the previously anticipated fall in profitability in our parts distribution businesses (see Legacy Support section).

The division generated operating cash flow of £34.8 million (2006: £42.6 million) with a significant improvement during the second half of the year as anticipated at the time of the interim results.

Our return on invested capital over the year (including goodwill previously written off to reserves and excluding the impact of the Oxford businesses disposed during the year) improved to 9.5% (2006: 8.6%).

10%

Organic revenue growth of 10%.

9.5%

Return on invested capital showing a continued improvement over 2006.

Directors' Report
Business Review: Aftermarket Services and Systems – Engine Repair and Overhaul

H+S Aviation



Greg Martin, Executive Director, Business Development, H+S Aviation, Portsmouth



Overhaul is a forensic process demanding a surgeon's eye for detail, so the prevailing culture at H+S is one of its most valuable assets. It's a family business that's only had three Managing Directors since 1947 and one where there's an intense pride in the nature and quality of the work. H+S act as consultants as well engineers; advising their clients on engine performance and reducing costs.




"Engine overhaul is defined by a law of physics.
Due to their nature, engine materials will
ultimately wear out and fail, so our business
has a natural driver."

Engine Repair and Overhaul

Engine repair and overhaul (ERO) – Sales

	2007 £m	2006 £m	Inc/ (Dec) %	2006[1] £m	Inc/ (Dec) %
USA	**223.6**	212.2	5	195.2	15
Europe & ROW	**48.9**	48.2	1	48.2	1
Total	**272.5**	260.4	5	243.4	12

1 At constant exchange rates

Engine Repair and Overhaul (ERO) had another good year in 2007 against a backdrop of strong market conditions. Sales increased by 5% on a reported basis to £272.5 million (2006: £260.4 million) and by 12% on a constant currency basis with all of the growth being organic.

Business and General Aviation aircraft use provides over 75% of ERO's revenue and all major programmes experienced solid growth. Revenue increased almost two-fold on our newest authorisation in the PW300/500 as demand continued for field service and hot section inspection work. The PT6/JT15D business delivered good growth during the year despite challenges due to changing market dynamics. Rolls-Royce Tay and Spey are a key component of our B&GA sector and experienced significant growth driven partially by our introduction into the Tay 611-8C and Rolls-Royce CorporateCare® programmes. The TFE731 is our single largest source of revenue and grew well.

Civil rotor-wing operations present a large opportunity for ERO across the world with growth rate projections anticipated to outpace all other market sectors over the next ten years. In 2007, our Rolls-Royce 250 helicopter engine programme saw strong growth in revenue over 2006. We have added additional resources and repair services to this business that will benefit 2008 and beyond. We signed long-term agreements with several large fleet and medical service operators and will continue to focus on strategic growth opportunities. We are well positioned to assume new rotorcraft engine authorisations that will round out our service offerings within the transport and utility helicopter markets.

ERO continues to make improvements in its operations and supply chain structure to facilitate profitable organic growth. At the end of 2007, a strategic decision was made to incorporate the activities of the two BBA Aviation parts distribution companies – International Turbine Services (ITS) and the Barrett Turbine Engine Company (BTEC) – under ERO leadership going forward.

Outlook

Maintaining strong relationships with both engine and airframe Original Equipment Manufacturers (OEMs) remains a central element of ERO strategy. Growing acceptance by operators of OEM sponsored pay-by-the-hour programmes makes close ties with OEMs important in order for ERO to have access to these sources of revenue.

Competitively, ERO continues to enjoy strong and growing market share positions across its full range of product line offerings. Whilst some competition continues from OEM aftermarket support services, the trend has been for OEMs to diminish their internal capacity for legacy engine support favouring greater roles for the independent providers. Consolidation among the independent engine providers continues leaving a small number of large multi-programme global competitors including BBA Aviation.

Sales by OEM



Pratt & Whitney
41%
Other
3%
GE
6%
Rolls-Royce
23%
Honeywell
27%







H+S specialises in the total overhaul of APUs, the auxiliary engines that power an aircraft's systems.

Because of the unusual and entirely unpredictable stresses that components undergo between overhauls, aircraft aftermarket services remain the realm of highly skilled mechanics. Computers have made fewer inroads here than they have into most other engineering environments. Mechanical dexterity is a pre-requisite for working on even the most modern engines.

Every APU or turbine engine that arrives at the Portsmouth facility passes through a "gate" system. Wear is carefully assessed, tolerances tested, parts recalibrated and performance rigorously monitored.

Reassembled engines are subjected to a "flight" test. H+S technicians monitor performance using software designed to mimic an aircraft's systems.



IGS



General Manager at IGS in Denver, Randy Onysko took on a successful business with evolved processes and a well balanced workforce. He's clear on what marks out the firm: "It's the passion of the people here, the trust we've built up with clients and our flexibility. Aviation never stands still, a successful business listens closely to its clients, communicates constantly with them and responds efficiently to their needs."

Legacy Support (formerly Component Repair and Overhaul)

Sales

	2007 £m	2006 £m	Inc/ (Dec) %	2006[1] £m	Inc/ (Dec) %
USA	**43.6**	45.7	(5)	42.0	4

1 At constant exchange rates

Total revenue was £43.6 million, a 4% increase over 2006 at constant exchange rates with all of the growth relating to the impact of full year sales from Ontic which was acquired in early 2006.

Overall market conditions for the component companies continue to be very robust with strong inputs and orders for both Ontic and IGS. Commercial backlog and workload at the OEMs and customers served by these businesses remains extremely high and the continued use of a large number of military aircraft around the world results in a steady demand for parts and support of those legacy aircraft.

We continue to see no major competition for Ontic's core licensing model to support the OEMs beyond the OEMs reluctance to let go of legacy products and focus their resources on their current and new products. Ontic's broad product portfolio and decades of experience supporting these types of products is unsurpassed in the aviation marketplace.

IGS excels relative to their competition through best-in-class customer service and product turn around time that its customer base has grown to depend on to meet their service needs.

In the second half of 2007 Ontic signed licences for new products which will generate sales of over £6.0 million per year over the next five years for a variety of products including Military Landing Gear and Fuel Controls and Gas Compressors/Generators. Order intake for existing licensed products was over £22.0 million which resulted in the largest order backlog in the company's history at the end of 2007. The pipeline of new licence opportunities continues to be very robust looking forward into 2008.

Market conditions for the parts distribution companies (ITS and Barrett), which focus primarily on Business and General Aviation aircraft, were not as robust in 2007 as prior years. OEM driven engine exchange and upgrade programmes have supplemented the need for serviceable engines and components and have had a negative effect on the economics of these serviceable product offerings. Actions are in place to address the changing market dynamics and reverse the negative trend in 2008 which include an overall reduction in workforce whilst increasing the resources in sales and marketing. Given the ongoing market conditions for these businesses and BBA Aviation's strong B&GA engine market presence through our ERO companies, we will be aligning ITS and Barrett with ERO to better exploit the inherent synergy between those businesses while still providing the same products, service and value to customers that we serve.

Outlook

The legacy support market presents a major opportunity for BBA Aviation which our businesses are ideally positioned to exploit.


IGS are the only vendors we now use. We had turn-time and communication problems with everyone else. IGS respond immediately to our problems.





The overhaul of engine control components is a delicate and precisely managed process.

The working environment is kept immaculately; each component, part, screw, bolt, pin and wire is logged, tracked, checked and tested. Everyone involved at IGS develops a keen eye for detail.

IGS engineers develop a detailed understanding of the components they work on. The expertise they accrue becomes a valuable asset for the business and its clients.



Herman Chacon has been with IGS since 2000. He supervises the workshop, orders parts and conducts final audits and inspections. He's also involved in training and selecting recruits. "Training is lengthy and demanding. Selected recruits start on safety wire and cleaning. We then give them three months' exposure to tear-down and cleaning before they move to inspection. They inspect continually for two to three months, then repeat the process with assembly."
Herman Chacon, Shop Supervisor,
IGS, Denver

Keeping the right people in place.
One of the priorities since acquiring IGS has been to sustain the culture that made it so successful, retain the balance that's in place and continue to recruit the best and brightest from local schools and colleges. Punctuality, a high level of manual dexterity, a mechanical inclination and a good dose of common sense are the prized attributes among potential recruits.

Those that meet these criteria find a working environment in which they can grow personally and professionally. This is one way in which we are ensuring a successful future for IGS.











APPH Runcorn



APPH manufacture landing gear systems for the world leading airframe manufacturers: Boeing, Airbus, British Aerospace, Agusta Westland, Saab, Hawker Beech and Cessna. Their Runcorn facility provides a fully integrated service from conceptual design and performance testing to manufacture and logistics support. Dennis Charlton's design role at APPH is the culmination of more than 20 years working in aviation. The time he spent at APPH's repair shop, examining landing gear after its first 3,000 flights has given him an understanding of the extraordinary stresses landing gear are subject to.

APPH Group

APPH Group – Landing Gear and Hydraulics – Sales

	2007 £m	2006 £m	Inc/ (Dec) %
USA	**14.6**	11.3	29
Europe & ROW	**48.2**	44.8	8
Total	**62.8**	56.1	12

Sales at £62.8 million were 12% higher than the prior year, with all of the growth being organic.

The markets that we service remained strong during 2007, with Original Equipment for Business and Military applications being particularly buoyant. These sectors were supported with increased demand for both replacement parts across all sectors, and repair & overhaul services in our Commercial Aviation sector.

Continuing military activity will result in ongoing high demand for Military equipment, for both fixed and rotor wing applications, where APPH has a relatively strong position. 2008 should see increasing demand in the Business Aviation sector for both conventional and Very Light Jet applications, an area where we are regionally positioned to take advantage of this trend.

Several new contracts were won on System Hydraulics and associated equipment with Eurocopter on the EC175-Z15 (£50.0 million), Hindustan Aeronautics on the Advanced Jet Trainer (AJT) (£2.6 million), and Cessna on various aircraft types including the CJ4 Throttle Quadrant (£2.0 million). Our MRO facility was awarded a contract in support of the Repair & Overhaul of the Landing Gear System for the B717 worldwide fleet which should generate sales of circa £1.0 million per annum.

On our established programmes, L3 Communications announced the selection of the C27J aircraft for the Joint Cargo Aircraft programme, in support of the US Army and Airforce, who require a minimum of 78 aircraft. APPH, together with its Italian partner, supplies the Landing Gear System for this platform (order value £30.0 million)

On 2 February 2007 we acquired Commercial Aircraft Products, based in Wichita and specialising in the design and manufacture of hydraulic system components, electro mechanical positioning systems and access mechanisms used on a wide range of Business Aviation and Light Jet Programmes. CAP's proprietary products are approved and used by Cessna, Hawker Beech, Bombardier and Adams, on both mature and embryonic platforms.

Outlook

The markets in which we operate are currently strong and with the increase in our order book during 2007, APPH is well positioned for continued growth.

Oxford Training and Airport

Oxford – Sales

	2007 £m	2006 £m	Inc/ (Dec) %
UK	**21.0**	31.5	(33)

Oxford Aviation Training and Oxford Airport were sold during the year for £71.1 million and the monies received invested in our core businesses. A small engineering business "CSE Aviation" which was based at the airport was closed in early 2008.



The site is the epitome of highly organised professionalism. Lean manufacturing processes drive out waste and increase productivity. Walk-times around the shop floor are kept to a minimum. Computerised, vertical storage carousels save space and cut down on the time it takes to locate and retrieve parts. The workshop is divided into cells – areas dedicated to individual products.

"After a landing gear system has been rigorously qualification tested our design department provide the drawings and production conformance test schedules, the production engineering department then plan the manufacturing process. Tools and fixtures are designed and incorporated into assembly operation sheets, which clearly define the build methodology. All this takes place prior to launching new jobs to the shop floor for assembly."















Control boards at APPH reflect the complexity of the work at Runcorn. For Ken Livingston, this colour-coded display is invaluable. It allows him to assess the status of every cell at the site with little more than a glance. "The purpose of this board is to highlight issues. Red signifies a problem. Green tells me everything is acceptable. I can see what's being done to remedy a problem and ascertain staffing levels in a moment."

APPH's highly specialised staff incorporates a remarkable set of skills, so designs conceived at the Runcorn site can see their way to completion there. From the manufacture and fine-tuning of components, to the stress testing of hydraulic equipment and the paint spraying of finished gear, expertise in every aspect of landing gear design and build is in evidence.

Corporate Social Responsibility

Realising our Corporate Social Responsibility vision depends on many facets of each of our businesses. People, processes, buildings and the relationships group companies forge with the wider community all play a role.

The stories on the facing page are only a snapshot but they do represent the efforts the group is making to achieve that vision.

Corporate Social Responsibility

Our Corporate Social Responsibility Vision

BBA Aviation's vision is to create long-term sustainable stakeholder value. We aim to impact positively on society and the environment through the operation of our companies and the conduct of our personnel. This responsibility includes open and frequent communications with stakeholders, employees and customers, as well as with the communities where our companies operate, on matters of health, safety and environmental protection and preservation, and fair and equitable competition and employment practices. It is the individual responsibility of all BBA Aviation managers to ensure that these critical corporate values are reflected in daily business operations.

Supporting this Vision are six key values that underpin the way we do business:


Integrity
Responsibility
Performance
BBA Aviation
Safety
People
Service

Integrity
We earn the trust and respect of our stakeholders with honesty, fairness, openness and by honouring our commitments.

Responsibility
Managing our impact on, and contributing positively to, society and the environment.

Safety
We are dedicated to safety and security, the elimination of hazards and protecting people, property and our environment.

Service
We strive continually to anticipate customer needs, exceeding their expectations.

People
We embrace diversity and equality, investing in and empowering our people through training, education and experience.

Performance
We focus on delivery of long-term and sustainable value, continuous improvement and reliability.

Governance of Corporate Social Responsibility at BBA Aviation plc

Board of Directors
(including Mark Harper* a non-executive director and
BBA Aviation's CSR Responsible Director)

Executive Committee
(including Group HR Director*)

Group Chief Executive

CSR Steering Committee
(including representatives from each of the
operating businesses)

Business Executives

Functional Executives

* Significant CSR leadership roles within BBA Aviation plc.


Signature

In an industry whose environmental credentials are under close scrutiny, Signature's terminal building at Boston's Logan International Airport sets new standards for sustainable airport architecture.

Craig Hanson of architects Schenkel Shultz: "Signature's new Boston terminal makes full use of sustainable materials and low voltage lighting. Natural light floods the building, reduces the need for electric lights and improves the working environment. The design also works hard to promote the use of bicycles and public transport; there are showers, bike racks and parking spaces set aside for pooled cars."





Father and son Colin and Chad Bichard (above) work together at H+S and are testament to the loyalty the firm inspires. Colin joined the business away from the shop floor in a semi-skilled role.

We know that successful working cultures have a positive impact on the bottom line, so in considering new acquisitions and more established members of our group of companies, we think very carefully before making any decision that could affect a well-balanced culture. Chris Head, Managing Director of H+S (right) has been with the Portsmouth business for 23 years. "Its values are very important to me. There is a real family feeling about the business. Nick, whose grandfather started the business, still works here. We have had people join us when they were young and leave us when they were old. Fathers are bringing their sons in to be apprentices. It brings strength and trust to our business."

As BBA Aviation strives to meet the ever increasing expectations of our stakeholders, we are mindful of balancing our efforts to meet those expectations with our commitment to the fundamentals of Corporate Social Responsibility.

Satisfying the highest ethical standards, complying with the law, and exercising appropriate sensitivity to the needs of our employees, the communities in which we work, and the environment must be integrated with our business goals in a complementary manner. This balance cannot be achieved unless all of our employees are engaged in this effort. Responsibility to the Board for relationships with all our stakeholders lies with the Group Chief Executive.

Shareholders

We are fully committed to increasing the value of the business to our shareholders and therefore to communicating with our shareholders to reassure them of our focus on enhancing the value of the business. In addition to publishing our Corporate Social Responsibility (CSR) reports on our website and requesting feedback, we regularly discuss CSR issues with them. These discussions and the feedback we have received via other channels offer valuable insights into those areas that we can expand upon in our future reports to meet the needs of our shareholders better.

Our people

It is our obligation as a company to ensure that, regardless of where they work or what job they are performing, our employees have a safe, secure and fulfilling work environment that allows them to reach their full potential.

In order to be competitive in the marketplace and to ensure that we are positively impacting the communities in which we do business, we must first invest in the health and safety of our employees. Protecting our employees' health and safety is therefore our number one priority.

We value the talent that each individual brings to BBA Aviation. Helping all our employees play to their strengths and improve their skills, in both their job functions and their interactions with customers, is a key area of investment for BBA Aviation. It is our belief that by so doing, we can continuously improve the calibre of our people, enhance the success of our business, and positively impact the world around us.

Fair Treatment, Diversity and Business Ethics

Our people form the foundation of each BBA Aviation business. To sustain a committed, progressive workforce, it is critical that we treat our employees equitably. A large part of this investment in our employees involves ensuring that we operate fairly at all times and do not permit discrimination against any employee or applicant for employment on the basis of race, religion or belief, colour, gender, disability, national origin, age, military status, veteran status, sexual orientation or marital status. This includes giving full and fair consideration to suitable applications from disabled persons for employment and making appropriate adjustments so that if existing employees become disabled they can continue to be employed, wherever practicable, in the same job or, if this is not practicable, making every effort to find suitable alternative employment and to provide relevant training.

Not just a management philosophy, we believe in instilling this commitment to fairness in our entire staff, and require that all our employees abide by the highest standards of ethical conduct, as reflected in the Group's Corporate Social Responsibility and Code of Business Ethics Policy.

Reporting

In October 2007 we issued our sixth annual Corporate Social Responsibility Report. The report can be found on the Company's website. We have continued to gauge the progress of our CSR programme by participation in the annual Business in the Community Corporate Responsibility Index. Our index scores from 2002 to 2005 showed continued year to year improvement. In 2006 the Company did maintain its position as a 'Top 100' Company in the BitC index, although our score dropped 3.5%. In November 2007 we again completed the Index survey and look forward to receiving Business in the Community's results and business rankings in 2008.

Health and Safety
Health and Safety risks are assessed through a dedicated team of health and safety professionals operating at various levels throughout our organisation. This includes three senior level managers and numerous site-based managers who employ web-based audit and training tools and who regularly evaluate site performance. Performance statistics such as recordable incident data, accident severity, lost work days and workers compensation claims are compiled on a continuous basis and reported to the Board, Executive Management Committee and senior line management. Improvement plans are formulated and performance targets are set for all our business units on an annual basis.

In April 2007 we were deeply saddened to report that a fatal accident occurred at Detroit Metropolitan Airport. We were shocked by this loss of life and have been working with the appropriate authorities to establish the root cause and to ensure that such an accident does not happen again. This will be achieved through improved training and communications, and amendments to processes and systems. Our severity index performance has deteriorated in 2007 when compared with 2006, but at year-end we did record a Company-wide Recordable Incident Rate of 6.3, which is lower than the industry average of 7.1 and our RIR performance of 6.6 in 2006. This represents the lowest rate for the current portfolio of our aviation businesses since we started to compile statistics some six years ago. We realise that much work still lies ahead. Our goal is to achieve an industry leadership role in safety practices and performance. As the safety improvement programmes that are now embedded in our aviation service businesses continue to mature, we anticipate further improvement in the months and years to come.

The Environment
Evaluating environmental risks associated with the operation of our businesses and managing those risks continues to receive senior management level focus within BBA Aviation. The same audit and training tools employed to manage health and safety risk are utilised to identify issues of environmental compliance and risk on a regular basis. Through annual self-assessments and site audits, our personnel develop site improvement plans, which are scrutinised by senior management. In addition, we engage external consultants to conduct a semi-annual 'Environmental Index' of all business sites in order to gauge their impacts on the environment. Finally, through our annual participation in the Business in the Environment Survey, we take stock of our environmental performance under the scrutiny of external evaluators.

BBA Aviation requires each of our businesses to work towards reducing our environmental footprint. For a number of years we have focused on identifying and improving performance in key areas of environmental impact, which include waste creation, energy and water consumption. An initiative to improve waste management at APPH Runcorn through improved segregation and waste compaction led to a 25% reduction in 2007 in the total amount of hazardous waste going to landfill and eliminated over 1,000 road transport miles (0.25 t/CO_2).

In addition to focusing our attention on these three key impacts, we continue to encourage our businesses to become certificated to ISO 14001: Environmental Management Systems. APPH Runcorn achieved certification in September 2007. APPH Basingstoke and Bolton are also working towards certification and the remaining APPH businesses have set themselves a 2010 deadline for achieving ISO 14001 certification.

Under the guidance of the CSR Steering Committee whose membership is committed to driving operational CSR leadership within the operating businesses, we are developing a strategy for carbon management. This plan to measure accurately greenhouse gas emissions will form an integral part of our long-term sustainability programme. Significant financial investment has already been made by several of our businesses to reduce the amount of harmful solvents consumed in their process. Emissions of solvent vapour to the atmosphere have been reduced significantly at the APPH UK sites through substituting the chemical and through investment in and use of the latest technology. Of equal importance our airport operations are also looking for opportunities for improvement: the latest generation of fuel hydrant trucks coming online at ASIG at London Gatwick are compliant with the Euro 5 emissions standard, reducing the amount of particulate emissions considered harmful to human health.

Supporting our local communities and improving our surrounding environment remains a priority for BBA Aviation companies. We continue to demonstrate our commitment to the environment through many activities and initiatives. In keeping with Signature's commitment to environmental responsibility and consistent for a greener airport, Boston's Logan International Airport (BOS) is expected to be Leadership in Energy and Environmental Design (LEED) certified in early 2008 as the first ever green general aviation facility. LEED is a rating system developed by the US Green Building Council. Projects that achieve LEED certification incorporate sustainable, green architectural design; make use of environmentally friendly building products and energy efficient electrical and mechanical systems; and utilise environmentally sensitive construction practices to provide for high building performance and to minimise environmental impact.

Suppliers
Centralised procurement is one method that BBA Aviation uses to promote our CSR principles through the supply chain. We encourage each of our businesses to centralise their procurement processes when feasible, and source materials and services locally when centralised procurement is impractical.

We continue to work actively with suppliers and customers to design and develop products that do not impact adversely on the environment, health or safety of our broader communities.

Local Communities and Charities
Supporting the local communities in which we work and improving our surrounding environment is of paramount importance to BBA companies around the world. We recognise that we form part of the broader global community. It is our responsibility, as a good neighbour, to contribute to those locations where we are resident. In addition to providing support to our surrounding communities through our practices of local employment, local training and, where appropriate, the purchase of local goods and services, we are proud to play an active role in a variety of local activities and charities. We continue to demonstrate our commitment to our communities through many activities and initiatives. In 2007 Hugh McElroy, President and CEO of Dallas Airmotive, received the Humanitarian Award from the Dallas Texas Area Chapter American Red Cross and Dallas Airmotive was recognised for its employee and corporate donations to Hurricane Katrina relief efforts, its ongoing support of the 'Ready When the Time Comes' programme and for creating an environment of volunteerism.

A Board Priority
We remain committed to CSR and it is a priority for the Board to make further progress during 2008. We will report on our progress during the year.

Directors' Report
Business Review: Financial Matters

Exchange Rates

A significant proportion of BBA's earnings are generated in US dollars. The movements in this exchange rate since 2005 are shown in the table below:

	2005	2006	2007
US Dollars – Average	1.82	1.84	**2.00**
– Spot	1.72	1.96	**1.99**

The spot dollar rate, which is used to translate the dollar assets and liabilities at 31 December 2007, was relatively unchanged but the dollar was weak against sterling for the whole of 2007 with the result that the average rate which is used to translate our earnings was significantly higher at $2.00 compared to $1.84 in the prior year. This had the result of reducing the translated value of pre-tax earnings in the current year by some £6.0 million compared to 2006.

Share Based Payments

The impact of share based payments for continuing operations during the year was to reduce profits by £0.9 million compared to a credit of £1.6 million in 2006. The credit in the prior year was caused by a reduction in the share price impacting the accounting cost of a share award which was cash settled (US share option holders). The cost in the current year also benefited from a similar adjustment (circa £1.1 million) as a number of these shares remain outstanding. Compared to the prior year the improvement reduced the results of Flight Support by £1.4 million, Aftermarket Services and Systems by £0.9 million and central overhead by £0.2 million.

Unallocated central overhead was £9.7 million (2006: £7.3 million). This increase results from the inclusion in the prior year of a profit of £1.6 million relating to a curtailment gain in the UK pension scheme relating to the demerger of Fiberweb and the allocation of £3.7 million of central overhead costs to Fiberweb in 2006 which has been mostly, but not entirely, offset by cost reductions.

Restructuring Costs and Amortisation of Acquired Intangibles

Restructuring costs and amortisation of acquired intangibles for continuing operations were £6.4 million (2006: £8.0 million). Further details of these amounts can be found in note 2 to the Consolidated Financial Statements.

Acquisitions and Disposals

The Group acquired five businesses during the year for a total consideration of £76.0 million. We acquired Commercial Aircraft Products (CAP) to strengthen the presence of APPH in the USA. All of the other businesses related to Signature in the USA and in total added another nine locations to our network of bases. These businesses, which are detailed on page 40 of the Directors' Report, have contributed approximately £20.5 million of turnover in 2007. The fair market value of the assets acquired was £38.2 million, and the resulting goodwill was £40.1 million.

These acquisitions were financed by the disposal of our businesses at Oxford airport which together raised £71.1 million and generated a profit on disposal of £38.4 million.

An investment in Lider in Brazil was written down by £7.6 million. The decision to write down the investment was taken after a discussion with other shareholders regarding our future participation in the venture which led to a reconsideration of the influence we could exert on future strategy and the carrying value of the investment.

Interest

The net interest charge was £19.3 million (2006: £24.6 million) with the reduction mostly relating to lower debt levels due to the transfer of £173.1 million of debt to Fiberweb at the time of its demerger in November 2006. Interest cover was 5.5 times (2006: 4.2 times). Assuming that Fiberweb had been demerged on 1 January 2006 interest costs would have been approximately £17.0 million in the prior year with the increase to £19.3 million in the current year mostly relating to higher average US dollar interest rates.

Tax and Dividends

The normalised tax rate for continuing operations was 27.0% (2006: 29.9%) with the reduction in the rate reflecting the implementation of a new tax structure and the release of tax provisions for potential tax exposures in USA and Europe which were no longer required. The Board is recommending a final dividend of 5.35p bringing the total for the year to 7.6p (2006: 8.5p). If Fiberweb had been demerged at the beginning of 2006 and if BBA Aviation had been operating as an independent company from that time it is anticipated that the full year dividend would have been 7.1p. Against this rebased full year dividend the recommended 2007 dividend represents an increase of 7%.

Pensions

The overall value of our pension scheme assets is unchanged at £478.1 million (2006: £477.1 million), whilst liabilities have fallen significantly, due principally to increased discount rates, to £422.8 million (2006: £498.2 million). The resulting surplus of £65.6 million in the UK scheme was not recognised as it is not expected that the surplus will result in a reduction to the Company's contributions to the scheme. Excluding the surplus on the UK scheme there was an overall deficit of £(10.3) million (2006: £(21.1) million). Following an actuarial valuation of the UK schemes in 2004, the Company made a special contribution of £5.0 million during 2005 and 2006 and a further contribution of £3.7 million was made in 2007.

Cash Flow and Debt

Cash flow from operating activities for the Group reduced to £78.7 million (2006: £118.8 million) and for continuing operations was £102.4 million (2006: £122.1 million). The reduction for continuing operations resulted from higher tax cash payments and an outflow in working capital caused by a build up in inventory particularly in the ERO and APPH businesses. As anticipated there was a working capital inflow during the second half of £3.9 million and further improvements in inventory turns are being targeted for 2008. There was a free cash inflow of £18.1 million compared to £3.1 million in 2006.

Net debt was £375.2 million, slightly higher than at the end of 2006 (£356.9 million). There was a net cash outflow of £19.3 million in the period which included cash payments in respect of the demerger of £23.7 million relating to adviser costs and the settlement of a Section 75 pension obligation.

Gross capital expenditure reduced to £39.8 million (2006: £91.8 million) and represents 1.3 times depreciation (2006: 1.4 times). Aviation expenditure in 2006 amounted to £47.0 million and the reduction in expenditure related to Flight Support.

A significant proportion of our debt is held in US dollars as a hedge against our US dollar assets. The weakening of the US dollar against sterling has had a significant beneficial impact on the translated value of our dollar debt. A profile by currency is shown in the table below:

(Debt)/Cash profile by currency

	2007 £m	2006 £m
Sterling	**355**	187
US dollars	**(616)**	(457)
Euros	**(112)**	(85)
Others	**(2)**	(2)
Total	**(375)**	(357)

The Group has a syndicated multi-currency loan for £450.0 million that will expire in 2012.

The Group policy with respect to cash deposits is to only have deposits with pre-approved banks with credit ratings of A1/P1 and with limits on the amount deposited with each institution dependent on their credit rating. Deposits are generally for short-term maturity (less than three months).

Financial Risk Management and Treasury Policies

The main financial risks of the Group relate to funding and liquidity, interest rate fluctuations and currency exposures. A central Treasury department that reports directly to the Group Finance Director and operates according to objectives, policies and authorities approved by the Board, performs the management of these risks.

The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Group does not undertake speculative transactions for which there is no underlying financial exposure. More details are set out in note 18 to the Consolidated Financial Statements.

Funding and Liquidity

The Group's operations are financed by a combination of retained profits, equity and borrowings. Borrowings are generally raised at Group level from banks and then lent to operating subsidiaries on commercial terms. The Group maintains sufficient available committed borrowing facilities to meet any forecasted funding requirements.

At the end of 2007, the Group had committed bank facilities of $900.0 million of which $77.7 million was undrawn. In addition, the Group maintains uncommitted facilities for daily working capital fluctuation purposes. At the end of 2007, the undrawn amount of these uncommitted facilities totalled $33.2 million.

Interest Rate Risk Management

The interest rate exposure arising from the Group's borrowing and deposit activity is managed by using a combination of fixed and variable rate debt instruments and interest rate swaps. The Group's policy with respect to interest rate is to fix portions of debt for varying periods based upon our debt maturity profile and an assessment of interest rate trends. At the end of 2007, approximately 32% of the Group's total borrowings were fixed at weighted average interest rates of 4.5% for varying terms up to two years.

Currency Risk Management

The Group's policy is to hedge all significant transactional currency exposures through the use of forward currency contracts. It is also the Group's policy to hedge overseas capital employed, including recognised goodwill, between 50% and 85% by means of currency loans and currency swaps.

Board of Directors and Executive Management Committee

Board of Directors


1
2
3
4
5
6
7
8

Executive Management Committee


1
2
3
4
5
6
7
8
9

1. Michael Harper (63) Chairman
He was appointed to the Board in February 2005 as a non-executive Director, becoming interim CEO in February 2006. He temporarily assumed the role of Executive Chairman with effect from 17 January 2007 and became non-executive Chairman on 11 June 2007. An engineer by training, he was a director of Williams plc and on the demerger in 2000 became Chief Executive of Kidde plc. He was appointed Chairman of Whatman plc in December 2007 and is also Chairman of Vitec Group plc and a non-executive director of Ricardo plc and Catlin Group Limited.

2. Simon Pryce (46) Group Chief Executive
He was appointed to the Board in June 2007. He is a chartered accountant and was previously with GKN plc for nine years in a variety of roles, most recently as Chief Executive of GKN's Diversified Businesses Group. Prior to joining GKN he held senior positions at JP Morgan and Lazards in London and New York.

3. Andrew Wood (56) Group Finance Director
He was appointed to the Board as Group Finance Director in January 2001. A chartered management accountant, he was formerly Group Finance Director of Racal Electronics plc.

4. Bruce Van Allen (52) President Flight Support
He was appointed to the Board in May 2002. He joined Signature in 1993 and has held various posts since that date, including most recently, CEO of BBA Aviation North America.

5. Mark Harper (51) Non-executive Director, Chairman, Remuneration Committee
He was appointed to the Board in December 2006. He is Chief Executive of Filtrona plc, the international speciality plastic and fibre products supplier which demerged from Bunzl plc in June 2005. He joined Bunzl in 1986 where he held a number of general management positions. He is BBA's CSR Responsible Director and became the Chairman of the Remuneration Committee on 27 April 2007.

6. Nick Land (60) Non-executive Director, Chairman, Audit Committee
He was appointed to the Board in August 2006. He was formerly Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young, positions which he held from 1995 to 2006. He is now a non-executive director of Royal Dutch Shell plc, Vodafone Group Plc and Ashmore Group plc and a member of the Advisory Board of Three Delta LLP. He also sits on the Finance and Audit Committees of the National Gallery and is Chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales and the Board of Trustees of Farnham Castle. He is a trustee of the Vodafone Group Foundation. He became Chairman of the Audit Committee on 1 March 2007.

7. John Roques (69) Non-executive Director, Senior Independent Director, Chairman, Nomination Committee
He was appointed to the Board in January 1999. He is a non-executive director of Premier Farnell plc and Henderson Group plc. He was formerly a partner at Deloitte & Touche, retiring in 1999 as Senior Partner. He became the Senior Independent Director and Chairman of the Nomination Committee on 27 April 2007.

8. Hansel Tookes (60) Non-executive Director
He was appointed to the Board in February 2007. He is a non-executive director of Corning, Inc., FPL Group, Inc., Harris Corporation and Ryder System, Inc. For nearly twenty years, he held various positions at United Technologies Group including as President, Large Military Engines Group, Pratt & Whitney. He retired in 2002 from Raytheon, Inc., where he had formerly been Chairman and CEO of Raytheon Aircraft Group.

1. Simon Pryce, Group Chief Executive
2. Andrew Wood, Group Finance Director
3. Bruce Van Allen, President Flight Support
4. Gary Fisher, Group HR Director
5. Sarah Shaw, Group Secretary
6. Dave Haslam, Managing Director APPH Group
7. Jim Gerwien, President Legacy Support
8. Hugh McElroy, President Engine Repair & Overhaul
9. Iain Simm, General Counsel

Directors' Report Additional Disclosures

Group results and dividends

The results for the year ended 31 December 2007 are shown in the Consolidated Income Statement on page 58. The directors recommend the payment of a final ordinary share dividend for 2007 of 5.35p net per share on 23 May 2008 to shareholders on the register at the close of business on 25 April 2008, which together with the interim dividend paid on 2 November 2007 makes a total of 7.6p net per ordinary share for the year (2006: 8.5p).

Acquisitions and disposals

1 Acquisitions

1.1 On 2 February 2007, the Group purchased the assets of Commercial Aviation Products for an immediate cash consideration of $5.7 million (£2.9 million) and a deferred contingent cash consideration of up to $3.3 million (£1.7 million).

1.2 On 19 July 2007, the Group purchased Executive Beechcraft, Inc for an immediate cash consideration of $75.9 million (£37.4 million) and a deferred cash consideration of $2.5 million (£1.3 million).

1.3 On 27 July 2007, the Group acquired Marathon Flight Services for an immediate cash consideration of $5.4 million (£2.6 million), and a deferred cash consideration of $0.6 million (£0.3 million).

1.4 On 31 August 2007, Signature Flight Support Athens S.A. purchased A&T Aviation Services business for an immediate cash consideration of €0.6 million (£0.4 million). The business provides ground handling services in the general aviation market at Makedonia Airport, Greece.

1.5 On 27 September 2007, the Group purchased the assets of Carolina Air Center of Hilton Head, Inc. for an immediate cash consideration of $16.7 million (£8.2 million).

1.6 On 9 November 2007, the Group announced the acquisition of Regent Aviation based in St. Paul Minnesota for $50.3 million (£24.5 million). Regent Aviation has operations at St. Paul Downtown Airport and Rochester International Airport in Rochester Minnesota.

2 Disposals

2.1 On 6 February 2007, the Group completed the sale of the Signature Flight Support Corporation facility at Oxnard Municipal Airport, Oxnard, California to Golden West Air Terminals, Inc. (Note: no cash changed hands on this sale except for fuel inventory on hand.)

2.2 On 19 June 2007, the Group entered into a sale agreement to dispose of Oxford Aviation Training for a consideration of £32.0 million. The disposal was completed on 29 June 2007, on which date control of Oxford Aviation Training passed to the acquirer.

2.3 On 19 July 2007, the Group completed the sale of Oxford Aviation Services Limited, trading as Oxford Airport, to OA Acquisitions Limited for a debt free cash free consideration of £39.1 million.

The consideration relating to the various acquisitions and disposals stated above reflects exchange rates at the date of announcement of the relevant transaction.

Events after the balance sheet date

Details of post balance sheet events are set out in note 29 to the Consolidated Financial Statements.

Change in share capital

Changes in share capital are shown in note 22 to the Consolidated Financial Statements. That note also contains a summary of the rights attaching to each class of shares and details of the number of ordinary shares held in employee benefit trusts. The Company was given authority to purchase up to 14.99% of its existing ordinary share capital at the 2007 Annual General Meeting. The authority will expire at the conclusion of the Annual General Meeting in April 2008 unless renewed. Accordingly, a special resolution to renew the authority will be proposed at the forthcoming Annual General Meeting. Details of the resolution renewing the authority to purchase ordinary shares are included with the Notice of Annual General Meeting enclosed with this Report.

Substantial shareholdings

The Company has been notified, as at 27 February 2008, under the provisions of the Disclosure and Transparency Rules that came into force on 20 January 2007, of the following interests in the voting rights of the Company:

	%
Aviva plc	7.97
Standard Life Investments	7.05
Prudential plc	6.53
Schroders plc	4.96
Legal & General Group plc	4.02
Barclays Global Investors	3.22

Research and development

The Group continues to devote considerable effort and resources to research and development of new processes and products. Costs are charged against income as incurred.

Market value of land and buildings

The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Financial risk management and treasury policies

The financial risk management and treasury policies of the Group are set out on page 37 and in notes 17 and 18 to the Consolidated Financial Statements.

Board of directors

The current directors of the Company at the date of this report appear on pages 38 and 39. They held office throughout the financial year under review with the exception of Hansel Tookes who was appointed to the Board on 19 February 2007 and Simon Pryce who was appointed to the Board on 11 June 2007.

Directors' interests in shares

Directors' interests in shares and share options are contained in the Directors' Remuneration Report.

Directors' Indemnities

On 2 July 2007 the Company entered into a deed of indemnity in favour of Simon Pryce and on 22 August 2007 the Company entered into a deed of indemnity in favour of Hansel Tookes under which the Company agreed to indemnify each director against liabilities incurred by that director in respect of acts or omissions arising in the course of their office or otherwise by virtue of their office. The Company had entered into deeds of indemnity in 2006 in favour of each of its then directors and on 19 November 2007 these and the deed in favour of Simon Pryce were amended so that all the deeds of indemnity in favour of the Company's current directors are in identical terms. In addition the Company has entered into an indemnity deed poll in substantially similar terms dated 19 March 2007 in favour of members of the Executive Management Committee and other members of senior management. Where such deeds are for the benefit of directors they are qualifying third party indemnity provisions as defined by section 309B of the Companies Act 1985 or section 234 of the Companies Act 2006, as applicable. At the date of this report, these indemnities are therefore in force for the benefit of all the current directors of the Company and other members of senior management.

On 1 November 2007 a subsidiary of the Company, BBA Aviation Finance, entered into qualifying third party indemnity provisions as defined by section 234 of the Companies Act 2006 in favour of its directors under which each director is indemnified against liabilities incurred by that director in respect of acts or omissions arising in the course of their office or otherwise by virtue of their office and such provisions remain in force as at the date of this report.

Agreements

Under s992 of the Companies Act 2006 the Company discloses that in the event of a change of control in the Company (i) its $900m revolving credit facility dated 7 September 2007 and certain industrial revenue bonds in the amount of $44.0 million currently guaranteed by the Company could become repayable and (ii) certain authorisations issued to the ERO business to carry out certain works on the authorising OEM's engines could become terminable by the relevant OEM (OEMs include Rolls-Royce, Pratt & Whitney Canada and Honeywell). Under s992 of the Companies Act 2006 the Company also discloses (in addition to the clause in Simon Pryce's contract referred to in the Directors' Remuneration Report on page 49 and the potential release of shares awarded to Simon Pryce referred to in the Directors' Remuneration Report on page 50) an amendment to an employment agreement between a subsidiary company and Greg Murrer entered into in February 2000 and an amendment to an employment agreement between a subsidiary company and Sarah Shaw entered into in March 2000, both of which have provisions such that in certain circumstances relating to a change of control of the Company they could receive compensation upon early termination of up to two years' remuneration, based on basic salary, bonus, benefits in kind and pension rights during the notice period.

Employees

There are various opportunities to provide employees with information on matters of concern to them and to improve employees' awareness of the financial and economic factors that affect the performance of the Company. These include "all hands briefings", staff forums and meetings with trade unions that take place throughout the year. Further details about our philosophy in this area are set out on page 34.

Suppliers payment policy

The Company and Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by the terms of the payment.

Resolutions at the Annual General Meeting

The Company's Annual General Meeting will be held on 30 April 2008. Accompanying this report is the Notice of the Annual General Meeting, which sets out the resolutions to be considered and approved at the meeting. As well as more routine matters such as the renewal of authority to allot shares, to disapply pre-emption rights and to purchase own shares, resolutions are being proposed to adopt new Articles of Association to update the Company's current Articles primarily to take account of changes in English company law brought about by the Companies Act 2006. The resolutions are explained in a letter from the Chairman which accompanies the Notice.

Charitable and political donations

Group donations to charities worldwide were £95,000 (2006: £223,800) with UK charities receiving £17,500 (2006: £6,000). No donations were made to any political party in either year.

Auditors

As required by section 234ZA of the Companies Act 1985, each of the directors, at the date of the approval of this report, confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

(b) the director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Words and phrases used in this confirmation should be interpreted in accordance with section 234ZA of the Companies Act 1985.

A resolution to reappoint Deloitte & Touche LLP as auditors of the Company will be proposed at the Annual General Meeting.

Directors' Report approved by the Board on 27 February 2008 and signed on its behalf by:

Andrew Wood
Group Finance Director

Directors' Report
Directors' Corporate Governance Report

1. Compliance

The Board is committed to ensuring high standards of corporate governance are maintained at BBA Aviation plc.

The Company applies the principles of corporate governance set out in Section 1 of the revised Combined Code issued in June 2006 through its own behaviour, by monitoring corporate governance best practice and by adopting appropriate recommendations of relevant bodies.

The directors can confirm compliance throughout 2007 with the provisions set out in Section 1 of the Combined Code except as follows: the roles of Chairman and Group Chief Executive were held by the same individual for a period in 2007 (which is explained further in paragraph 3 on this page and paragraph 4 on page 43); there was not a majority of independent non-executive directors on the Nomination Committee for two short periods when there were no meetings of the Committee (which is explained further in paragraph 8b on page 44) and bonuses and benefits in kind for an executive director (based in the US) are historically pensionable (which is explained further in the Directors' Remuneration Report on page 56).

The auditors' report concerning the Company's compliance with the Combined Code appears on page 57.

2. The Board's Role

The Board recognises its collective responsibility for the success of the Company. Its role includes providing effective leadership and setting the Group's strategic aims. It assesses business opportunities and seeks to ensure that appropriate controls are in place to assess and manage risk. It is responsible for reviewing management's performance and oversees senior level succession planning within the Group. The Board is responsible for setting the Company's values and standards, ensuring the Company's obligations to its shareholders are met.

There were seven scheduled Board meetings in 2007 which were attended by all the directors, other than the February meeting which Bob Phillips was not able to attend and the April meeting for which David Rough gave his apologies. These meetings focus on strategy, financial and business performance. Additional meetings were called as required to deal with specific matters. The Board agenda is set by the Chairman in consultation with the Group Chief Executive, the Group Finance Director and the Group Secretary.

The Board has a formal schedule of matters reserved to it for decision including approval of matters such as:

- strategy and objectives
- Group policies
- annual budgets
- dividends
- acquisitions and disposals of businesses
- expenditure over a certain limit
- financial results
- appointments to the Board

The schedule of matters is reviewed by the Board on an annual basis. Matters outside the scope of this formal schedule are decided by management in accordance with delegated authorities approved by the Board and Audit Committee.

The Board's policies and procedures are set out in a Directors' File which is provided to all directors on appointment and which is updated routinely.

3. The Board and Independence

At the date of this report, the Board comprises a chairman, four other non-executive directors and three executive directors who contribute a wide range of complementary skills and experience. A short biography of each current director is set out on page 39.

Changes during the Year

During the year, Roberto Quarta stepped down from his position as non-executive Chairman of the Company and on 17 January 2007 Michael Harper was appointed to the temporary position of Executive Chairman. As reported in last year's Annual Report, the Board considered alternative arrangements at the time of Michael Harper's appointment as Executive Chairman and concluded that the Company's interests were best served by the appointment, which had the support of its major shareholders. Michael Harper became non-executive Chairman on the appointment of Simon Pryce as Group Chief Executive on 11 June 2007. Simon Pryce will be seeking election at the forthcoming AGM.

David Rough retired from the Board at the AGM on 26 April 2007 and Bob Phillips retired from the Board at the expiry of his term of appointment on 5 May 2007. On David Rough's retirement as non-executive director, John Roques succeeded him as the Board's Senior Independent Director and he is available to shareholders if they have concerns which normal channels of contact with the Board would not resolve or for which such channels would be inappropriate. John Roques' appointment as a non-executive director was renewed with effect from 11 January 2008 for a further term until the conclusion of the AGM to be held in 2009. Mark Harper (who was appointed to the Board on 1 December 2006) took on the role of Remuneration Committee Chairman on David Rough's retirement and is also CSR Responsible Director.

Nick Land (who was appointed to the Board on 1 August 2006) assumed the chairmanship of the Audit Committee from John Roques on 1 March 2007.

On 19 February 2007 Hansel Tookes was appointed to the Board.

The Board has determined that all its non-executive directors (including John Roques, who was appointed to the Board in January 1999) are independent in character and judgement. The Board believes that Michael Harper was also independent in character and judgement on appointment as Chairman (although he was temporarily Executive Chairman in 2007 and interim CEO for much of 2006) and is of the view that he has demonstrated his independence throughout his period of office.

At the forthcoming AGM Mark Harper, Nick Land and Andrew Wood retire by rotation in accordance with the Company's Articles and John Roques (having served on the Board for more than nine years) retires in accordance with the provisions of the Combined Code and each intends to seek re-election at that time. The Board believes that each of Mark Harper, Nick Land and John Roques should be re-elected by shareholders as a non-executive director because, as evidenced by Board performance evaluations, each continues to be effective and demonstrate commitment to his role. The Board believes that each of them will continue to do so. The Board fully reviewed the renewal of John Roques' appointment in the light of the Board's performance evaluations and additional Board discussion took place. The Board particularly values the continuity of experience which John Roques has provided during a period of substantial change in Board membership and which he continues to provide as the Company moves into its second year as a business focused on aviation services.

During the year the Chairman met the other non-executive directors without the attendance of the executive directors and there was a formal meeting of the Senior Independent Director and non-executive directors without the Chairman present. There were several other occasions during the year when discussions between various directors took place on an informal basis.

Executive directors must obtain the prior consent of the Board before accepting a non-executive directorship in any other company. Executive directors may retain the fees from any such directorship. During the period to 30 June 2007 Michael Harper was paid the following fees from non-executive directorships to which he had been appointed prior to his appointment as Group Chief Executive (and subsequently Executive Chairman) of the Company: Catlin Group Limited £31,570, Ricardo plc £17,740, Umeco plc £10,000 and Vitec Group plc £47,500.

4. Chairman and Group Chief Executive

On the appointment of Simon Pryce as Group Chief Executive on 11 June 2007 Michael Harper stood down from his temporary role of Executive Chairman and resumed his position as a non-executive director. During the period between 17 January 2007 and 11 June 2007, while Michael Harper was Executive Chairman, there was no division of responsibilities between the Chairman and the Group Chief Executive. Since 11 June 2007 there has again been a clear division of responsibilities between the Chairman and the Group Chief Executive. This is reinforced by a written statement of the division of responsibilities between the two positions which has been reviewed and approved by the Board. Michael Harper as Chairman is primarily responsible for leading the Board and ensuring its effectiveness. He is responsible for setting the Board agenda and ensuring the directors receive information in an accurate, clear and timely manner. He is responsible for promoting effective decision-making, ensuring the performance of the Board, its committees and individual directors are evaluated on an annual basis and that appropriate Board training and development occurs. Simon Pryce as Group Chief Executive is responsible for the development and implementation of Board strategy and policy, the running of the Group's business, ensuring that the business strategy and activities are effectively communicated and promoted within and outside the business and for building positive relationships with the Company's stakeholders.

5. Board Appointments

The Board acknowledges its responsibility for planned and progressive refreshing of the Board. It believes that the necessary arrangements to manage succession issues promptly and effectively are in place. There is a formal and transparent procedure for the appointment of new directors to the Board, the prime responsibility for which is delegated to the Nomination Committee. The appointment process is initiated by the Board and a selection procedure established to identify suitable external search consultants for the vacancy. The process differs in its detail depending on whether the appointment is for an executive or non-executive position, but the essentials remain the same. Following the appointment of a suitable external consultant, details of the role and capabilities required for the appointment are prepared. The consultant then draws up a list of potential candidates and a shortlist is created through consultation amongst Nomination Committee members. The Board as a whole is also regularly updated as to the status of the appointment process. Meetings as appropriate are arranged with Committee members and the Committee aims to ensure that each Board member is given the opportunity to meet the short-listed candidates. The Nomination Committee will then meet to finalise a recommendation to the Board regarding the appointment. A similar process was carried out during 2007 for the appointment of Hansel Tookes and Simon Pryce. This process was also used for the appointment of Michael Harper as a non-executive director in 2005, when he was considered a potential successor to the position of Chairman in due course, and in the circumstances at the time of his appointment as Chairman in 2007 the use of external search consultants was not thought appropriate.

The Board has a written framework for the induction of new directors. This includes site visits, meetings with senior management and advisers and the provision of corporate documentation. A personal induction programme is prepared for each new director tailored to the experience and needs of the individual. New directors are available to meet major shareholders on request.

Appointments of non-executive directors are made by the Board for an initial term of three years. This term is subject to the usual regulatory provisions and continued satisfactory performance of duties following the Board's annual performance evaluation. Re-appointment for a further term is not automatic but may be made by mutual agreement. In addition, it is the Company's practice that all directors are subject to re-election at least every three years.

The fees of the non-executive directors are determined by the Board as a whole on the recommendation of the Group Chief Executive. No director is involved in deciding his own remuneration or fees. Letters of appointment for the non-executive directors are available for inspection by shareholders at each AGM and during normal business hours at the Company's registered office.

6. Information and Professional Development

The Chairman takes responsibility for ensuring the directors receive accurate, timely and clear information with Board and Committee papers being circulated in advance of the meeting. The Board and its Committees are kept informed of corporate governance and relevant regulatory developments as they arise and receive appropriate briefings. For example, in 2007 the Board was updated on relevant aspects of the new UK Companies Act 2006 whilst the Audit Committee is routinely briefed on accounting and technical matters by senior management and the external auditors.

In addition to formal Board meetings, the Chairman maintained regular contact during the year with other directors to discuss specific issues. Opportunities exist throughout the year for informal contact between Board members and with members of the senior management team and site visits are arranged for Board members.

The Board believes that, given the experience and skills of its current directors, the identification of individual development needs is best left to the individual director's discretion. If any such needs became evident through the annual performance evaluation, the director would be encouraged to pursue the necessary development. The Company will provide the necessary resources for developing and updating the directors' knowledge and skills.

All directors have access to the advice and services of the Group Secretary and the Board has established a procedure whereby directors wishing to do so in furtherance of their duties may take independent professional advice at the Company's expense.

The Company arranges appropriate insurance cover in respect of legal actions against its directors. The Company has also entered into indemnities with its directors as described on page 41 of this Directors' Report.

7. Performance Evaluation

In the autumn of 2007 the Chairman, in conjunction with the Senior Independent Director, led the performance evaluation and appraisal process for the Board and its main Committees. The Chairman discussed with each director individually their replies to a questionnaire they had previously completed concerning the Board, its Committees and their operation; any other concerns they had and their own performance. In addition, the Senior Independent Director, in consultation with the other non-executive directors and taking into account the views of the executive directors, reviewed the performance of the Chairman and the performance evaluation and appraisal process as a whole. Overall the conclusion from the Board evaluation and appraisal process was positive, with each individual director contributing actively to the effective performance of the Board and the Committees of which he is a member. The Board considered the outcomes of the evaluation at its November meeting and agreed a number of action points, including a more formally scheduled Board training programme and a more structured timetable of presentations from each of the businesses within the Group, and set itself objectives relating to strategy, succession planning, management development training and corporate social responsibility to be achieved in the course of 2008.

Directors' Corporate Governance Report

8. Board Committees

The Board operates a Remuneration Committee, a Nomination Committee and an Audit Committee. Written terms of reference for each Committee are available on request and are posted on the Company's website.

a. Remuneration Committee

Composition

During 2007 the Remuneration Committee comprised those non-executive directors set out in the table below. Apart from Hansel Tookes and Michael Harper, these directors were on the Committee at the time of determining remuneration for the year ended 31 December 2007. Michael Harper was not a member of the Committee while he was employed by the Company in an executive capacity. The members of the Remuneration Committee concluded after discussion that Michael Harper had been independent in character and judgement on his appointment as Chairman and therefore that it was appropriate for him to become a member of the Remuneration Committee after he became a non-executive Chairman.

		During Year			
	01/01/07	Resigned	Appointed	31/12/07	27/02/08
Mark Harper	✓	–	✓	✓	✓
as Chairman	–	–	27/04/07	–	–
Michael Harper	–	–	01/07/07	✓	✓
Nick Land	✓	–	–	✓	✓
Bob Phillips	✓	05/05/07	–	–	–
John Roques	✓	–	–	✓	✓
David Rough	✓	26/04/07	–	–	–
Hansel Tookes	–	–	19/02/07	✓	✓

During 2007 the Remuneration Committee met on seven occasions. These meetings were attended by all Committee members save for Bob Phillips in February. Executive directors and the Group HR Director may attend these meetings by invitation.

Role

The Committee has two principal functions: first, making recommendations to the Board on the framework or broad policy for the remuneration of executive directors and other designated senior executives and second, determining on behalf of the Board the specific remuneration package for each of the executive directors, including pension rights and any compensation payments.

The Remuneration Committee is also responsible for discussing and agreeing a compensation policy for the Group. In conjunction with the Group Chief Executive and Group HR Director, the Committee is tasked with developing a broad compensation framework for senior management and for reviewing the remuneration for certain senior executives. The specific application of this policy and framework to each senior executive is the responsibility of the Group Chief Executive.

Further details of the work of the Remuneration Committee appear in the Directors' Remuneration Report.

b. Nomination Committee

Composition

The composition of the Nomination Committee during 2007 is set out in the table below. The Nomination Committee comprised three non-executive directors and two executive directors for most of the year, apart from two short periods when the Committee had a membership of two non-executive directors and two executive directors. The Committee did not meet during the periods when there was not a majority of independent non-executive directors on the Committee.

		During Year			
	01/01/07	Resigned	Appointed	31/12/07	27/02/08
Roberto Quarta	✓	17/01/07	–	–	–
Michael Harper	✓	–	–	✓	✓
Simon Pryce	–	–	11/06/07	✓	✓
Andrew Wood	✓	–	–	✓	✓
Nick Land	–	–	17/01/07	✓	✓
John Roques	–	–	17/01/07	✓	✓
as Chairman	–	–	27/04/07	–	–
David Rough	✓	26/04/07	–	–	–
as Chairman	–	–	17/01/07	–	–

Other directors may attend Nomination Committee meetings by invitation. The Nomination Committee meets as required. During 2007 the Committee met formally on three occasions with attendance by all Committee members. This was supplemented with numerous individual briefings and meetings between Committee members.

Role

The principal role of the Committee is to make recommendations to the Board on the appointment of the Company's executive and non-executive directors. It is responsible for identifying and nominating candidates to fill Board vacancies. In making appointments, the Committee evaluates the balance of skills, knowledge and experience on the Board and in the light of this evaluation considers the capabilities required for the role and, in the case of a non-executive appointment, the time available to fulfil the role. Use is made of independent search consultants and the final appointment rests with the full Board. More information on the role of the Nomination Committee is set out in "Board Appointments" above.

Details regarding the Audit Committee are set out in paragraph 9b on page 45.

9. Audit and Accountability

a. Financial Reporting

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and presentation of financial statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

A procedure is in place to enable the directors to provide the confirmation regarding audit information required under section 234ZA of the Companies Act 1985. This confirmation is set out on page 41 of the Directors' Report – Additional Disclosures.

Going Concern

In compliance with corporate governance requirements, the directors consider that after a critical review of the Group's 2008 budget and medium-term plans the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

b. Audit Committee

Composition

During 2007 the Audit Committee comprised the independent non-executive directors as set out in the following table. The Chairman of the Committee until 1 March 2007, John Roques, and the replacement in that role with effect from 1 March 2007, Nick Land, each have relevant and recent financial experience and a professional accountancy qualification as required by the Smith Guidance. In addition the other Committee members all have experience of corporate financial matters.

		During Year			
	01/01/07	Resigned	Appointed	31/12/07	27/02/08
Nick Land	✓	–	–	✓	✓
as Chairman	–	–	01/03/07	–	–
Mark Harper	✓	–	–	✓	✓
Bob Phillips	✓	05/05/07	–	–	–
John Roques	✓	–	–	✓	✓
as Chairman	–	01/03/07	–	–	–
David Rough	✓	26/04/07	–	–	–

During 2007 the Audit Committee met on four occasions, generally coinciding with key dates in the financial reporting and audit cycle. There was full attendance by all the Committee members except that Bob Phillips was unable to attend the February meeting and David Rough the April meeting. The external auditors and Head of Group Internal Audit regularly attend these meetings. The Chairman, Group Chief Executive, Group Finance Director and Group Financial Controller also generally join at least part of Audit Committee meetings by invitation. The Committee Chairman may call a meeting at the request of any director or the Company's external auditors.

Role

The Committee may consider any matter that might have a financial impact on the Group. However, its primary role is: first, reviewing the scope and results of the external audit and the internal audit work programme; and second, reviewing the annual and half yearly reports before they are presented to the Board. In addition, the Committee reviews twice yearly reports on the Group's key business risks. The Committee assesses compliance with the directors' responsibility statement. The Committee also reviews the Group's Disclosure of Unethical Conduct Policy under which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The Committee is responsible for making recommendations to the Board regarding the remuneration and appointment of its external auditors. It is the policy of the Audit Committee to review such appointment at least every five years and a review was completed this year. The Audit Committee discharges its responsibilities through the review of written reports circulated in advance of meetings and by discussing these reports and any other matters with the relevant auditors and management. At least once a year the Audit Committee holds a confidential session without management present with the Head of Group Internal Audit and with the external auditors.

Auditor Independence and Audit Effectiveness

Central to the Audit Committee's work is the review and monitoring of the external auditors' independence and objectivity and the effectiveness of the audit process. The Audit Committee carried out a formal audit service assessment in respect of work carried out during the year including a review of audit plans and the qualifications, expertise, resources, effectiveness and independence of the external auditors. The Audit Committee has also carried out a detailed performance evaluation and believes that it has satisfied the requirements of the Combined Code and the Smith Guidance. The Audit Committee has confirmed that during the year it had formal and transparent arrangements for considering financial reporting and internal control principles and maintaining an appropriate relationship with the external auditors.

A key safeguard to ensure auditor objectivity and independence is the Committee's policy on the provision of non-audit services by its external auditors. This policy is reviewed annually. It prohibits the Group's external auditors from carrying out certain additional services for the Group including book-keeping, internal audit, valuations, actuarial services and financial systems design and implementation. Services which the external auditors may be permitted to carry out include assurance services such as reporting accountant work and tax services. The Committee is satisfied that the majority of the tax services supplied by Deloitte & Touche LLP are compliance-related and represent a small proportion of Group tax fees.

As a matter of principle, the Company's policy is not to use the external auditors for acquisition and due diligence work. However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender. Only in exceptional and unusual circumstances will this include the external auditors.

The Committee Chairman is required to pre-approve certain permitted services, which may exceed set financial limits. Non-audit fees paid or due to the external auditors are regularly reviewed by the Committee.

Deloitte & Touche LLP have confirmed that all non-audit services they performed during the year were permitted by APB Ethical Standards and would not impair their independence or objectivity. On the basis of their own review of the services performed, the requirement of pre-approval and the auditors' confirmation, the Committee is satisfied that the non-audit services currently provided by Deloitte & Touche LLP do not impair their independence and objectivity.

c. Systems of Internal Control

Overall responsibility for the Group's system of internal control and for reviewing its effectiveness rests with the directors. Management is accountable to the directors for monitoring this system and for providing assurance to the directors that it has done so. The system of internal control is essentially an ongoing process embedded in the Group's businesses for identifying, evaluating and managing the significant risks faced by the Group, including social, environmental and ethical risks. The Group considers that it has adequate information to identify and assess significant risks and opportunities affecting its long and short-term value.

This process has been in place for the year ended 31 December 2007 and up to 27 February 2008 and the directors can therefore confirm that they have reviewed the effectiveness in accordance with the internal control requirements of the Combined Code throughout that period.

The Group's internal system of control is reviewed annually by the directors and accords with the guidance issued by the Financial Reporting Council in October 2005: "Internal Control: Revised Guidance for Directors on the Combined Code". The system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can provide reasonable but not absolute assurance against material misstatement or loss, to the extent that is appropriate, taking account of costs and benefits.

The key features of the Group's internal control system are listed below.

1. During 2007 the Risk Committee, chaired by the Group Finance Director and comprising senior executives, met twice to review and analyse how business risks are being managed. These reviews assessed the following categories of risk:
   - business;
   - financial;
   - compliance; and
   - operational and other including health, safety and environmental.

   Central to this process was a detailed written self-assessment of risks by company and division and functional risk assessments, each carried out by the responsible executive. These were reviewed by the internal audit department and the Risk Committee. Any significant control issues arising between meetings can be brought to the attention of senior executives at regularly scheduled meetings of the Executive Management Committee. In 2007 the outcome of the work of the Risk Committee was reported to the Audit Committee, which in turn reviewed the effectiveness of the Group's system of internal control on behalf of the Board. The Audit Committee agreed a modification of this process in the last quarter of 2007 and going forward into 2008. The detailed written self-assessment of risks by company, division and function are now plotted on risk maps, with both the assessments and risk maps being reviewed by the internal audit department and by senior management at quarterly operating review meetings held with each business. The outcome from these reviews will be discussed twice each year at meetings of the Executive Management Committee which has replaced the Risk Committee. The first such review by the Executive Management Committee took place in January 2008, with the results being presented to the Audit Committee in February. In 2008 the Audit Committee will continue to receive a report at least twice a year from the Group Finance Director detailing the work undertaken in managing the risks faced by the Group. Based on these reviews and reports, the Board recommends action to be taken by the Group at both divisional and company levels to mitigate identified risks and take advantage of opportunities that may add value to the Group.

2. An organisation structure is in place at both head office and divisional level which clearly defines responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.

3. An internal audit function undertakes a programme of risk-based reviews of controls and business processes. The role of internal audit is defined in a "Group Internal Audit Charter" and this includes its terms of reference, the standards which it adheres to, the scope and coverage of its work and its reporting processes. The Audit Committee receives a report from internal audit at each meeting which includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work schedules and details of any action required. In accordance with the Combined Code, the Audit Committee regularly monitors and reviews the effectiveness of internal audit utilising outside specialists and self-assessment techniques.

4. A Group Finance Manual details accounting policies and financial controls applicable to all reporting units. The Group accounting policies are aligned with the latest International Accounting Standards and International Financial Reporting Standards.

5. An annual budgeting exercise is carried out to set targets for each of the Group's reporting units.

6. Detailed management accounts are submitted monthly to management which measure actual performance against budget, together with forecasts of sales, profits and operating cash for the next three months and to the end of the year. A monthly report is provided to the Board highlighting key issues and summarising the detailed financial information provided by the operating units.

7. Capital expenditure is controlled by means of budgets, authorisation levels requiring the approval of major projects by the Group directors and by post-investment appraisals.

8. Defined procedures are laid down for investments, currency and commodity hedging, granting of guarantees and use of treasury products.

9. A detailed matrix defines the levels of authority for the Group's senior executives and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters. This matrix is authorised by the Audit Committee on behalf of the Board and is reviewed on an annual basis. Compliance with the authority matrix is reviewed as part of the internal audit process.

10. All significant acquisitions and disposals of companies or businesses are approved by the Board.

11. A Group policies manual sets out policies and procedures regarding the following: business ethics, business gifts and gratuities, equal opportunities, competition law, legal policy, external communications and share dealing. A bi-annual review of compliance with such policies by Group companies is carried out and senior executives are also required to confirm annual compliance with certain policies. Group policies are complemented by divisional and company-led initiatives, including community policies, and are supplemented by the Group's Disclosure of Unethical Conduct Policy which includes a 24 hour "hotline" available to all employees, supported by a formal investigation protocol and regular reporting to the Audit Committee.

12. A Group Health, Safety and Environmental Manual details policies, standards and procedures which are applicable throughout the Group. Further details about Health and Safety and environmental matters are set out on page 35 under "Corporate Social Responsibility" and on our website. Annual self-assessments are carried out at company level against Group standards. The most recent monthly report on environmental and safety matters is reviewed at each meeting of the Executive Management Committee and the Board also receives regular reports on HSE matters. These reports cover all Group companies and are prepared by the internal Group HSE function, with some assistance from external specialists. Senior managers' performance and related financial incentives are tied in part to their success against selected annual HSE improvement objectives.

10. Shareholder Relations

The Board as a whole is routinely kept up to date on corporate governance developments and the views of BBA Aviation's major shareholders. This was achieved in 2007 through regular meetings during the year between the Group Chief Executive (or the Executive Chairman during the first half of 2007), the Finance Director and major shareholders, which are then reported to the Board as a whole. The Board also receives formal written reports from its brokers regarding the views of its principal shareholders following its preliminary and interim results announcements and at other times as appropriate. All non-executive directors, including the Senior Independent Director, are available to meet with major shareholders. The Board considers that its non-executive directors, including its current Senior Independent Director, John Roques, have a good level of understanding of the issues and concerns of major shareholders, as required by the Combined Code.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The directors seek to encourage a continuing dialogue. The Company maintains contact as required with its principal shareholders about directors' remuneration in the same way as for other matters. The Company's AGM is used as an opportunity to communicate with private investors. It is intended that notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting. Michael Harper as Chairman of the Board, John Roques as Chairman of the Nomination Committee (and Senior Independent Director), Nick Land as Chairman of the Audit Committee and Mark Harper as Chairman of the Remuneration Committee (and CSR Responsible Director) will each be available to answer questions, as appropriate, at the AGM. Shareholders are given the opportunity of voting separately on each proposal. The Company counts all proxy votes cast in respect of the AGM and makes available the proxy voting figures (for, against, at discretion and "vote withheld") on each resolution. The voting results of the AGM, together with the details of proxy votes cast prior to the meeting, are also made available on request and on the Company's website. The results of the AGM are also announced to the market via a Regulatory News Service.

Directors' Corporate Governance Report approved by the Board on 27 February 2008 and signed on its behalf by:

Andrew Wood
Group Finance Director

Directors' Remuneration Report

This report covers the remuneration policy for directors and includes specific disclosures relating to directors' emoluments, their shares and other interests. It has been prepared in accordance with the requirements of the Companies Act 1985, as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority. This report is being put to shareholders at the forthcoming AGM for an advisory vote. As noted on page 42 in the Directors' Corporate Governance Report, the Company did not comply in 2007 with the provisions of the June 2006 Combined Code (the "Code") in respect of the historical pensionability of bonuses and benefits in kind, which is referred to in paragraph 3d below. Information in this report is unaudited other than that which is required to be audited and that is stated as such in the relevant table.

1. Remuneration Committee

Although the Board considers itself ultimately responsible for both the framework and the cost of executive remuneration, it has delegated prime responsibility for executive remuneration to the Remuneration Committee.

The Remuneration Committee is a Committee of the Board consisting exclusively of non-executive directors. Details of the Committee's membership are set out on page 44. It is responsible for determining executive directors' remuneration and reviewing proposals in respect of other senior executives. The Committee also determines targets for short-term incentive plans and performance-related share schemes operated by the Company and oversees any major changes in employee benefit structures throughout the Group. Further details of the work of the Remuneration Committee are set out on page 44.

In carrying out its responsibilities during 2007 the Remuneration Committee appointed and was independently advised by New Bridge Street Consultants LLP. New Bridge Street Consultants also provided advice to the management in respect of individuals outside the terms of reference of the Remuneration Committee and provided calculations of total shareholder return in connection with the BBA 2006 Long-Term Incentive Plan.

During 2007, the Committee also consulted with the Executive Chairman (who was not then a member of the Remuneration Committee), the Group Chief Executive, the Group Secretary and the newly appointed Group HR Director in connection with its work, although not directly in connection with their own remuneration. During 2008, it is anticipated that the Committee will wish to consult with the Group Chief Executive, the Group HR Director and the Group Secretary.

2. Remuneration Policy

The Group's remuneration policy is to ensure that executive directors' and other senior executives' remuneration properly reflects their duties and responsibilities and is sufficient to attract, retain and motivate high calibre senior management capable collectively of delivering the goals of the Company. The Committee recognises the need to remain competitive in the different geographic areas in which the Company operates. The Committee believes that the remuneration arrangements described below remain closely aligned to the creation of shareholder value and to the business strategy of BBA Aviation. The Committee has also taken into consideration UK best practice for listed companies. In connection with the ABI Responsible Investment Disclosure Guidelines, the Remuneration Committee can confirm that it is able to consider corporate performance on environmental, social and governance issues when setting the remuneration of executive directors. Indeed health and safety objectives are core to the personal objectives of Simon Pryce and Bruce Van Allen. The Committee also believes that the incentive structure for senior management does not raise environment, social and governance risks by inadvertently motivating irresponsible behaviour. The Committee reviews executive directors' remuneration at least annually and in reviewing in 2007 the Group's remuneration policy into 2008 and beyond, it was clarified that the base pay portion of an executive's total remuneration should be set by reference to the local market whereas in setting short and long-term incentives reference should be made to the wider, global market.

The main components of executive directors' remuneration are set out below. Total executive remuneration is structured to deliver potential upper quartile rewards for superior performance with a significant proportion of variable pay subject to stretching performance targets. The Committee believes that the remuneration packages of Simon Pryce, Andrew Wood and Bruce Van Allen contain a suitable balance of directly performance-related remuneration which links both the short-term financial performance of the Group and long-term shareholder returns with the executives' total remuneration. As Michael Harper's role as Group Chief Executive and Executive Chairman was an interim position for part of 2007, he was rewarded on a cash only basis. For an interim executive director position, the Remuneration Committee did not consider it appropriate to offer traditional benefits in kind or participation in long-term incentive plans.

a. Salary, Benefits and Service Contract

The policy of the Committee is to provide base salaries that are positioned around mid-market when compared to local salary data. Salary is reviewed by reference to market conditions, financial and individual performance. In addition to basic salary, executive directors receive traditional benefits in kind, principally a company car allowance, private medical insurance and death in service benefits.

The policy of the Committee is to make new executive director appointments with a rolling service agreement which can be terminated by the Company on giving 12 months' notice.

b. Bonus

Annual cash bonuses for executive directors and senior management are based on financial performance and personal objectives which are set annually. Details of the 2007 bonus arrangements are set out on page 50.

The Remuneration Committee carried out a review of remuneration arrangements in connection with the demerger in 2006. As part of that review, the Committee decided to increase the maximum bonus potential for executive directors during 2007 from 65% to 100% of salary with more stretching performance targets at entry level and above target. Approximately 85% of the maximum bonus is based on financial objectives. For 2007, 25% of this bonus was subject to compulsory deferral into BBA Aviation shares and a further 25% may be voluntarily deferred under the BBA Deferred Bonus Plan. This structure remains unchanged for the 2008 bonus arrangements. The Committee believes that the changes made brought the Company's arrangements more closely into line with market practice, providing a greater proportion of variable pay subject to stretching performance targets which are linked to shareholder returns. The deferral into shares also provides a direct linkage with shareholders' interests. The detail of the plan is provided in paragraph 3b below.

c. Long-Term Incentives

The Remuneration Committee believes that a significant element of executive directors' remuneration should be linked to performance-related long-term incentives. The Company's schemes were reviewed in 2006 as part of the demerger and shareholder approval was given to three new share schemes, details of which are set out in paragraph 3c below. The schemes were developed to take due account of market and best practice and provide long-term management focus and motivation. The Committee has also recognised the need for flexibility in this area to allow them to respond to changing market practices and different geographic norms. Specifically, incentive plan limits remain set at relatively high levels to accommodate the US market, where the largest concentration of BBA Aviation's businesses is found. There are no current proposals to change this arrangement for awards to be made in 2008.

As part of its strategy to align shareholders' and directors' interests, the Remuneration Committee expects all executive directors to build and maintain a holding of shares with a value at least equal to their base salary.

d. Pension

Pension provision for the executive directors varies and reflects differing UK and US practice. Further details are set out on pages 55 and 56.

3. Policy implementation: Directors' Remuneration

a. Salary, Benefits and Service Contracts

Base salaries are reviewed annually by reference to comparator groups selected on the basis of comparable size, geographic spread and business focus. Individual salary decisions take into account personal contribution, business performance and the level of pay awards elsewhere in the Group. Following a review at the end of 2007 the Remuneration Committee approved (with effect from 1 January 2008) a base salary of £500,000 for Simon Pryce, of £333,275 for Andrew Wood and of $554,500 for Bruce Van Allen.

Set out below are the contractual notice periods for executive directors who served during the year.

		Months' Notice	
	Contract Date	By Company	To Company
Michael Harper*	04/04/06	1	1
Simon Pryce**	23/04/07	12	12
Andrew Wood	13/02/01	12	6
Bruce Van Allen	01/01/04	12	12

* appointed as interim CEO in February 2006 and as Executive Chairman from 17 January 2007. Resumed position as non-executive director on 11 June 2007.

** appointed 11 June 2007.

In the event of early termination, the Remuneration Committee will, within legal constraints, determine the approach to be taken according to the circumstances of each individual case, taking account of the departing director's obligation to mitigate his loss. In certain circumstances, and other than for termination for non-performance, the executive directors may receive compensation upon early termination of a contract which could amount to up to one year's remuneration based on basic salary, bonus, benefits in kind and pension rights during the notice period. For the first year after his appointment Simon Pryce may, in certain circumstances relating to a change in control, receive compensation upon early termination of his contract of up to two years' remuneration. This reduces during the second year after his appointment and after this initial two-year period any such compensation could only amount to up to one year's remuneration.

Table 1 (page 53) sets out details of the executive directors' salaries and non-executive directors' fees. The salary of Michael Harper as interim Group Chief Executive and as Executive Chairman was calculated on a cash basis, including cash elements attributable to bonus, pension and car allowance.

b. Bonus

Bonus payments made in respect of 2007 for Simon Pryce, Andrew Wood and Michael Harper were calculated on the basis of the Group's adjusted earnings per share and Group free cash flow and, in the case of Simon Pryce and Andrew Wood, the achievement of measurable personal objectives. Simon Pryce's bonus was prorated for his actual service in the 2007 financial year. Michael Harper was not allocated personal objectives due to the short-term nature of his executive role and his bonus was also prorated. Bruce Van Allen's bonus for 2007 reflected his operational responsibility for the Flight Support business (being based on the achievement of budgeted operating profit and operating cash flow), together with Group adjusted earnings per share and the achievement of measurable personal objectives.

The bonus for 2007 was expressed as a percentage of salary and the potential payout ranged from zero to a maximum of 100% of salary. For Simon Pryce, Andrew Wood and Bruce Van Allen 85% of the bonus was based on financial targets with the remaining 15% based on measurable personal objectives. It was also provided that 25% of any bonus paid under this scheme to Simon Pryce, Andrew Wood and Bruce Van Allen would be compulsorily deferred into BBA Aviation shares with a further 25% voluntarily deferred at the director's discretion. Matching will be provided on the deferred shares, whether compulsory or voluntary, on a one to one basis subject to meeting a total shareholder return ("TSR") performance criteria over a three-year period. The TSR performance condition to be used for the matching shares is the same as that stated below for the 2006, 2007 and 2008 conditional share awards. The BBA 2006 Deferred Bonus Plan, details of which are set out below, governs the basis on which such deferral and matching is made.

In recognition of the forfeiture of potential bonus and other incentive awards from his previous employer, on Simon Pryce's joining BBA Aviation plc he was made an award of 213,700 shares on 18 June 2007. This award (which is neither pensionable nor transferable) was made in accordance with the provisions of the Financial Services Authority's Listing Rule 9.4.2 which permits a company to enter into a bespoke long-term incentive plan arrangement without requiring formal shareholder approval in order to facilitate the recruitment, in unusual circumstances, of an individual. The shares subject to this award will be released in tranches subject to Simon Pryce's continued employment on the relevant vesting dates. No conditions other than this service condition apply to this award. In the event of a change of control of the Company prior to all shares being released, all unreleased shares will be released to him immediately. This award is included in the figures in Table 3 on page 54.

As reported last year the bonus payments in respect of 2006 to each of Michael Harper, Andrew Wood and Bruce Van Allen were deferred into shares. The number of shares deferred was increased by 10% and subject to restrictions on sale or transfer until 1 June 2007. Those shares are now held without restrictions by those directors and included in the figures in Table 2 on page 53.

Bonus payments to the executive directors in respect of 2008 will be calculated on a similar basis as payments in respect of 2007, with the potential payout ranging from zero to a maximum of 100% of salary and with 85% of the bonus being based on financial targets (based on the Group's adjusted earnings per share and, for Simon Pryce and Andrew Wood, Group free cash flow, and for Bruce Van Allen, the budgeted operating profit and operating cash flow of the Flight Support business) with the remaining 15% based on measurable personal objectives. Financial performance targets and appropriate personal objectives for 2008 have been approved by the Committee.

The performance measures for the bonuses in respect of 2007 and 2008 were chosen by the Committee because each measure is a factor over which the individual has a direct impact and each of the measures continue to be collectively good indicators of corporate performance that should link to long-term shareholder reward.

c. Long-Term Incentives
BBA 2006 Executive Share Option Plan,
BBA 2006 Long-Term Incentive Plan and
BBA 2006 Deferred Bonus Plan (the "2006 Plans")

In November 2006 shareholders approved the 2006 Plans which together replace the BBA Group 2004 Long-Term Incentive Plan and allow the awards of options, conditional shares and matching shares.

Under the BBA 2006 Executive Share Option Plan, the maximum number of options which an executive may be granted in any year is limited to three times basic salary, or four times basic salary if the Remuneration Committee determines that an executive will not receive a conditional share award in that year. No options were awarded in 2007 and there is no immediate intention to operate the BBA 2006 Executive Share Option Plan.

Under the BBA 2006 Long-Term Incentive Plan, conditional awards of shares are limited to one times the executive's basic salary or two times basic salary if the Remuneration Committee determines that the executive will not be granted options in that year. Conditional awards made to Simon Pryce when he joined in June 2007 were two times basic salary, while those made to Andrew Wood and Bruce Van Allen in 2007 were limited to one times basic salary. The Remuneration Committee considers the award levels appropriate and in line with its policy to reward superior performance with potential upper quartile remuneration.

In 2006 conditional shares were not awarded until November due to the demerger process. The conditional share awards made in 2006 will potentially vest and be released to participants three years after the time at which awards would under normal circumstances have been made. The conditional share awards made in 2007 will potentially vest and be released to participants in March 2010. The awards made in 2006 and those made in 2007 are both subject to two performance targets. 50% of each award is subject to a performance target that measures the Company's TSR against a comparator group of companies. The other 50% is subject to an adjusted earnings per share ("EPS") performance target. The comparator group of companies chosen in 2006 for the TSR element was based on FTSE 350 listed companies from the industrial transportation, travel and leisure, and aerospace and defence sectors.

The comparator group in respect of the 2006 award of conditional shares is:

Comparator Group 2006 Awards		
Arriva	Go-Ahead Group	Qinetiq
Avis Europe	Gondola Holdings	Rank Group
BAE Systems	Greene King	Restaurant Group
BBA Aviation	Intercontinental Hotels Group	Rolls-Royce Group
British Airways	Ladbrokes	Smiths Group
Carnival	Luminar	Stagecoach Group
Chemring Group	Meggitt	Ultra Electronics Holdings
Cobham	Millennium & Copthorne Hotels	VT Group
Compass Group	Mitchells & Butlers	Wetherspoon JD
EasyJet	MyTravel Group	Whitbread
Enterprise Inns	National Express	William Hill
First Choice Hols	Northgate	Wolverhampton & Dudley
First Group	Partygaming	
Forth Ports	Punch Taverns	

The Committee reviewed the comparator group used for the 2006 awards in 2007 and focused the selection of comparator companies on those that better reflect the market in which BBA Aviation operates. The comparator group for the 2007 awards will be used in respect of awards in 2008.

The comparator group in respect of the 2007 award of conditional shares is:

Comparator Group 2007 Awards		
Arriva	EasyJet	Northgate
Avis Europe	First Choice Hols	Qinetiq
BAE Systems	First Group	Rolls-Royce Group
BBA Aviation	Forth Ports	Smiths Group
British Airways	Go-Ahead Group	Stagecoach Group
Carnival	Meggitt	Ultra Electronics Holdings
Chemring Group	MyTravel Group	VT Group
Cobham	National Express	

If median position is not achieved in the TSR ranking, the TSR part of the award will lapse. If EPS growth over the performance period is less than the increase in the retail price index plus 3% per annum, the EPS part of the award will lapse. In neither case will there be retesting. In line with the method used to test the satisfaction of performance conditions under previous awards, the Remuneration Committee has chosen to have the benefit of the expertise of an independent remuneration consulting firm, New Bridge Street Consultants LLP, to calculate TSR and the external auditors will perform certain agreed procedures on the EPS calculation. The EPS growth is calculated on a constant exchange rate basis. The Remuneration Committee will seek to take account of the move to International Accounting Standards and the effect this has on earnings per share-based performance conditions and will endeavour to ensure that performance is measured on a consistent basis.

Details of awards made to the executive directors under the BBA 2006 Long-Term Incentive Plan during the year are set out in Table 3 on page 54.

The Committee believes that the two performance measures chosen for its incentive schemes – adjusted earnings per share growth and comparative total shareholder return – each represent a reasonable long-term indication of the financial success of the Company. They are also measures that are acceptable to the majority of the investors in the Company.

Under the BBA 2006 Deferred Bonus Plan, participants who defer part of their annual bonus may receive a matching award that will be limited to the number of shares purchased with his or her own money. The Remuneration Committee required executive directors to defer 25% of any payment received in 2008 under the 2007 bonus scheme and permitted up to a maximum of a further 25% to be deferred. The Remuneration Committee is satisfied that the award levels under both the LTIP and the Deferred Bonus Plan are not excessive and in making these awards the Remuneration Committee took prevailing remuneration practice and the wish for a significant portion of the executive remuneration to be linked to performance into account.

The vesting of any matching awards made in 2008 under the BBA 2006 Deferred Bonus Plan will be subject to the satisfaction of a performance condition that will measure the Company's TSR against that of a comparator group over a three-year performance period. This TSR performance condition will be the same as the TSR performance condition used for the 2006, 2007 and 2008 conditional share awards.

The performance conditions in respect of the 2006, 2007 and 2008 awards of conditional shares will be measured over a three year performance period:

TSR ranking in comparator group	Percentage of TSR part of award vesting
At or above 75th percentile	100%
Between median and 75th percentile	Pro rata between 25% and 100%
At median	25%
Below median	Nil

EPS growth per annum	Percentage of EPS part of award vesting
At or above RPI increase plus 7% per annum	100%
Between 3% and 7% per annum	Pro rata between 33% and 100%
At RPI increase plus 3% per annum	33%
Less than RPI increase plus 3% per annum	Nil

BBA Group 2004 Long-Term Incentive Plan and Share Option Schemes prior to 2005

The BBA Group 2004 Long-Term Incentive Plan (the "2004 Plan") provided for awards of options, conditional shares and matching shares. Options granted in 2005 under the 2004 Plan are subject to the following performance conditions, which will be measured from the financial year ending just prior to the grant over a three-year period:

Average EPS growth above inflation	Percentage of option exercisable
7% or more per annum	100%
3% to 7% per annum	Pro rata between 33% and 100%
3% per annum	33%
Less than 3% per annum	Nil

Directors' Remuneration Report

The Remuneration Committee approved the rebasing of the performance condition for the options granted in 2004 and 2005 so that earnings attributable to the Fiberweb business demerged in November 2006 were excluded from the calculation. In line with the treatment of performance conditions under earlier Company share option schemes, the external auditors performed certain agreed procedures on the earnings per share calculation. The EPS growth is calculated on a constant exchange rate basis.

All executive options awarded by the Company prior to 2005 were made under the BBA Group 1994 Executive Share Option Scheme, which expired in April 2004. All outstanding options granted under the scheme are subject to performance conditions. The performance conditions relating to the options granted in 2004 were satisfied and the options vested in 2007. Prior to March 2002 the BBA Group 1995 Executive Share Appreciation Rights Plan was used to facilitate the grant of options to US executives on the same basis as the 1994 Executive Share Option Scheme.

Under the 1994 Executive Share Option Scheme, in any financial year a participant could be granted options with an exercise price not exceeding two times annual earnings. Such options vested and became exercisable as the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years was at least 9% greater than the growth in inflation.

BBA Group 2004 Savings-Related Share Option Scheme

Executive directors may be eligible to participate in the BBA Group 2004 Savings-Related Share Option Scheme, which is open to all eligible UK employees. Options are granted under three or five year SAYE contracts at a 20% discount to the stock market price at the offer date. The maximum overall employee contribution is £250 per month.

Performance Charts

The charts below show the Company's total shareholder return over the last five financial years compared with the equivalent information for the FTSE 350 Industrial Transportation sector which the Committee considers to be a suitable broad-based equity market index of which the Company is a constituent. The first graph shows the annual change in total shareholder return for the Company and the index, while the second graph shows the cumulative change in total shareholder return from January 2003.

Annualised total shareholder return:
BBA Aviation vs Industrial Transportation sector



60
50
40
30
20
10
0
-10
-20
-30
-40
Total shareholder return %
03
04
05
06
07
08
● BBA Aviation ○ FTSE 350 Industrial Transportation Index

Cumulative total shareholder return:
BBA Aviation vs Industrial Transportation sector



220
200
180
160
140
120
100
80
60
40
20
0
Total shareholder return %
03
04
05
06
07
08
● BBA Aviation ○ FTSE 350 Industrial Transportation Index

Table 1 – Emoluments and fees (audited)

	Basic salary and fees £000	Car Allowance £000	Other emoluments £000	Benefits[1] £000	Annual bonus £000	**Total 2007 £000**	Total 2006 £000
Michael Harper	444[2]	–	–	–	304[10]	**748**	733
Simon Pryce	268[3]	8[3]	54[4]	2[3]	227	**559**	–
Andrew Wood	322	14	75[5]	2	272	**685**	609
Bruce Van Allen	268	11	–	12	222	**513**	509
Mark Harper	47	–	–	–	–	**47**	3
Nick Land	45	–	–	–	–	**45**	13
John Roques	43	–	–	–	–	**43**	38
Hansel Tookes	35[6]	–	–	–	–	**35**	–
Roberto Quarta	13[7]	–	–	–	–	**13**	161
Bob Phillips	12[8]	–	–	–	–	**12**	30
David Rough	15[9]	–	–	–	–	**15**	38
Total	1,512	33	129	16	1,025	**2,715**	2,134

1 Benefits includes benefits in kind such as life assurance and private medical insurance.
2 Michael Harper received £358,800 as Executive Chairman and interim CEO in respect of January to June 2007, and £85,000 in fees as non-executive Chairman from July to December 2007.
3 From date of appointment 11 June 2007.
4 Amount paid by the Company into Simon Pryce's Self Invested Personal Pension from date of appointment 11 June 2007.
5 The Company's contributions to Andrew Wood's FURBS ceased on 5 April 2006 and following the change in UK pension law he elected to receive a cash replacement equivalent to the FURBS benefit (£75,312).
6 From date of appointment 19 February 2007.
7 To date of resignation 17 January 2007.
8 To date of resignation 5 May 2007.
9 To date of resignation 26 April 2007.
10 Bonus received as Executive Chairman and interim CEO in respect of January to June 2007.

Table 2 – Directors' interests in share capital (includes interests held by a director's spouse)

	Ordinary 29$^{16}/_{21}$p shares 1 Jan 2007 (or date of appointment, if later) Beneficial	Ordinary 29$^{16}/_{21}$p shares 31 Dec 2007 (or date of resignation, if earlier) Beneficial
Michael Harper	83,154	92,675
Simon Pryce	–	55,419
Andrew Wood	84,230	106,177
Bruce Van Allen	77,213	77,213
Mark Harper	4,000	4,000
Nick Land	10,000	10,000
John Roques	10,920	10,920
Hansel Tookes	–	5,000
Roberto Quarta	31,936	31,936
Bob Phillips	2,520	2,520
David Rough	18,669	18,669

There were no changes in directors' interests in share capital between 31 December 2007 and 27 February 2008.

Table 3 – Award of Ordinary and Conditional Shares (audited)

	Award	1 Jan 2007	Awarded during the year	Vested/ lapsed during the year	Award date	31 Dec 2007
Simon Pryce	Ordinary	–	213,700[1]	–	18/06/07	213,700
	Conditional	–	347,900	–	18/06/07	347,900
Andrew Wood	Conditional	160,800	116,400	–	19/03/07	277,200
Bruce Van Allen	Conditional	141,400	100,300	–	19/03/07	241,700

1 Under the award of shares made to Simon Pryce on 18 June 2007, 36,900 ordinary shares will be released to him at nil cost in March 2008 and 176,800 ordinary shares will be released to him at nil cost in equal 33.3% tranches after one, two and three years of service.

Additional notes

i Conditional awards made in 2006 and made during the year are subject to the performance conditions set out on page 51.

ii The mid-market price of a BBA Aviation plc ordinary 29$^{16}/_{21}$p share on 19 March 2007 was 281p and on 18 June 2007 was 283.75p.

Table 4 – Options to acquire ordinary shares (audited)

		1 Jan 2007	Granted during the year	Exercised/ lapsed during the year	31 Dec 2007	Exercise price per share pence	Exercisable from	Expiry date
Simon Pryce								
	4	**–**	8,316	–	**8,316**	202.00	01/12/10	01/06/11
(total)		–	8,316	–	**8,316**			
Andrew Wood								
	1	**107,400**	–	–	**107,400**	288.20	25/03/05	25/03/12
	1	**552,131**	–	192,131	**360,000**	153.00	13/03/06	13/03/13
	1	**271,000**	–	–	**271,000**	275.25	01/03/07	01/03/14
	3	**199,900**	–	–	**199,900**	298.75	23/05/08	23/05/15
	4	**3,816**	–	–	**3,816**	245.00	01/12/08	01/06/09
(total)		**1,134,247**	–	192,131	**942,116**			
Bruce Van Allen								
	2	**36,000**	–	36,000	**–**	341.33	21/04/00	21/04/07
	2	**23,000**	–	–	**23,000**	422.00	10/03/01	10/03/08
	1	**94,350**	–	–	**94,350**	288.20	25/03/05	25/03/12
	1	**585,686**	–	–	**585,686**	153.00	13/03/06	13/03/13
	1	**225,300**	–	–	**225,300**	275.25	01/03/07	01/03/14
	3	**182,600**	–	–	**182,600**	298.75	23/05/08	23/05/15
(total)		**1,146,936**	–	36,000	**1,110,936**			

1 1994 (amended 2001) Executive Share Option Scheme.

2 1995 Executive Share Appreciation Rights Plan.

3 2004 Plan.

4 2004 Savings-Related Share Option Scheme.

Additional notes

i BBA Aviation plc ordinary 29$^{16}/_{21}$p shares: mid-market price on 31 December 2007 was 205.25p. Mid-market price for 2007 was in the range 194.75p to 289.50p.

ii There were no changes in the directors' options to acquire ordinary shares between 31 December 2007 and 27 February 2008.

iii Options granted under the 1994 (amended 2001) Executive Share Option Scheme vested and became exercisable as the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years was at least 9% greater than the growth in inflation.

iv Options granted under the 2004 Plan are only exercisable after the third anniversary of the date of grant and if the performance conditions as set out on page 51 are satisfied.

v On 20 March 2007 Andrew Wood exercised 192,131 options at 153p per share and sold 172,131 ordinary shares at 280.6657p per share.

vi 36,000 unexercised options held by Bruce Van Allen lapsed on 21 April 2007, their expiry date.

d. Pension

UK

Throughout the year under review, Andrew Wood participated in the Company's UK Defined Benefit Plan. It is the Committee's policy that the bonus of any new director joining the Company's UK pension plans from April 2000 will not be pensionable and accordingly pensionable earnings for Andrew Wood comprise basic salary only.

Andrew Wood's normal retirement age under the Defined Benefit Plan is his 62nd birthday in line with that of existing directors who were members of the Defined Benefit Plan when he joined. In the case of death before retirement, a contingent widow's pension equal to two-thirds of the member's prospective pension is payable. Other dependants' pensions may also be paid. The Plan Rules guarantee pension increases in retirement by RPI up to 5%. Further discretionary increases are possible if RPI is above 5%.

All the Company's UK Defined Benefit Plans were closed to new entrants from April 2002; new employees from that date have the option to join a Company sponsored Stakeholder style Defined Contribution Plan provided through an external investment manager. The Company matches the employee's contribution in a range of 3% to 7.5% up to the state defined Earnings Cap (or a notional equivalent).

Andrew Wood was restricted in the level of benefits he could earn under the Group's pension plan by the state earnings cap (£105,600 for the tax year 2005/2006) and therefore the Company provided a funded unapproved retirement benefits scheme ("FURBS") at its discretion for him. The Company's FURBS was closely related to the contribution the Company made to the approved Defined Benefits Plan less expenses and any special funding. The rate of contribution for Andrew Wood was 36% per annum of pensionable earnings in excess of the earnings cap. On 5 April 2006 the FURBS arrangements ceased as a result of the "Simplification" regulations under the Finance Act 2004.

From 6 April 2006 revised arrangements applied to all the Company's UK pension arrangements as a result of both the Finance Acts 2004 and 2005 and the Pensions Act 2004. The Company and the Plan Trustee in respect of the Defined Benefit Plan agreed that a "Notional Earnings Cap" should be implemented in place of the state earnings cap in order to limit the Company's exposure to increases in both Defined Benefit liabilities and additional matching Defined Contribution contributions. Directors and other employees whose earnings were above the Notional Earnings Cap were given a choice of receiving either a contribution to the Defined Contribution Plan or a cash replacement equivalent to the contribution that would have been paid to a FURBS. Andrew Wood elected to receive a cash replacement equivalent.

Simon Pryce does not participate in the Company's Defined Contribution Plan. A sum equal to 20% of his base salary is paid by the Company into his Self Invested Personal Pension.

Although Michael Harper was employed in an executive capacity during 2007 while he was interim Chief Executive and then Executive Chairman, he did not participate in any of the Company's pension schemes. Instead, his cash compensation was calculated so that a proportion related to pension benefits he would have received had it been a permanent appointment.

Table 5 – UK Defined Contribution Scheme (audited)

	Company contributions 2006 £000	Company contributions **2007 £000**
Andrew Wood	28	**–**

Table 6 – UK Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2007	Director's contribution during year £000	Accrued pension at 31 Dec 2006 £000	Transfer value at 31 Dec 2006 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real pension (less director's contributions) £000	Increase transfer values less director's contributions £000	Accrued pension at 31 Dec 2007 £000	Transfer value at 31 Dec 2007 £000
A R Wood	56	6	22	368	4	5	63	107	26	481

Additional notes

i The pension entitlement shown is that which would be paid annually on normal retirement based on service to and pensionable salary at the end of the year.

ii The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11. The transfer value represents a liability of the Company/pension scheme not a sum due or paid to a director.

iii The increase in transfer values between 31 December 2006 and 31 December 2007 is as a result of changes in pensionable salary, one year's extra service, increase in the age of the director and effects of changes in market conditions.

Table 7 – US Defined Contribution Scheme (audited)

	Company contributions 2006 £000	Company contributions **2007 £000**
Bruce Van Allen	5	**5**

Table 8 – US Defined Benefit Schemes (audited)

	Director's age at 31 Dec 2007	Director's contribution during year £000	Accrued pension at 31 Dec 2006 £000	Transfer value at 31 Dec 2006 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in pension (less director's contributions) £000	Increase in transfer values less director's contributions £000	Accrued pension at 31 Dec 2007* £000	Transfer value at 31 Dec 2007* £000
Bruce Van Allen	52	10	564	564	62	84	52	74	648	648
Roberto Quarta	58	–	174	2,535	–	–	–	–	174	2,535

Notes
i Accrued pension amounts shown for Bruce Van Allen are lump sums.
ii Roberto Quarta cannot receive his pension in lump sum form under the terms of his plan.
iii The increase in transfer values between 31 December 2006 and 31 December 2007 is as a result of changes in pensionable salary, one year's extra service, increase in the age of the directors and the change in the US dollar/sterling exchange rate over the year.
* Roberto Quarta resigned as a non-executive director on 17 January 2007. The accrued pension and transfer value amounts shown are at his date of resignation.

US

Bruce Van Allen participates in the Group's Senior Executive Pension Plan for North America (the "Plan"). The Company has funded projected Plan benefits since January 2004. Benefits under the Plan are based on a five-year averaging of compensation (including bonus payments), less amounts received from other Company-sponsored retirement plans in which the executive participates. In the case of death prior to retirement, the accrued benefit reverts to the beneficiary or beneficiaries designated by the executive, and is paid in a lump sum.

The Plan provides that upon achieving age 62, Bruce Van Allen is entitled to receive an unreduced Plan benefit upon his retirement. In addition, he is entitled to a reduced benefit under the Plan should he elect to take early retirement. Bruce Van Allen also participates in a retirement savings (401(k)) plan sponsored by the Group company that employs him. Details of the Company contributions made to the 401(k) plan to his benefit are set out at in Table 7 on page 55.

As an executive director of the Group, Roberto Quarta participated in a United States executive retirement plan and he retains benefits accrued under that plan over the period of his employment with the Group. This plan is funded by the Group and provides for the commencement of benefit payments in 2010. Under the terms of the plan, this benefit is based on the highest three years of Roberto Quarta's compensation received from the Group, inclusive of bonus payments and taxable benefits in kind, less amounts received under other Group retirement plans in which he has participated.

Non-Executive Directors' Remuneration

The non-executive directors each have a letter of appointment which is available for inspection by shareholders at each AGM and during normal business hours at the Company's registered office. No compensation would be payable for the early termination of the appointment of any non-executive director.

The level of fees for non-executive directors is determined by the Board as a whole on the recommendation of the Group Chief Executive using independent market surveys. Non-executive directors' fees were reviewed in 2007 and with effect from 1 March 2007 increased to £40,000 p.a. This is in line with current market practice of comparable organisations. The Chairman of the Audit Committee and the Remuneration Committee each receive an annual supplement of £7,500. The Senior Independent Director receives an annual supplement of £5,000 and as from March 2007 the CSR Responsible Director received an annual supplement of £2,500. The supplements reflect the increased commitments and demands placed upon each of the non-executive directors in performing their duties on the Board and its principal committees.

Details of the non-executive directors' fees for 2007 are set out in Table 1 (page 53).

The dates of appointment or subsequent re-appointment and unexpired term of the non-executive directors as at 27 February 2008 are set out below:

	Date of appointment/ re-appointment	Unexpired term as at 27 February 2008
Michael Harper	01/07/07	28 months
Mark Harper	01/12/06	21 months
Nick Land	01/08/06	17 months
John Roques	11/01/08	14 months
Hansel Tookes	19/02/07	23 months

Directors retiring by rotation and standing for re-election at the forthcoming AGM are shown on page 42.

The non-executive directors do not participate in the Company's share option schemes, long-term incentive plan or pension arrangements. As disclosed in this report, Roberto Quarta retains an entitlement to a pension which accrued whilst he was an executive director.

Directors' Remuneration Report approved by the Board on 27 February 2008 and signed on its behalf by:

Mark Harper
Chairman, Remuneration Committee

Independent Auditors' Report to the members of BBA Aviation plc

We have audited the consolidated financial statements of BBA Aviation plc for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 30. These consolidated financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of BBA Aviation plc for the year ended 31 December 2007.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view, whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the consolidated financial statements.

The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the consolidated financial statements.

Separate opinion in relation to IFRSs

As explained in Note 2 to the consolidated financial statements, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2007 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
27 February 2008

Consolidated Income Statement

	Notes	Underlying* £m	Note i £m	2007 Total £m	Underlying* £m	Note i £m	2006 Total £m
Continuing operations							
Revenue	1	**979.4**	–	**979.4**	950.1	–	950.1
Cost of sales		**(786.1)**	–	**(786.1)**	(767.4)	–	(767.4)
Gross profit		**193.3**	–	**193.3**	182.7	–	182.7
Distribution costs		**(17.3)**	–	**(17.3)**	(18.8)	–	(18.8)
Administrative expenses		**(71.5)**	**(0.8)**	**(72.3)**	(64.7)	(0.6)	(65.3)
Other operating income		**0.5**	–	**0.5**	3.5	–	3.5
Share of profit of associates		**1.1**	–	**1.1**	0.4	–	0.4
Amounts written-off associates		–	**(7.6)**	**(7.6)**	–	–	–
Other operating expenses		**(0.4)**	–	**(0.4)**	(0.3)	–	(0.3)
Restructuring costs		–	**(5.6)**	**(5.6)**	–	(7.4)	(7.4)
Gain on disposal of businesses		–	**38.4**	**38.4**	–	–	–
Operating profit from continuing operations	1,2	**105.7**	**24.4**	**130.1**	102.8	(8.0)	94.8
Investment income	3	**44.8**	–	**44.8**	43.5	–	43.5
Finance costs	3	**(64.1)**	–	**(64.1)**	(68.1)	–	(68.1)
Profit before tax		**86.4**	**24.4**	**110.8**	78.2	(8.0)	70.2
Tax	4	**(23.3)**	**(0.3)**	**(23.6)**	(23.4)	2.7	(20.7)
Profit for the period from continuing operations		**63.1**	**24.1**	**87.2**	54.8	(5.3)	49.5
Profit/(loss) after tax from discontinued operations	5	–	–	–	16.7	(92.9)	(76.2)
Profit on disposal after tax	5	–	–	–	–	16.5	16.5
Profit/(loss) for the period		**63.1**	**24.1**	**87.2**	71.5	(81.7)	(10.2)
Attributable to:							
Equity holders of the parent		**63.3**	**24.1**	**87.4**	71.4	(81.7)	(10.3)
Minority interest		**(0.2)**	–	**(0.2)**	0.1	–	0.1
		63.1	**24.1**	**87.2**	71.5	(81.7)	(10.2)

	Notes	Adjusted†	Unadjusted	Adjusted†	Unadjusted
Earnings per share					
From continuing and discontinued operations:					
Basic	7	**15.4p**	**21.2p**	14.9p	(2.2)p
Diluted	7	**15.3p**	**21.1p**	14.9p	(2.1)p
From continuing operations:					
Basic	7	**15.4p**	**21.2p**	11.4p	10.3p
Diluted	7	**15.3p**	**21.1p**	11.4p	10.3p

* Before items described in Note i below.

Note i: Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses as set out in note 2 to the consolidated financial statements.

† Before restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses as set out in note 7 to the consolidated financial statements.

Consolidated Balance Sheet

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets: Goodwill	9	**340.2**	314.1
Licences & other	9	**40.1**	20.9
Property, plant and equipment	10	**310.4**	316.4
Interests in associates	11	**1.6**	8.8
Trade and other receivables	13	**16.9**	28.8
		709.2	689.0
Current assets			
Inventories	12	**141.9**	131.3
Trade and other receivables	13	**185.7**	171.8
Cash and cash equivalents		**99.2**	156.5
Tax recoverable		**3.4**	0.1
		430.2	459.7
Total assets	1	**1,139.4**	1,148.7
Current liabilities			
Trade and other payables	14	**(193.5)**	(185.5)
Tax liabilities		**(42.8)**	(43.0)
Obligations under finance leases	15	**(0.6)**	(1.0)
Bank overdrafts and loans	17	**(25.6)**	(27.6)
Provisions	19	**(2.0)**	(3.4)
		(264.5)	(260.5)
Net current assets		**165.7**	199.2
Non-current liabilities			
Bank loans	17	**(416.7)**	(470.7)
Other payables due after one year	14	**(9.7)**	(7.9)
Retirement benefit obligations	20	**(10.3)**	(21.1)
Obligations under finance leases	15	**(24.9)**	(27.5)
Deferred tax liabilities	21	**(20.2)**	(15.7)
Provisions	19	**(21.2)**	(22.8)
		(503.0)	(565.7)
Total liabilities	1	**(767.5)**	(826.2)
Net assets		**371.9**	322.5
Equity			
Share capital	22	**122.7**	122.5
Share premium account	22	**346.4**	345.1
Other reserves	22	**3.9**	3.9
Treasury reserve	22	**-**	(1.4)
Capital reserve	22	**17.2**	15.5
Hedging and translation reserves	22	**(32.5)**	(27.7)
Retained earnings	22	**(86.5)**	(136.2)
Equity attributable to shareholders of BBA Aviation plc		**371.2**	321.7
Minority interest		**0.7**	0.8
Total equity	24	**371.9**	322.5

These financial statements were approved by the Board of Directors on 27 February 2008 and signed on its behalf by

Simon Pryce
Group Chief Executive

Andrew Wood
Group Finance Director

Consolidated Cash Flow Statement

	Notes	2007 £m	2006 £m
Operating activities			
Net cash flow from continuing operations	25	**102.4**	122.1
Net cash flow from discontinued operations	25	**(23.7)**	(3.3)
Net cash flow from operating activities	25	**78.7**	118.8
Investing activities			
Dividends received from associates		**0.5**	0.3
Purchase of property, plant and equipment		**(35.3)**	(90.7)
Purchase of intangible assets		**(3.5)**	(1.1)
Proceeds from disposal of property, plant and equipment		**2.9**	5.9
Acquisition of subsidiaries	27	**(75.9)**	(52.7)
Proceeds from disposal of subsidiaries and associates	26	**68.1**	27.8
Deferred consideration on prior year acquisitions		**(1.0)**	(1.5)
Reduction in cash and cash equivalents on demerger		**–**	(37.5)
Net cash outflow from investing activities		**(45.2)**	(149.5)
Financing activities			
Interest received		**35.8**	41.9
Interest paid		**(53.4)**	(69.9)
Interest element of finance leases paid		**(1.6)**	(2.1)
Dividends paid		**(30.0)**	(57.7)
Proceeds from issue of ordinary shares		**1.5**	5.8
Purchase of own shares		**–**	(0.9)
(Decrease)/increase in loans		**(59.7)**	121.3
Decrease in finance leases		**(2.7)**	(3.1)
Decrease in overdrafts		**(4.0)**	(3.8)
Decrease in other liquid assets		**18.6**	3.0
Net cash (outflow)/inflow from financing activities		**(100.5)**	34.5
(Decrease)/increase in cash and cash equivalents		**(67.0)**	3.8
Cash and cash equivalents at beginning of year		**156.5**	174.9
Exchange adjustments		**9.7**	(22.2)
Cash and cash equivalents at end of year		**99.2**	156.5
Net debt at beginning of year		**(356.9)**	(527.1)
(Decrease)/increase in cash equivalents		**(67.0)**	3.8
Decrease/(increase) in loans		**59.7**	(121.3)
Decrease in finance leases		**2.7**	3.1
Decrease in overdrafts		**4.0**	3.8
Decrease in other liquid assets		**(18.6)**	(3.0)
Bank loans disposed of on disposal/demerger of subsidiaries		**–**	209.6
Bank loans acquired		**–**	(2.9)
Finance leases acquired		**(0.1)**	–
Exchange adjustments		**1.0**	77.1
Net debt at end of year		**(375.2)**	(356.9)

Consolidated Statement of Recognised Income and Expense

	2007 £m	2006 £m
Exchange difference on translation of foreign operations	**10.2**	(119.5)
(Losses)/gains on net asset hedges	**(8.7)**	82.9
Exchange differences recycled on disposal of subsidiaries	**-**	4.4
Fair value movements in foreign exchange cash flow hedges	**0.1**	4.1
Fair value movements in interest rate cash flow hedges	**(2.6)**	2.2
Fair value movements in commodity contract cash flow hedges	**-**	(0.6)
Actuarial losses on defined benefit pension schemes	**(10.6)**	(5.6)
Tax on items recognised directly in equity	**3.4**	0.3
Net expense recognised directly in equity	**(8.2)**	(31.8)
Transfer to profit or loss from equity on foreign exchange cash flow hedges	**(2.1)**	(2.0)
Transfer to profit or loss from equity on interest rate cash flow hedges	**(1.7)**	(1.7)
Transfer to profit or loss from equity on commodity contract cash flow hedges	**-**	4.0
Profit/(loss) for the period	**87.2**	(10.2)
Total recognised income and expense for the period	**75.2**	(41.7)
Attributable to:		
Equity holders of the parent	**75.4**	(41.8)
Minority interests	**(0.2)**	0.1
	75.2	(41.7)

Accounting Policies

Basis of Accounting

The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain financial instruments. The principal accounting policies adopted are set out below.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. They have also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

In the current year, the Group has adopted IFRS 7: Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1: Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and management of capital (see note 18). Three interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 8: Scope of IFRS 2; IFRIC 9: Reassessment of Embedded Derivatives; and IFRIC 10: Interim Financial Reporting and Impairment. The adoption of these interpretations has not led to any changes in the Group's accounting policies.

In addition , the Group has elected to adopt early the following in advance of its effective date:
IAS 23 (Revised): Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009)
IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The revisions made to IAS 23 have no impact on the Group's accounting policies. The principal change to the Standard, which was to eliminate the previously available option to expense all borrowing costs as incurred, has no impact on these financial statements because it has always been the Group's accounting policy to capitalise borrowing costs incurred on qualifying assets.

The adoption of IFRIC 14 had the effect of clarifying the extent to which a surplus on a defined benefit pension scheme can be recognised in the balance sheet. The impact of this guidance on these financial statements was to limit to nil the £65.6 million surplus on the UK Income and Protection Plan and not recognise an asset in the balance sheet, as any economic benefit or recovery via refund or reduction in future contributions is not sufficiently certain.

At the date of authorisation of these financial statements, the following Standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:
IFRS 8: Operating Segments
IFRIC 11: IFRS 2 – Group and Treasury Share Transactions
IFRIC 12: Service Concession Arrangement

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

Basis of Consolidation

The Group income statement, balance sheet and cash flow statement incorporate the financial statements of all subsidiary undertakings under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Control is achieved where the company has the power to govern the financial and operating policies of an investee so as to obtain benefits from activities.

Goodwill on acquisitions, being the excess of the fair value of the consideration paid over the fair value of the identifiable assets and liabilities acquired, is capitalised and tested for impairment on an annual basis. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to reserves in accordance with the accounting standards then in force. Goodwill arising on acquisitions between 1 January 1998 and 31 December 2003 was amortised on a straight line basis over its useful economic life, with a maximum life of 20 years, again in accordance with the accounting standards then in force. As permitted by current accounting standards, the goodwill previously written off to reserves or amortised through the profit and loss account has not been reinstated in the balance sheet.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through participation in the financial and operating policy decisions of the investee. The consolidated financial statements include the Group's share of the post-acquisition reserves of all such companies.

Investments

In the Group's financial statements, investments in associated undertakings are stated at cost plus the Group's share of post-acquisition reserves less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to equity. All other translation differences are taken to the income statement, with the exception of differences on foreign currency borrowings and derivative instruments to the extent that they are used to provide a hedge against the Group's equity investments in overseas operations, which are taken to equity together with the exchange difference on the net investment in those operations.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Derivative Financial Instruments and Hedge Accounting

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately, and is included in the "other gains and losses" line of the income statement.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognised immediately, and is included in the operating profit line of the income statement. Gains and losses deferred in the foreign currency translation reserve are recognised in profit or loss on disposal of the foreign operation.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise, and are included in the operating profit line of the income statement.

Financial Instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are accounted for at the trade date.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and deemed deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group excluding intercompany transactions, sales by associated undertakings and sales taxes.

Within the engine overhauls business, turnover and associated profit are recognised on a percentage of completion basis once the terms of the contract have been agreed with the customer and the ultimate profitability of the contract can be determined with reasonable certainty.

In our pilot training business, turnover is recognised evenly over the duration of each course.

Research and Development Expenditure
Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Post-Retirement Benefits
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benef ts are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecogn sed past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries.

Property, Plant and Equipment
Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and provision for impairments. Depreciation is provided on the cost of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of Assets
At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Accounting Policies

Intangible Assets
Licences are shown at amortised cost. Amortisation provided on the cost of licences is calculated on a straight line basis over the useful life of the licences.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Share-Based Payments
The Group operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Group revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Leases
Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Inventory
Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated using the first in first out method in the Flight Support segment, and weighted average method in the Aftermarket Services and Systems segment. Provision is made for slow moving or obsolete inventory as appropriate.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes. Current tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at tax rates which have been enacted or substantially enacted at the balance sheet date and that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets
Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £340.2 million and £310.4 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 9 and 10.

Pensions and other post-retirement benefits
Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £10.3 million. As at the balance sheet date the update of the actuarial valuation of the UK Income and Protection Plan indicates a surplus of £65.6 million. In accordance with IAS 19, IFRIC 14 and the Group's accounting policies, the surplus has been restricted and no asset has been recognised in the balance sheet, as any economic benefit or recovery via refund or reduction in future contributions is not sufficiently certain. Details regarding the carrying value and assumptions used in arriving at the carrying values are provided in note 20.

Notes to the Consolidated Financial Statements

1. Segmental information

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated corporate £m	Total continuing £m
2007					
External revenue	**579.5**	**399.9**	**979.4**	**–**	**979.4**
Underlying operating profit	**72.2**	**43.2**	**115.4**	**(9.7)**	**105.7**
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	**(9.7)**	**34.2**	**24.5**	**(0.1)**	**24.4**
Segment result from continuing operations*	**62.5**	**77.4**	**139.9**	**(9.8)**	**130.1**
Underlying operating margin	**12.5%**	**10.8%**	**11.8%**	**–**	**10.8%**
Investment income					**44.8**
Finance costs					**(64.1)**
Profit before tax					**110.8**
Tax					**(23.6)**
Profit for the period from continuing operations					**87.2**
Profit after tax from discontinued operations					**-**
Profit after tax on disposal					**-**
Profit for the period					**87.2**

* Segment result includes £1.1m profit of associates within Flight Support.

Other information					
Capital additions	**20.6**	**19.0**	**39.6**	**0.2**	**39.8**
Depreciation and amortisation	**19.6**	**10.3**	**29.9**	**0.2**	**30.1**

Balance sheet					
Assets:					
Segment assets	**579.1**	**396.2**	**975.3**	**59.9**	**1,035.2**
Investments in associates	**1.6**	**–**	**1.6**	**-**	**1.6**
Tax recoverable					**3.4**
Cash and cash equivalents					**99.2**
Consolidated total assets					**1,139.4**
Liabilities:					
Segment liabilities	**(90.5)**	**(51.8)**	**(142.3)**	**(94.4)**	**(236.7)**
Tax liabilities					**(63.0)**
Finance lease and loan liabilities					**(467.8)**
Consolidated total liabilities					**(767.5)**

1. Segmental information continued

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Unallocated corporate £m	Total continuing £m
2006					
External revenue	556.4	393.7	950.1	–	950.1
Underlying operating profit	65.5	44.6	110.1	(7.3)	102.8
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses	(2.2)	(3.5)	(5.7)	(2.3)	(8.0)
Segment result from continuing operations*	63.3	41.1	104.4	(9.6)	94.8
Underlying operating margin	11.8%	11.3%	11.6%	–	10.8%
Investment income					43.5
Finance costs					(68.1)
Profit before tax					70.2
Tax					(20.7)
Profit for the period from continuing operations					49.5
Loss after tax from discontinued operations**					(76.2)
Profit after tax on disposal					16.5
Loss for the period					(10.2)

* Segment result includes £0.4m profit of associates within Flight Support.

** Loss after tax from discontinued operations relates to the results of Fiberweb and Becorit, further details of which are given in note 5. Becorit, our rail friction business, was previously included as part of the Aftermarket Services & Systems segment. Fiberweb previously formed the entire Materials Technology segment.

Other information					
Capital additions	29.4	17.4	46.8	0.2	47.0
Depreciation and amortisation	19.1	12.4	31.5	0.2	31.7

Balance sheet					
Assets:					
Segment assets	494.8	428.5	923.3	60.0	983.3
Investments in associates	8.8	–	8.8	–	8.8
Tax recoverable					0.1
Cash and cash equivalents					156.5
Consolidated total assets					1,148.7
Liabilities:					
Segment liabilities	(82.5)	(56.6)	(139.1)	(101.6)	(240.7)
Tax liabilities					(58.7)
Finance lease and loan liabilities					(526.8)
Consolidated total liabilities					(826.2)

1. Segmental information continued

Geographical Segments	Revenue from continuing operations By destination £m	By origin £m	Capital additions £m	Assets £m
2007				
United Kingdom	**136.5**	**197.0**	**12.2**	**200.4**
Mainland Europe	**68.1**	**24.5**	**2.6**	**28.3**
North America	**722.5**	**754.6**	**24.9**	**799.0**
Rest of World	**52.3**	**3.3**	**0.1**	**7.5**
Total	**979.4**	**979.4**	**39.8**	**1,035.2**
2006				
United Kingdom	135.0	197.3	13.4	240.4
Mainland Europe	66.5	21.5	3.9	21.8
North America	698.9	727.6	27.8	714.0
Rest of World	49.7	3.7	1.9	7.1
Total	950.1	950.1	47.0	983.3

Revenue from the Group's discontinued operations was derived from the United Kingdom (2007: £nil, 2006: £18.1 million), Mainland Europe (2007: £nil, 2006: £239.0 million), North America (2007: £nil, 2006: £238.4 million) and the Rest of the World (2007: £nil, 2006: £48.7 million).

An analysis of the Group's revenue from continuing operations for the year is as follows:

	2007 £m	2006 £m
Sales of goods	**429.2**	394.8
Revenue from services	**550.2**	555.3
	979.4	950.1

A portion of the Group's revenue from the sale of goods and services denominated in foreign currencies is cash flow hedged. The amounts disclosed above for revenue from the sale of goods include the recycling of the effective amount of the foreign currency derivatives that are used to hedge foreign currency revenue. The amount included in revenue from continuing operations is £2.1 million (2006: £2.0 million) and revenue from discontinued operations is £nil (2006: £nil).

Notes to the Consolidated Financial Statements

2. Profit for the year
Profit for the year has been arrived at after charging/(crediting):

Restructuring costs, amortisation of intangibles and non-recurring items
Restructuring costs and amortisation of acquired intangibles net of gains on disposal of businesses included within operating profit from continuing operations amounted to a credit of £24.4 million (2006: charge £8.0 million). The main items included within this are:

2007: Administrative expenses of £0.8 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3; restructuring costs of £5.6 million relating to a number of small aviation restructuring initiatives; an impairment loss on an investment in an associated company in Brazil of £7.6 million, and; a total gain on the disposal of Oxford Aviation Training and Oxford Airport of £38.4 million.

2006: Administrative expenses of £0.6 million relating to amortisation of intangible assets acquired and valued in accordance with IFRS 3, and; restructuring costs of £7.4 million relating to a number of small aviation restructuring initiatives.

Net of tax, restructuring costs and non-recurring items included within discontinued operations amounted to £nil (2006: £92.9 million). The costs in 2006 primarily related to impairment charges for a number of Fiberweb wipes lines; line impairment charges, severance costs and other closure costs associated with the rationalisation of Fiberweb North America Hygiene; and the costs of the demerger of Fiberweb.

Other

		Continuing operations		Discontinued operations		
	2007 £m	2006 £m	**2007 £m**	2006 £m	**Total 2007 £m**	Total 2006 £m
Net foreign exchange (gains)/losses	**(0.1)**	(0.2)	–	0.3	**(0.1)**	0.1
Research and development costs	**1.5**	1.8	–	8.9	**1.5**	10.7
Depreciation and impairment of property, plant and equipment	**26.9**	28.5	–	59.4	**25.9**	87.9
Amortisation of intangible assets (included in administration expenses)	**2.4**	2.1	–	1.1	**2.4**	3.2
Amortisation of intangible assets (included in cost of sales)	**0.8**	1.1	–	–	**0.8**	1.1
Total depreciation and amortisation expense	**30.1**	31.7	–	60.5	**30.1**	92.2
Total employee costs	**257.2**	264.0	–	93.9	**257.2**	357.9
Cost of inventories recognised as an expense	**502.1**	439.8	–	458.9	**502.1**	898.7

The analysis of auditors' remuneration is as follows:

	Total 2007 £m	Total 2006 £m
Fees payable to the Company's auditors for the audit of the Group's annual accounts	**1.3**	1.2
Fees payable to the Company's auditors and their associates for other services to the Group		
The audit of the Company's subsidiaries pursuant to legislation	**0.1**	0.2
Total audit fees	**1.4**	1.4
Other services pursuant to legislation		
Tax services	–	0.1
Recruitment and remuneration services	–	0.4
Reporting accountant services*	–	2.0
	–	2.5
Fees payable to the Company's auditors and their associates in respect of associated pension schemes		
Audit	–	0.1
	–	0.1
Total fees payable to the Company's auditors	**1.4**	4.0

* Primarily comprises the audit of Fiberweb historical financial information, BBA Aviation plc working capital report and Fiberweb reporting procedures report.

3. Investment income, finance costs and other gains and losses

	Continuing operations		Discontinued operations		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Interest on bank deposits	**39.2**	38.8	–	0.6	**39.2**	39.4
Net finance income from pension schemes	**3.9**	3.0	–	(1.1)	**3.9**	1.9
Fair value gains on interest rate swaps designated as cash flow hedges transferred from equity	**1.7**	1.7	–	–	**1.7**	1.7
Total investment income	**44.8**	43.5	–	(0.5)	**44.8**	43.0
Interest on bank loans and overdrafts	**(62.3)**	(66.5)	–	(0.7)	**(62.3)**	(67.2)
Interest on obligations under finance leases	**(1.6)**	(1.8)	–	(0.3)	**(1.6)**	(2.1)
Other finance costs	**(0.9)**	(0.5)	–	–	**(0.9)**	(0.5)
Total borrowing costs	**(64.8)**	(68.8)	–	(1.0)	**(64.8)**	(69.8)
Less amounts included in the cost of qualifying assets	**0.7**	0.7	–	–	**0.7**	0.7
Total finance costs	**(64.1)**	(68.1)	–	(1.0)	**(64.1)**	(69.1)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 4.72% to 6.45% to expenditure on such assets.

4. Income tax expense

	Continuing operations		Discontinued operations		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Current tax	**16.3**	11.7	–	(5.5)	**16.3**	6.2
Adjustments in respect of prior years – current tax	**0.5**	(0.9)	–	0.6	**0.5**	(0.3)
Deferred tax (note 21)	**8.3**	7.9	–	(16.4)	**8.3**	(8.5)
Adjustments in respect of prior years – deferred tax	**(1.5)**	2.0	–	(1.9)	**(1.5)**	0.1
Income tax expense for the year	**23.6**	20.7	–	(23.2)	**23.6**	(2.5)

Domestic income tax is calculated at 30% (2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

In 2006, a current tax charge of £0.3 million was accounted for within the profit on disposal after tax of £16.5 million in the income statement.

The total charge for the year can be reconciled to the accounting profit as follows:

	2007 £m	2006 £m
Profit before tax:		
continuing operations	**110.8**	70.2
discontinued operations	–	(99.4)
	110.8	(29.2)
Tax at the rates prevailing in the relevant tax jurisdictions 35.8% (2006: 34.5%)	**39.7**	(9.9)
Tax effect of share of results of associates	–	(0.3)
Tax effect of expenses that are not deductible in determining taxable profit	**(3.6)**	11.2
Items on which deferred tax has not been recognised	**(1.3)**	(6.2)
Tax rate changes	**1.2**	2.9
Capital gains	**(11.3)**	–
Adjustments in respect of prior years	**(1.1)**	(0.2)
Tax expense/(credit) for the year	**23.6**	(2.5)

The applicable tax rate of 35.8% (2006: 34.0%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, a current tax credit of £(2.9) million (2006: £nil) and a deferred tax credit of £(0.5) million (2006: credit £(0.3) million) has been recognised in equity in the year.

5. Discontinued operations

Net cash flow from operating activities – discontinued operations

In 2006, the Group demerged Fiberweb and disposed of Becorit as detailed below. The cash outflow associated with discontinued operations in 2007 relates to the payment of accrued costs of the Fiberweb demerger, and to the settlement of pension liabilities relating to Becorit and two companies which formed part of Fiberweb.

Fiberweb

On 30 October 2006, the Group entered into an agreement to demerge Fiberweb, which carried out all of the Group's non-woven operations and constituted the entire Materials Technology segment. The demerger was made effective on 17 November 2006, on which date the business was distributed to the existing shareholders of BBA Group plc by way of dividend-in-specie.

The income statement and segmental results of Fiberweb for the period from 1 January 2006 to 16 November 2006 are as follows:

	Period ended 16 November 2006 £m
Revenue	527.4
Cost of sales	(432.4)
Distribution costs	(40.6)
Administrative expenses	(38.6)
Other operating income	1.9
Share of profit of associates	0.4
Other operating expenses	(0.3)
Underlying operating profit	17.8
Restructuring costs and non-recurring items (note 2)	(84.5)
Costs of demerger	(33.7)
Operating loss	(100.4)
Finance costs	(1.4)
Loss before tax	(101.8)
Income tax expense	23.3
Loss for the year	(78.5)

Becorit

On 28 November 2006, the Group entered into a sale agreement to dispose of Becorit GmbH, which carried out all of the Group's rail friction operations. The disposal was completed on 1 December 2006, on which date control of Becorit GmbH passed to the acquirer.

The results of Becorit for the period from 1 January 2006 to 30 November 2006 are as follows:

	Period ended 30 November 2006 £m
Revenue	16.8
Cost of sales	(11.0)
Distribution costs	(1.1)
Administrative expenses	(2.0)
Other operating income	0.2
Underlying operating profit	2.9
Restructuring costs and non-recurring items (note 2)	(0.4)
Operating profit	2.5
Finance costs	(0.1)
Profit before tax	2.4
Income tax expense	(0.1)
Profit for the year	2.3

Becorit, our rail friction business, was previously included as part of the Aftermarket Services & Systems segment.

A gain of £16.5 million arose on the disposal of Becorit, being the proceeds of disposal less the carrying value of the subsidiary's net assets and costs of disposal.

6. Dividends

On 18 May 2007, the 2006 final dividend of 5.00p per share (total dividend £20.6 million) was paid to shareholders. In May 2006, the 2005 final dividend paid was 8.30p per share (total dividend £40.6 million).

On 2 November 2007, the 2007 interim dividend of 2.25p per share (total dividend £9.3 million) was paid to shareholders. In November 2006, the 2006 interim dividend paid was 3.50p per share (total dividend £17.1 million).

On the demerger of Fiberweb on 17 November 2006, a dividend was declared which was satisfied by the issue of shares in Fiberweb plc – a dividend in specie. The dividend in specie of £320.0 million represented the net assets of the businesses transferred to Fiberweb on demerger. The existing shareholders of BBA Group plc were given shares in Fiberweb plc on a ratio of one share in Fiberweb plc for every four shares held in BBA Group plc. Immediately after the demerger BBA Group plc changed its name to BBA Aviation plc.

In respect of the current year, the directors propose that a final dividend of 5.35p per share will be paid to shareholders on 23 May 2008. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with IAS 10 "Post Balance Sheet Events" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 25 April 2008. The total estimated dividend to be paid is £22.1 million.

Dividend payments to minority shareholders during the year totalled £0.1 million (2006: £nil).

7. Earnings per share

Earnings	2007 £m	Continuing operations 2006 £m	2007 £m	Continuing and discontinued operations 2006 £m
Basic:				
Earnings				
Profit/(loss) for the period	**87.2**	49.5	**87.2**	(10.2)
Minority interests	**0.2**	(0.1)	**0.2**	(0.1)
Basic earnings attributable to ordinary shareholders	**87.4**	49.4	**87.4**	(10.3)
Restructuring costs and amortisation of acquired intangibles net of gains on disposals after tax	**(24.1)**	5.3	**(24.1)**	98.2
Profit after tax on disposal (discontinued operations)	–	–	–	(16.5)
Adjusted earnings	**63.3**	54.7	**63.3**	71.4
Diluted:				
Earnings				
Basic earnings attributable to ordinary shareholders	**87.4**	49.4	**87.4**	(10.3)
Diluted earnings attributable to ordinary shareholders	**87.4**	49.4	**87.4**	(10.3)
Restructuring costs and amortisation of acquired intangibles net of gains on disposals after tax	**(24.1)**	5.3	**(24.1)**	98.2
Profit after tax on disposal (discontinued operations)	–	–	–	(16.5)
Adjusted diluted earnings	**63.3**	54.7	**63.3**	71.4
Number of shares				
Weighted average number of $29^{16}/_{21}$ p ordinary shares:				
For basic earnings per share	**412.2**	478.4	**412.2**	478.4
Exercise of share options	**1.4**	2.2	**1.4**	2.2
For diluted earnings per share	**413.6**	480.6	**413.6**	480.6
Earnings per share				
Basic:				
Adjusted	**15.4p**	11.4p	**15.4p**	14.9p
Unadjusted	**21.2p**	10.3p	**21.2p**	(2.2)p
Diluted:				
Adjusted	**15.3p**	11.4p	**15.3p**	14.9p
Unadjusted	**21.1p**	10.3p	**21.1p**	(2.1)p

The 2006 weighted average number of ordinary shares reflects the effect of the 21 for 25 share consolidation which occurred on 16 November 2006.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and amortisation of acquired intangibles net of gains on disposals because the directors consider that this gives a better indication of underlying performance.

7. Earnings per share continued

From discontinued operations:

Unadjusted basic earnings per share for the discontinued operations is nil p per share (2006: (12.5)p per share) and diluted earnings per share for the discontinued operations is nil p per share (2006: (12.4)p per share), based on the loss for the year from the discontinued operations of £nil (2006: loss £59.7 million) and the denominators detailed above for both basic and diluted earnings per share.

Adjusted basic earnings per share for discontinued operations is nil p per share (2006: 3.5p per share) and diluted earnings per share for discontinued operations is nil p per share (2006: 3.5p per share), based on the profit for the year from the discontinued operations before restructuring costs and non-recurring items of £nil (2006: £16.7 million) and the denominators detailed above for both basic and diluted earnings per share.

8. Employees

	2007 number	2006 number
Average monthly number (including Executive Directors) – continuing operations		
By segment		
Flight Support	**8,286**	8,266
Aftermarket Services & Systems	**2,334**	2,326
	10,620	10,592
By region		
United Kingdom	**2,309**	2,295
Mainland Europe	**132**	129
North America	**8,124**	8,115
Rest of World	**55**	53
	10,620	10,592

	£m	£m
Employment costs – continuing operations		
Wages and salaries	**229.1**	230.4
Social security costs	**20.7**	27.1
Pension costs	**7.4**	6.5
	257.2	264.0

The average monthly number of employees of discontinued operations was nil (2006: 3,085). The cost incurred in respect of these employees of discontinued operations was £nil (2006: £93.9 million).

9. Intangible assets

	Goodwill 2007 £m	Licences & Other 2007 £m	Total 2007 £m	Goodwill 2006 £m	Licences & Other 2006 £m	Total 2006 £m
Cost						
Beginning of year	**314.1**	**33.4**	**347.5**	429.8	35.3	465.1
Exchange adjustments	**(1.7)**	**(0.2)**	**(1.9)**	(42.8)	(2.2)	(45.0)
Acquisitions	**40.1**	**18.9**	**59.0**	33.8	4.9	38.7
Additions	**–**	**3.5**	**3.5**	–	1.1	1.1
Disposals	**–**	**(0.2)**	**(0.2)**	–	–	–
Disposals/demerger of subsidiaries	**(13.8)**	**(0.9)**	**(14.7)**	(108.2)	(6.2)	(114.4)
Transfers from other asset categories	**–**	**0.5**	**0.5**	–	–	–
Acquisitions in prior years	**1.5**	**–**	**1.5**	1.5	0.5	2.0
End of year	**340.2**	**55.0**	**395.2**	314.1	33.4	347.5
Amortisation						
Beginning of year	**–**	**(12.5)**	**(12.5)**	–	(10.8)	(10.8)
Exchange adjustments	**–**	**0.1**	**0.1**	–	–	–
Amortisation charge for the year	**–**	**(3.2)**	**(3.2)**	–	(4.3)	(4.3)
Disposals	**–**	**0.2**	**0.2**	–	–	–
Disposals/demerger of subsidiaries	**–**	**0.5**	**0.5**	–	3.1	3.1
Acquisitions in prior years	**–**	**–**	**–**	–	(0.5)	(0.5)
End of year	**–**	**(14.9)**	**(14.9)**	–	(12.5)	(12.5)
Impairment						
Beginning of year	**–**	**–**	**–**	–	–	–
Impairment loss recognised in the year	**–**	**–**	**–**	(14.3)	–	(14.3)
Disposals/demerger of subsidiaries	**–**	**–**	**–**	14.3	–	14.3
Impairment balance at end of year	**–**	**–**	**–**	–	–	–
Carrying amount						
End of year	**340.2**	**40.1**	**380.3**	314.1	20.9	335.0

Licences are amortised over the period to which they relate, which is on average 18 years. Other intangible assets are amortised over their estimated useful lives which is on average 10 years.

The £1.5 million goodwill on acquisitions in prior years arises as a result of the finalisation of fair value exercises.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2007 £m	2006 £m
Flight Support		
ASIG US	**74.2**	75.3
Signature US	**109.5**	92.3
Signature UK	**13.7**	16.5
Executive Beechcraft	**19.2**	–
Other – (several CGUs)	**25.0**	20.7
Aftermarket Services & Systems		
Dallas Airmotive	**40.1**	40.7
H&S Aviation	**10.7**	10.7
Ontic Engineering & Manufacturing	**21.1**	21.3
Oxford Aviation Services	**–**	14.3
Other – (several CGUs)	**26.7**	22.3
	340.2	314.1

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows is 10.2%.

10. Property, plant and equipment

	Land and buildings 2007 £m	Fixtures and equipment 2007 £m	Total 2007 £m	Land and buildings 2006 £m	Fixtures and equipment 2006 £m	Total 2006 £m
Cost or valuation						
Beginning of year	**285.5**	**244.4**	**529.9**	416.7	864.7	1,281.4
Exchange adjustments	**(2.7)**	**(1.5)**	**(4.3)**	(38.5)	(53.4)	(91.9)
Transfers (to)/from other asset categories	**(1.4)**	**(2.1)**	**(3.5)**	15.2	(16.3)	(1.1)
Acquisition of businesses	**15.8**	**0.5**	**16.4**	4.4	1.6	6.0
Additions	**14.3**	**21.9**	**36.2**	35.1	58.3	93.4
Disposals	**(2.1)**	**(5.7)**	**(7.8)**	(3.4)	(6.7)	(10.1)
Asset write downs	**(1.0)**	**(1.9)**	**(2.9)**	(6.4)	(100.2)	(106.6)
Disposals/demerger of subsidiaries	**(19.5)**	**(14.7)**	**(34.2)**	(137.6)	(503.6)	(641.2)
End of year	**288.9**	**240.9**	**529.8**	285.5	244.4	529.9
Accumulated depreciation and impairment						
Beginning of year	**86.8**	**126.7**	**213.5**	119.8	415.2	535.0
Exchange adjustments	**(0.8)**	**(0.7)**	**(1.5)**	(12.0)	(26.1)	(38.1)
Transfers (to)/from other asset categories	**–**	**(1.2)**	**(1.2)**	15.2	(15.7)	(0.5)
Depreciation charge for the year	**11.9**	**15.0**	**26.9**	15.0	47.4	62.4
Disposals	**(1.5)**	**(4.6)**	**(6.1)**	(1.3)	(4.4)	(5.7)
Impairments	**–**	**–**	**–**	5.4	20.1	25.5
Asset write downs	**(1.0)**	**(1.4)**	**(2.4)**	(3.3)	(72.6)	(75.9)
Disposals/demerger of subsidiaries	**(4.5)**	**(5.3)**	**(9.8)**	(52.0)	(237.2)	(289.2)
End of year	**90.9**	**128.5**	**219.4**	86.8	126.7	213.5
Carrying amount						
End of year	**198.0**	**112.4**	**310.4**	198.7	117.7	316.4

Certain reclassifications to the 2006 cost and accumulated depreciation have been made to ensure consistency with the 2007 presentation. These have no impact on the carrying amount in 2006 or 2007.

	2007 £m	2006 £m
Capital commitments		
Capital expenditure contracted but not provided for	**1.4**	8.6

The carrying amount of the Group's fixtures and equipment includes an amount of £5.6 million (2006: £5.5 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.2%.

11. Investments in associates

	2007 £m	2006 £m
Cost of investment in associates	**0.6**	8.4
Share of post acquisition profit, net of dividends received	**1.0**	0.4
	1.6	8.8

The investments in associates relates to a number of small investments within the Flight Support segment.

Aggregated amounts relating to associates	2007 £m	2006 £m
Total assets	**15.1**	12.7
Total liabilities	**(11.6)**	(3.4)
Net assets	**3.5**	9.3

	2007 £m	2006 £m
Revenue	**124.9**	20.2
Profit for the year	**2.4**	1.6
Group's share of profit for the year	**1.1**	0.8

Included within the Group's share of profit for the year is £nil (2006: £0.4 million) which is reported within discontinued operations on the face of the income statement.

During the year, an investment in Lider in Brazil was written down by £7.6 million after discussions with other shareholders regarding our future participation led to a reconsideration of the influence that we could exert on future strategy.

12. Inventories

	2007 £m	2006 £m
Raw materials	**89.0**	70.3
Work-in-progress	**17.9**	27.1
Finished goods	**35.0**	33.9
	141.9	131.3

13. Other financial assets

Trade and other receivables

	Note	2007 £m	2006 £m
Amounts due within one year			
Trade receivables		**124.8**	121.0
Other receivables, prepayments and accrued income		**52.5**	48.1
Derivative financial instruments	18	**8.4**	2.7
Trade and other receivables due within one year		**185.7**	171.8
Amounts due after one year			
Trade and other receivables		**16.7**	11.7
Derivative financial instruments	18	**0.2**	17.1
Trade and other receivables due after one year		**16.9**	28.8
		202.6	200.6

Trade receivables

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £2.3 million (2006: £3.4 million). This allowance has been determined by reference to past default experience.

Included in the Group's trade receivables balances are debtors with a carrying amount of £24.0 million (2006: £30.6 million) which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances. The average age of these receivables is 65 days (2006: 69 days).

Ageing of past due but not impaired receivables	2007 £m	2006 £m
30 – 60 days	**15.4**	16.7
60 – 90 days	**4.1**	8.0
90 – 120 days	**1.4**	1.7
over 120 days	**3.1**	4.2
	24.0	30.6

Movement in the allowance for doubtful debts	2007 £m	2006 £m
Beginning of year	**(3.4)**	(7.1)
Exchange adjustments	**-**	0.6
Disposals/demerger of subsidiaries	**-**	2.6
Amounts written off as uncollectible	**2.3**	2.2
Charged	**(1.2)**	(1.7)
End of year	**(2.3)**	(3.4)

In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the allowance for doubtful debts. The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Ageing of impaired trade receivables	2007 £m	2006 £m
90 – 120 days	**1.6**	1.4
over 120 days	**0.6**	0.8
	2.2	2.2

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

13. Other financial assets continued

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables, finance lease receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade and finance lease receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

14. Trade and other payables

	Note	2007 £m	2006 £m
Amounts due within one year			
Trade payables		**73.5**	72.8
Other taxation and social security		**3.6**	5.8
Other payables		**47.1**	46.8
Accruals and deferred income		**62.0**	59.0
Derivative financial instruments	18	**7.3**	1.1
		193.5	185.5
Amounts due after one year			
Trade and other payables		**8.2**	7.7
Derivative financial instruments	18	**1.5**	0.2
		9.7	7.9
		203.2	193.4

The directors consider that the carrying amount of trade and other payables approximates their fair value.

The average age of trade creditors was 34 days (2006: 35 days).

15. Obligations under finance leases

	Minimum lease payments 2007 £m	2006 £m	Present value of minimum lease payments 2007 £m	2006 £m
Amounts payable under finance leases:				
Within one year	**1.7**	2.3	**0.6**	1.0
In the second to fifth years inclusive	**6.0**	8.1	**1.9**	3.6
After five years	**31.0**	32.8	**23.0**	23.9
	38.7	43.2	**25.5**	28.5
Less: future finance charges	**(13.2)**	(14.7)	**N/A**	N/A
Present value of lease obligations	**25.5**	28.5	**25.5**	28.5
Less: Amount due for settlement within 12 months (shown under current liabilities)			**(0.6)**	(1.0)
			24.9	27.5

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is six years for equipment and 22 years for FBO leasehold improvements. For the year ended 31 December 2007, the average effective borrowing rate for continuing operations was 5.4% (2006: 6.3%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

All of the Group's finance lease obligations are denominated in US Dollars.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

16. Operating lease arrangements
The Group as lessee

	2007 £m	2006 £m
Minimum lease payments under operating leases recognised as an expense in the year	**33.7**	37.8

At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2007 £m	2006 £m
Within one year	**38.9**	31.2
In the second to fifth years inclusive	**135.0**	109.0
After five years	**313.7**	291.9
	487.6	432.1

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, FBOs, and equipment. Leases are negotiated for an average term of eleven years for office properties, seven years for plants and warehouses, twenty-six years for FBOs, and six years for equipment. Rentals are generally fixed or adjusted based on inflation.

The total future minimum sub-lease payments expected to be received under non-cancellable sub-leases at 31 December 2007 were £43.3 million (2006: £38.2 million).

17. Bank overdraft and loans

	2007 £m	2006 £m
Bank overdrafts	**21.9**	26.0
Bank loans	**416.4**	470.6
Loans other than from banks	**4.0**	1.7
	442.3	498.3
The borrowings are repayable as follows:		
On demand or within one year	**25.6**	27.6
In the second year	**2.0**	0.2
In the third to fifth years inclusive	**414.5**	470.2
After five years	**0.2**	0.3
	442.3	498.3
Less: Amount due for settlement within 12 months (shown under current liabilities)	**(25.6)**	(27.6)
Amount due for settlement after 12 months	**416.7**	470.7

The fair value of the Group's borrowings are not materially different from their carrying values.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
31 December 2007					
Bank overdrafts	**17.8**	**2.1**	**1.2**	**0.8**	**21.9**
Bank loans	**-**	**362.0**	**52.2**	**2.2**	**416.4**
Loans other than from banks	**0.2**	**3.7**	**-**	**0.1**	**4.0**
	18.0	**367.8**	**53.4**	**3.1**	**442.3**
31 December 2006					
Bank overdrafts	12.6	8.6	4.3	0.5	26.0
Bank loans	241.5	193.8	33.1	2.2	470.6
Loans other than from banks	0.2	1.5	-	-	1.7
	254.3	203.9	37.4	2.7	498.3

The average interest rates on borrowings are as follows:

	2007	2006
Sterling	**6.5%**	5.3%
US Dollar	**5.8%**	5.5%
Euros	**4.3%**	3.3%

All borrowings are arranged at floating rates thus exposing the Group to cash flow interest rate risk. This cash flow interest rate risk is managed by the use of interest rate swaps in accordance with pre-agreed policies and authority limits. As at 31 December 2007 32% of the Group's borrowings were fixed at a weighted average interest rate of 4.5% for a weighted average period of 1.5 years.

Bank overdrafts are repayable on demand. All bank loans are unsecured.

The effective interest rates on borrowings are not materially different from their nominal interest rates.

The Group has one principal bank loan which is a multicurrency revolving credit facility dated 7 September 2007 for $900.0 million (2006: £550.0 million) which is due to expire in September 2012. This facility is an unsecured committed bank facility. At 31 December 2007, the group had available $77.7 million (2006: £77.7 million) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

18. Derivative financial instruments

Categories of financial instruments

The table below details the categories of financial instruments across the Group and the carrying values of each category:

	2007 Carrying Value £m	2006 Carrying Value £m
Financial assets		
Fair value through profit and loss – held for trading†	**7.9**	0.7
Derivative instruments in designated hedge accounting relationships	**0.7**	19.1
Loans and receivables (including cash and cash equivalents)	**232.1**	280.5
Total	**240.7**	300.3
Financial liabilities		
Fair value through profit and loss – held for trading†	**(0.1)**	(0.7)
Derivative instruments in designated hedge accounting relationships	**(8.7)**	(0.6)
Amortised cost	**(563.9)**	(614.0)
Total	**(572.7)**	(615.3)

† The amounts detailed above as fair value through profit and loss – held for trading do not relate to speculative transactions. They relate to foreign exchange contracts which are not designated in a formal hedging relationship and are used to hedge foreign currency flows through the BBA Aviation plc Company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash management structure.

The loans and receivables carrying value includes cash and cash equivalents and current and non-current trade and other receivables. The amortised cost category includes carrying values relating to obligations under finance leases, bank overdrafts and loans and current and non-current trade and other payables.

Derivative financial instruments

The fair values of all derivative financial instruments shown in the table below are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and other payables. The notional amounts of the derivative financial instruments detailed in the table below are based on the contractual gross amounts as at the balance sheet date.

	2007 Asset Fair Value £m	2007 Asset Notional Amount £m	2007 Liability Fair Value £m	2007 Liability Notional Amount £m	2006 Asset Fair Value £m	2006 Asset Notional Amount £m	2006 Liability Fair Value £m	2006 Liability Notional Amount £m
Cash flow hedges								
Interest rate swaps	**0.2**	**(90.5)**	**(1.2)**	**(100.5)**	3.4	(91.8)	(0.1)	(102.0)
Foreign exchange forward contracts	**0.5**	**(17.3)**	**(0.9)**	**(32.9)**	2.3	(26.4)	(0.5)	(1.9)
Net investment hedges								
Cross currency swaps	**–**	**–**	**(6.6)**	**(338.9)**	13.4	(338.0)	–	–
Derivatives not in a formal hedge relationship								
Foreign exchange forward contracts	**7.9**	**276.2**	**(0.1)**	**2.3**	0.7	130.3	(0.7)	94.9
Total	**8.6**	**168.4**	**(8.8)**	**(470.0)**	19.8	(325.9)	(1.3)	(9.0)

The maturity of derivative financial instruments is as follows:

	2007 Asset Fair Value £m	2007 Liability Fair Value £m	2006 Asset Fair Value £m	2006 Liability Fair Value £m
Current				
Less than 1 year	**8.4**	**(7.3)**	2.7	(1.1)
Total current	**8.4**	**(7.3)**	2.7	(1.1)
Non-current				
1 – 2 years	**–**	**(1.4)**	13.7	(0.1)
2 – 3 years	**0.2**	**(0.1)**	–	(0.1)
3 – 4 years	**–**	**–**	3.4	–
Total non-current	**0.2**	**(1.5)**	17.1	(0.2)
Total	**8.6**	**(8.8)**	19.8	(1.3)

18. Derivative financial instruments continued

Collateral

As part of the Group's management of its insurable risks a proportion of this risk is managed through self insurance programmes operated by its captive insurance company, BBA Aviation Insurances Limited, based in the Isle of Man. This Company is a wholly owned subsidiary of the Group and premiums paid are held to meet future claims. The cash balances held by the Company are reported on the balance sheet within cash and cash equivalents. As is usual practice for captive insurance companies, some of this cash is used as collateral against contingent liabilities (standby letters of credit) that have been provided to certain external insurance companies.

The table below details the contractual amount and maturity of the cash balances that have been pledged as collateral for these contingent liabilities:

	2007			2006		
	US Dollar £m	**Sterling £m**	**Total £m**	US Dollar £m	Sterling £m	Total £m
BBA Aviation Insurances Limited	**10.2**	**6.0**	**16.2**	10.3	6.0	16.3
Total	**10.2**	**6.0**	**16.2**	10.3	6.0	16.3
Current						
Less than 1 year	**10.2**	**6.0**	**16.2**	10.3	6.0	16.3
Total current	**10.2**	**6.0**	**16.2**	10.3	6.0	16.3

The standby letters of credit have been issued via bank facilities that BBA Aviation Insurances Limited has in place. The amount of these facilities correspond to the amounts pledged as detailed in the table above. The amounts pledged are usually for less than one year and are secured by a general counter indemnity and a letter of set-off in the bank's standard form over the cash balances of the captive insurance company.

Financial Risk Factors

Our activities expose us to a variety of financial risks: market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. Overall our risk management policies and procedures focus on the uncertainty of financial markets and seeks to manage and minimise potential financial risks through the use of derivative financial instruments. The Group does not undertake speculative transactions for which there is no underlying financial exposure.

Risk management is carried out by a central treasury department under policies approved by the Board of Directors of BBA Aviation plc. This department identifies, evaluates and hedges financial risks in close co-operation with our subsidiaries. The treasury policies cover specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and the investment of excess liquidity. These policies are outlined further as described on page 37.

Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt to equity balance. The capital structure of the Group consists of debt, cash and cash equivalents and equity attributable to equity holders of the parent comprising capital, reserves and retained earnings.

The Group's policy is to borrow centrally to meet anticipated funding requirements. These borrowings, together with cash generated from the operations, are on-lent or contributed as equity to subsidiaries at market based interest rates and on commercial terms and conditions.

The Group is subject to certain covenant requirements under its $900 million revolving credit facility. The Group complied with these covenants during the year.

Market Risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in foreign currency exchange rates and interest rates. The Group has well defined policies for the management of these risks and the management of these risks includes the use of derivative financial instruments.

(i) Foreign Exchange Risk

The Group has significant overseas businesses whose revenues, cash flows, assets and liabilities are mainly denominated in the currency of the countries in which the operations are located. The Group is, therefore, exposed to foreign currency translation risk from the translation of these overseas operations financial statements into Sterling. The Group's policy is not to hedge the income statement translation exposure since such hedges have only a temporary effect. However, it is Group's policy to maintain the majority of its debt in the currencies of our operating subsidiaries and it is Group's policy that the foreign currency balance sheet translation risk is hedged between 50% and 85% through the use of foreign currency denominated loans, cross currency swaps and forward foreign currency contracts.

The translation foreign exchange risk is measured by monitoring the value of the overseas net assets (excluding internal group financial loans) which are reported monthly as part of the management accounts reporting process and verifying these values against the net assets reported by the overseas subsidiaries within their statutory accounts.

	2007					2006				
	US Dollar £m	**Euros £m**	**Sterling £m**	**Other £m**	**Total £m**	US Dollar £m	Euros £m	Sterling £m	Other £m	Total £m
Net assets excluding intercompany cash/debt	**762.5**	**160.2**	**(555.7)**	**4.9**	**371.9**	680.0	125.9	(496.2)	12.8	322.5
Bank debt in the UK	**(360.8)**	**(52.2)**	**413.0**	**–**	**–**	(193.9)	(33.1)	227.0	–	–
Derivative effect – cross currency swaps††	**(276.4)**	**(62.5)**	**338.9**	**–**	**–**	(280.6)	(57.4)	338.0	–	–
Total hedge effect	**(637.2)**	**(114.7)**	**751.9**	**–**	**–**	(474.5)	(90.5)	565.0	–	–
Net asset position excluding intercompany debt post hedging effect	**125.3**	**45.5**	**196.2**	**4.9**	**371.9**	205.5	35.4	68.8	12.8	322.5

†† Excludes the fair value of the cross currency swaps as at the year end.

18. Derivative financial instruments continued

The fair value of currency derivatives that are designated and effective as net investment hedges amounting to a payable of £6.6 million (2006: receivable £13.4 million) has been deferred in equity.

The Group manages its transactional foreign currency risk by hedging significant currency exposures in accordance with foreign exchange policies that our subsidiaries have in place which have been pre-agreed between Group Treasury and the subsidiary. Each foreign exchange policy is individually tailored to the foreign exchange exposures within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts. All committed exposures are fully hedged 100% but where cash forecasts are uncertain, we generally cover a percentage of the projected foreign currency flows depending on the certainty of the cash flows.

The transaction foreign exchange risk is measured by each subsidiary submitting monthly reports to Group Treasury which detail the foreign currency exposure reported on the balance sheet as committed exposures and, for those subsidiaries with significant foreign exchange transaction exposures, an additional report detailing the future projected foreign currency cash flows over the life of the policy. The pre-determined policy margin is shown against the projected exposures to determine whether there is a net exposure which needs to be hedged. If this is the case, then foreign exchange spot or forward contract(s) will be undertaken by Group Treasury on behalf of the relevant subsidiary with our relationship banks.

	US Dollar £m	**Euros £m**	**Other £m**	**2007 Total £m**	US Dollar £m	Euros £m	Other £m	2006 Total £m
Net foreign exchange transaction cash flow exposure	**48.8**	**6.8**	**–**	**55.6**	30.7	7.0	–	37.7
Derivative effect – foreign exchange contracts spot/forwards	**(48.2)**	**(6.5)**	**–**	**(54.7)**	(30.8)	(6.9)	–	(37.7)
Net asset position excluding intercompany debt post hedging effect	**0.6**	**0.3**	**–**	**0.9**	(0.1)	0.1	–	–

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to £(0.4) million (2006: £1.8 million) has been deferred in equity during the year. An amount of £2.1 million (2006: £2.0 million) has been transferred to the income statement in respect of contracts that matured during the period.

Foreign exchange contracts that are not designated as cash flow hedges are used to hedge foreign currency flows through the BBA Aviation plc company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash pooling structure.

Changes in the fair value of foreign exchange contracts which have not been designated as cash flow hedges amounting to £7.8 million (2006: £1.6 million) have been transferred to administrative expenses in the income statement in the year.

(ii) Cash Flow Interest Rate Risk

The majority of the Group's debt and cash balances are based on floating interest rates which expose the Group to cash flow interest rate risk. A very small proportion of the Group's borrowings (£3.0 million) is issued at fixed interest rates and, therefore, overall the Group is not exposed to fair value interest rate risk. The Group's policy is to use a combination of debt and derivative instruments to fix proportions of the exposure for varying periods based upon the maturity profile and the expectation of future interest rates. The Group uses interest rate swaps to manage its exposure to the movements on these floating interest rates

During 2007 and 2006, net debt was managed using derivative instruments to hedge cash flow interest rate risk as follows:

	Fixed Rate £m	**Floating Rate £m**	**2007 Net Debt £m**	Fixed Rate £m	Floating Rate £m	2006 Net Debt £m
Cash and cash equivalents	**–**	**99.2**	**99.2**	–	156.5	156.5
Derivative effect – cross currency swaps	**–**	**(6.6)**	**(6.6)**	–	13.4	13.4
Bank overdrafts	**–**	**(21.9)**	**(21.9)**	–	(26.0)	(26.0)
Borrowings	**(3.0)**	**(417.4)**	**(420.4)**	(3.9)	(468.4)	(472.3)
Finance leases	**–**	**(25.5)**	**(25.5)**	–	(28.5)	(28.5)
Net Debt	**(3.0)**	**(372.2)**	**(375.2)**	(3.9)	(353.0)	(356.9)
Derivative effect – cash flow interest rate swaps*	**(191.0)**	**190.0**	**(1.0)**	(193.9)	197.2	3.3
Net debt post derivative effect	**(194.0)**	**(182.2)**	**(376.2)**	(197.8)	(155.8)	(353.6)

* Mark-to-market gain has been included within the floating rate amount. This is not booked to net debt but is recorded as a net gain in reserves.

The fair value of interest rate swaps are designated and effective as cash flow hedges and the fair value of £1.0 million (2006: £3.3 million) has been deferred in equity. An amount of £1.7 million (2006: £1.7 million) has been booked against hedged interest payments made in the period.

Credit Risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. As part of the Group's operations, cash management and risk management activities we are exposed to counterparty risk arising on the financial assets that we have and the credit risk on outstanding derivative financial instruments.

18. Derivative financial instruments continued

Treasury Related Credit Risk

The Group aims to reduce counterparty risk by dealing with counterparties of strong credit standing as measured by financial credit ratings. All Treasury related activity is concentrated with relationship banks that provide unsecured committed facilities to the Group. Across the subsidiaries, wherever possible and where services can be provided efficiently and cost effectively, bank accounts, surplus cash and any hedging activity are concentrated and undertaken with relationship banks.

Each counterparty that we use for Treasury related activity, bank account activity and the investment of surplus cash is assigned a maximum credit limit dependent upon the counterparty's credit rating. This limit gives a maximum permitted amount of cash and Treasury related activity that can be held or undertaken with each counterparty. All counterparties must also have a short-term rating of A1/P1. Deposits are generally for short-term maturity of less than three months.

As at 31 December 2007 and 2006, we had a number of exposures to individual counterparties. These are within the maximum limits permissible under our policy and these exposures are continually monitored and reported. No individual exposure is considered significant in the ordinary course of treasury management activity and we do not expect any significant losses from non-performance by these counterparties.

Commercial Related Credit Risk

The Group's exposure to commercial related credit risk is primarily attributable to its trade and finance lease receivables and the amounts presented in the balance sheet are net of allowances for doubtful receivables. Sales to customers are settled in a number of different ways including cash, credit cards, cheques and electronic payment methods. A customer or potential customer is assessed on a case-by-case basis to determine whether credit terms will be provided. The Group does not expect any significant losses of receivables that have not been provided for as shown in note 13.

Liquidity Risk

The Group manages its liquidity requirements through the use of short-term and long-term cash flow forecasts. In addition to strong cash generation in the businesses, the Group maintains unsecured committed borrowing facilities from a range of highly rated banks to mitigate this risk further. Headroom on our facilities is regularly evaluated and consistently monitored to ensure that the Group has adequate headroom and liquidity. In 2007, the Group refinanced its main borrowing facility in order to put in place a new five year facility maturing in 2012 on similar or improved terms with a core group of its relationship banks.

The following table provides an analysis of the contractual undiscounted cash flows payable under the financial liabilities as at the balance sheet date:

					2007					2006
	Bank loans £m	**Finance leases £m**	**Other loans £m**	**Trade creditors £m**	**Total £m**	Bank loans £m	Finance leases £m	Other loans £m	Trade creditors £m	Total £m
Due within one year	**46.0**	**1.9**	**2.5**	**87.9**	**138.3**	52.3	2.5	1.6	80.7	137.1
Due between one and two years	**22.5**	**1.8**	**1.1**	**2.3**	**27.7**	24.5	3.3	–	0.3	28.1
Due between two and three years	**21.7**	**1.8**	**0.2**	**0.5**	**24.2**	484.4	2.0	–	1.3	487.7
Due between three and four years	**21.6**	**1.7**	**0.2**	**0.3**	**23.8**	0.7	1.9	–	–	2.6
Due between four and five years	**427.9**	**1.7**	**0.2**	**–**	**429.8**	0.6	2.0	–	–	2.6
Due in more than five years	**–**	**38.4**	**0.2**	**5.1**	**43.7**	–	38.7	0.2	4.9	43.8
Total	**539.7**	**47.3**	**4.4**	**96.1**	**687.5**	562.5	50.4	1.8	87.2	701.9

The maturity profile of the Group's financial derivatives using undiscounted cash flows is as follows:

		2007		2006
	Payable £m	**Receivable £m**	Payable £m	Receivable £m
Due within one year	**(669.4)**	**670.5**	(297.7)	299.3
Due between one and two years	**(8.7)**	**7.4**	(344.6)	358.2
Due between two and three years	**(1.8)**	**1.8**	(0.7)	0.6
Due between three and four years	**–**	**–**	(1.0)	4.4
Total	**(679.9)**	**679.7**	(644.0)	662.5

18. Derivative financial instruments continued

Sensitivity Analysis as at 31 December 2007

Financial instruments affected by market risk are derivative financial instruments. The following analysis is intended to illustrate the sensitivity to changes in foreign exchange rates and interest rates.

The sensitivity analysis has been prepared on the basis that the derivative portfolio and the proportion of derivatives hedging foreign exchange risk and cash flow interest rate risk are all constant and on the basis of hedge designations in place at 31 December 2007 and 31 December 2006, respectively. As a consequence, this sensitivity analysis relates to the position at these dates and is not representative of the year then ended.

The following assumptions were made in calculating the sensitivity analysis:

- the balance sheet sensitivity to interest rates relates only to derivative instruments as cash and debt balances are carried at amortised cost and so their carrying value does not change as interest rates move;
- changes in the carrying value of derivative financial instruments designated as cash flow hedges or net investment hedges are assumed to be recorded fully in equity;
- the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt cash and derivative instruments.
- changes in the carrying value of derivative financial instruments not in hedging relationships only affect the income statement;
- all other changes in the carrying value of derivative financial instruments designated as hedges are fully effective with no impact on the income statement;
- all debt is floating rate for the accrued interest part of the calculation;
- the floating rate leg of any swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in the interest rates affects a full twelve-month period for the accrued interest portion of the sensitivity calculations;
- the sensitivity of foreign exchange rates only looks at the outstanding foreign exchange forward book and the currency bank account balances of plc company only as at the balance sheet date and assumed this is the position for a full twelve-month period;
- the sensitivity of a 10% movement in foreign exchange rates has been used due to the fact that historically rates can move by approximately 10% per annum; and
- the sensitivity of a 1% movement in interest rates has been used as over the last three years floating $ interest rates have moved by an average 1% per annum.

Using the above assumptions, the following table shows the illustrative effect on the income statement and equity that would result from reasonably possible movements in foreign currency exchange rates and interest rates, before the effects of tax.

	2007		2006	
	Income Statement -/+ £m	**Equity -/+ £m**	Income Statement -/+ £m	Equity -/+ £m
£/$ FX rates – £ strengthens 10%	**0.2**	**29.1**	0.7	27.5
£/$ FX rates – £ weakens 10%	**(0.2)**	**(35.5)**	(0.9)	(33.4)
£/Euro FX rates – £ strengthens 10%	**–**	**6.3**	(0.3)	5.9
£/Euro FX rates – £ weakens 10%	**–**	**(7.7)**	0.4	(7.2)
Interest rates +1.00%	**(3.4)**	**2.7**	(3.0)	2.9
Interest rates -1.00%	**3.4**	**(2.8)**	3.0	(3.0)

The foreign exchange analysis in the sensitivity table above illustrates the impact of movements in foreign exchange rates on foreign currency transactional exposures and does not include the impact on the translation of the Group's income statement and balance sheet. The translation impact on profit before tax in the Group's income statement from the movement in exchange rates is approximately £0.35 million for each 1 cent movement in the £/$ exchange rate.

19. Provisions

	Beginning of year £m	Exchange rate adjustments £m	Charged in year £m	Utilised in year £m	On acquisition of subsidiaries £m	End of year £m
Restructuring provisions	3.4	(0.1)	0.8	(2.1)	–	2.0
Discontinued operations	21.2	–	1.0	(2.1)	–	20.1
Environmental provisions	1.6	–	–	(1.1)	0.6	1.1
	26.2	(0.1)	1.8	(5.3)	0.6	23.2

Restructuring provisions represents costs provided in relation to decisions made at the balance sheet date for reorganisations which are expected to occur within one year of the balance sheet date. The charges to the restructuring provision relate principally to the closure of a number of commercial cargo handling operations.

Discontinued operations represents a provision for environmental liabilities relating to businesses that have been disposed of by the Group in prior years. The liabilities have been assessed over a remaining period of 25 years. The provision of £20.1 million is partially offset by expected recoveries from third parties of £13.3 million (2006: £13.3 million), which are included within trade and other receivables due after one year in note 13. The charges to the provision relate to businesses which were disposed during the year.

Environmental provisions relate to environmental liabilities within businesses that have been acquired by the Group. The liabilities have an expected life of up to five years.

Analysed as:	2007 £m	2006 £m
Current liabilities	**2.0**	3.4
Non-current liabilities	**21.2**	22.8
	23.2	26.2

20. Pensions and other post-retirement benefits

The Group operates a number of plans worldwide, of both the funded defined benefit type and the defined contribution type. The normal pension cost for the Group, including early retirement costs, was £7.4 million (2006: £10.1 million) of which £3.0 million (2006: £6.1 million) was in respect of foreign schemes. This includes £3.1 million (2006: £5.4 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's main UK pension commitments are contained within a final salary defined benefit scheme with assets held in a separate trustee administered fund. Contributions to the scheme are made and the pension cost is assessed using the projected unit method. The latest actuarial valuation of the scheme was as at 31 March 2004. A valuation as at 31 March 2007 is currently underway.

The Group's foreign pension schemes mainly relate to a number of funded final salary defined benefit pension arrangements in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31 December 2007. The following weighted average financial assumptions have been adopted:

	United Kingdom			North America			Rest of World		
p.a.(%)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	**5.8**	5.1	4.8	**6.0**	5.7	5.4	–	–	4.2
Rate of increase to pensionable salaries	**4.7**	4.4	4.4	**4.0**	4.0	3.9	–	–	2.3
Price inflation	**3.2**	2.9	2.9	**2.8**	2.8	2.8	–	–	2.1
Rate of increase to pensions in payment	**3.2**	2.9	2.8	–	–	–	–	–	1.2

20. Pensions and other post-retirement benefits continued

For the UK plan, the mortality assumptions are based on the recent actual mortality experience of members within the plan and the assumptions also allow for future mortality improvements. The life expectancy assumptions applying to the UK plan as at 31 December 2007 are as follows:

	Male	Female
Life expectancy for a current 65 year old (years)	21.1	21.9
Life expectancy for a 65 year old in 15 years (years)	23.0	23.2

For the US post retirement medical plan, the immediate trend rate for medical benefits was 7%, which is assumed to reduce by 1% per annum to 5% in 2009 onwards.

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	United Kingdom			North America			Rest of World			Total		
	2007 £m	2006 £m	2005 £m	**2007 £m**	2006 £m	2005 £m	**2007 £m**	2006 £m	2005 £m	**2007 £m**	2006 £m	2005 £m
Assets												
Equities	**139.4**	128.8	123.4	**11.8**	12.0	27.0	**–**	–	0.5	**151.2**	140.8	150.9
Government bonds	**160.0**	159.0	162.4	**7.2**	6.9	18.8	**–**	–	0.1	**167.2**	165.9	181.3
Corporate bonds	**90.0**	87.2	78.1	**1.3**	1.3	15.6	**–**	–	–	**91.3**	88.5	93.7
Property	**44.4**	56.3	45.1	**–**	–	–	**–**	–	–	**44.4**	56.3	45.1
Insurance policies	**2.5**	8.8	8.8	**–**	–	1.3	**–**	–	–	**2.5**	8.8	10.1
Cash	**20.3**	12.8	19.0	**1.2**	4.0	–	**–**	–	–	**21.5**	16.8	19.0
Total fair value of scheme assets	**456.6**	452.9	436.8	**21.5**	24.2	62.7	**–**	–	0.6	**478.1**	477.1	500.1
Present value of defined benefit obligations	**391.0**	464.2	452.2	**31.8**	34.0	101.5	**–**	–	11.0	**422.8**	498.2	564.7
Asset not recognised	**65.6**	–	–	**–**	–	–	**–**	–	–	**65.6**	–	–
Asset/(liability) recognised on the balance sheet	**–**	(11.3)	(15.4)	**(10.3)**	(9.8)	(38.8)	**–**	–	(10.4)	**(10.3)**	(21.1)	(64.6)

The funding policy for the United Kingdom and majority of the North American schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

Included within other receivables in the balance sheet are £3.6 million (2006: £3.2 million) of listed investments which are held in trust for the benefit of members of the North American schemes. These amounts are not included within the assets shown above as they are not controlled by the pension schemes in question.

	United Kingdom			North America		
Long Term Expected Return on Assets (%)	**2007**	2006	2005	**2007**	2006	2005
Equities	**8.3**	8.8	8.8	**8.3**	8.8	8.3
Government Bonds	**4.5**	4.5	4.0	**4.5**	4.8	4.4
Corporate Bonds	**5.0**	5.0	4.5	**5.0**	5.8	5.1
Other	**6.8**	7.0	6.5	**4.7**	4.1	4.0

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long term. The long-term rates of return on bonds and other investments are set in line with market yields available at the balance sheet date. The long-term rate of return on equities is derived from considering current "risk free" rates of return with the addition of a future "risk premium". The overall expected return on assets in the analysis of the income statement is based on weighted average returns using the above rates for each asset class, and taking into account the asset allocation in each plan.

	United Kingdom		North America		Rest of World		Total	
Analysis of income statement charge	**2007 £m**	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Current service cost	**4.4**	4.7	**0.3**	0.6	**–**	0.7	**4.7**	6.0
Interest cost	**23.3**	21.2	**1.7**	4.7	**–**	0.3	**25.0**	26.2
Expected return on assets	**(27.6)**	(24.6)	**(1.3)**	(3.5)	**–**	–	**(28.9)**	(28.1)
(Gain)/loss due to settlements/curtailments and terminations	**(0.4)**	(1.6)	**–**	0.3	**–**	–	**(0.4)**	(1.3)
Expense recognised in income statement	**(0.3)**	(0.3)	**0.7**	2.1	**–**	1.0	**0.4**	2.8

20. Pensions and other post-retirement benefits continued

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

	United Kingdom		North America		Rest of World		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Changes to the present value of the defined benefit obligation during the year								
Defined benefit obligation at beginning of year	**464.2**	452.2	**34.0**	101.5	–	11.0	**498.2**	564.7
Current service cost	**4.4**	4.7	**0.3**	0.6	–	0.7	**4.7**	6.0
Interest cost	**23.3**	21.2	**1.7**	4.7	–	0.3	**25.0**	26.2
Contributions by plan participants	**0.7**	0.9	–	0.1	–	–	**0.7**	1.0
Actuarial losses on scheme liabilities*	**(79.1)**	6.8	**1.5**	1.5	–	(0.1)	**(77.6)**	8.2
Net benefits paid out	**(22.1)**	(20.0)	**(1.8)**	(7.6)	–	(0.8)	**(23.9)**	(28.4)
Gains due to settlements and curtailments	**(0.4)**	(1.6)	**(3.5)**	(8.4)	–	–	**(3.9)**	(10.0)
Termination benefits	–	–	–	0.2	–	–	–	0.2
Disposals/demerger of subsidiaries	–	–	–	(48.8)	–	(10.9)	–	(59.7)
Foreign currency exchange rate changes	–	–	**(0.4)**	(9.8)	–	(0.2)	**(0.4)**	(10.0)
Defined benefit obligation at end of year	**391.0**	464.2	**31.8**	34.0	–	–	**422.8**	498.2

* Includes changes to the actuarial assumptions.

	United Kingdom		North America		Rest of World		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Changes to the fair value of scheme assets during the year								
Fair value of scheme assets at beginning of year	**452.9**	436.8	**24.2**	62.7	–	0.6	**477.1**	500.1
Expected return on assets	**27.6**	24.6	**1.3**	3.5	–	–	**28.9**	28.1
Actual employer contributions	**19.7**	9.2	**1.9**	8.9	–	0.8	**21.6**	18.9
Contributions by plan participants	**0.7**	0.9	–	0.1	–	–	**0.7**	1.0
Net benefits paid out	**(22.1)**	(20.0)	**(1.8)**	(7.6)	–	(0.8)	**(23.9)**	(28.4)
Actuarial gains/(losses) on assets	**(22.2)**	1.4	**(0.4)**	1.1	–	0.1	**(22.6)**	2.6
Settlements	–	–	**(3.5)**	(8.5)	–	–	**(3.5)**	(8.5)
Disposals/demerger of subsidiaries	–	–	–	(30.0)	–	(0.6)	–	(30.6)
Foreign currency exchange rate changes (if applicable)	–	–	**(0.2)**	(6.0)	–	(0.1)	**(0.2)**	(6.1)
Fair value of plan assets at end of year	**456.6**	452.9	**21.5**	24.2	–	–	**478.1**	477.1

	United Kingdom		North America		Rest of World		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Actual return on scheme assets	**5.4**	26.0	**0.9**	4.6	–	0.1	**6.3**	30.7

	United Kingdom		North America		Rest of World		Total	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Analysis of amounts recognised in SoRIE								
Total actuarial gains/(losses) recognised in year	**56.9**	(5.4)	**(1.9)**	(0.4)	–	0.2	**55.0**	(5.6)
Asset not recognised	**(65.6)**	–	–	–	–	–	**(65.6)**	–
	(8.7)	(5.4)	**(1.9)**	(0.4)	–	0.2	**(10.6)**	(5.6)
Cumulative amount of gains/(losses) recognised in SoRIE	**48.4**	(8.5)	**(14.5)**	(12.6)	**(3.8)**	(3.8)	**30.1**	(24.9)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £nil and increase the net liability by £0.2 million.
A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.2 million.

Notes to the Consolidated Financial Statements

20. Pensions and other post-retirement benefits continued

History of Asset Values, Defined Benefits Obligation, Surplus/Deficits in Schemes and Experience Gains and Losses

	United Kingdom					North America				
	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m	**2007 £m**	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of assets	**456.6**	452.9	436.8	381.9	368.9	**21.5**	24.2	62.7	52.3	50.1
Defined benefits obligation	**391.0**	464.2	452.2	415.3	388.0	**31.8**	34.0	101.5	82.0	79.4
Surplus/(deficit)	**65.6**	(11.3)	(15.4)	(33.4)	(19.1)	**(10.3)**	(9.8)	(38.8)	(29.7)	(29.3)
Experience gains on scheme assets	**(22.2)**	1.4	37.5	5.4	–	**(0.4)**	1.1	–	1.1	–
Experience losses on scheme liabilities	**60.4**	(0.6)	(0.2)	(9.0)	–	**(0.5)**	(1.9)	(2.4)	(1.6)	–

	Rest of World					Total				
	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m	**2007 £m**	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of assets	–	–	0.6	0.4	0.3	**478.1**	477.1	500.1	434.6	419.3
Defined benefits obligation	–	–	11.0	7.2	6.7	**422.8**	498.2	564.7	504.5	474.1
Surplus/(deficit)	–	–	(10.4)	(6.8)	(6.4)	**55.3**	(21.1)	(64.6)	(69.9)	(54.8)
Experience gains/(losses) on scheme assets	–	0.1	0.1	0.1	–	**(22.5)**	2.6	37.6	6.6	–
Experience (gains)/losses on scheme liabilities	–	0.1	(2.8)	–	–	**59.9**	(2.4)	(5.4)	(10.6)	–

	United Kingdom	North America	Rest of World	Total
Employer contributions for 2008 are estimated to be as follows:	£6.9m	£1.3m	£nil	£8.2m

21. Deferred tax

	Fixed assets £m	Other assets £m	Goodwill & intangibles £m	Tax losses & tax credits £m	Retirement benefits £m	Share based payments £m	Total £m
Beginning of year	(21.6)	16.4	(18.6)	3.4	3.8	0.9	(15.7)
Charged in year	0.7	(2.6)	(3.2)	(1.9)	0.9	(0.7)	(6.8)
Recognised directly in equity	–	(2.3)	–	–	2.8	–	0.5
Acquisitions/(disposals/demerger)	1.8	0.8	(1.0)	–	–	–	1.6
Exchange adjustments	0.3	(0.3)	0.3	–	(0.1)	–	0.2
End of year	(18.8)	12.0	(22.5)	1.5	7.4	0.2	(20.2)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2007 £m	2006 £m
Deferred tax liabilities	**(26.0)**	(15.7)
Deferred tax assets	**5.8**	–
	(20.2)	(15.7)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £5.0 million (2006: £10.1 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time. Included in the unrecognised deferred tax asset is £0.1 million (2006: £1.0 million relating to losses due to expire in 2008) which relates to losses which will expire by 2012. Other losses may be carried forward indefinitely under current tax legislation.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £2.5 million (2006: £13.6 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

22. Share capital and reserves

	Allotted, called up and fully paid		Authorised	
	2007 millions	2006 millions	**2007 millions**	2006 millions
Share capital				
Number of shares				
Ordinary 29[16]/21p shares	**412.4**	411.7	**504.0**	504.0
5% Cumulative preference £1 shares	**0.2**	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	–	–	**95.0**	95.0

22. Share capital and reserves continued

Nominal value of shares	Allotted, called up and fully paid £m	£m	£m	Authorised £m
Equity shares				
Ordinary $29\frac{16}{21}$p shares	**122.7**	122.5	**150.0**	150.0
Non-equity shares				
5% Cumulative preference £1 shares	**0.2**	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	**-**	–	**95.0**	95.0
	0.2	0.2	**95.2**	95.2
	122.9	122.7	**245.2**	245.2

Issue of share capital

During the year 695,076 ordinary $29\frac{16}{21}$p shares were issued under the BBA Aviation share option schemes. The consideration for shares issued in respect of share options was £1.5 million.

	2007 £m	2006 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	**345.1**	340.2
Premium on shares issued	**1.3**	4.9
End of year	**346.4**	345.1
Other reserves		
Beginning and end of year	**3.9**	3.9
Treasury reserve		
Beginning of year	**(1.4)**	(0.6)
Issue of own shares	**-**	0.1
Purchase of own shares	**-**	(0.9)
Sale/transfer of own shares	**0.8**	–
Transfer to retained earnings	**0.6**	–
End of year	**-**	(1.4)
Capital reserve		
Beginning of year	**15.5**	15.8
Credit to equity for equity-settled share-based payments	**1.9**	0.4
Transfer to retained earnings on exercise of equity-settled share-based payments	**(0.2)**	(0.7)
End of year	**17.2**	15.5
Hedging reserve		
Beginning of year	**5.1**	(0.9)
(Decrease)/increase in fair value of cash flow hedging derivatives	**(2.5)**	5.7
Transfer to income	**(3.8)**	0.3
End of year	**(1.2)**	5.1
Translation reserve		
Beginning of year	**(32.8)**	(0.6)
Exchange differences on translation of foreign operations	**1.5**	(36.6)
Exchange differences recycled on disposal/demerger of subsidiaries	**–**	4.4
End of year	**(31.3)**	(32.8)
Total other	**(11.4)**	(9.7)
Retained earnings		
Beginning of year	**(136.2)**	256.4
Transfer from capital reserve on exercise of equity-settled share-based payments	**0.2**	0.7
Transfer from treasury reserve	**(0.6)**	–
Deferred tax on items taken directly to reserves	**3.2**	0.3
Actuarial losses	**(10.6)**	(5.6)
Dividends paid	**(29.9)**	(57.7)
Dividend in specie	**–**	(320.0)
Profit/(loss) for the year	**87.4**	(10.3)
	(86.5)	(136.2)

At 31 December 2007 13,882 ordinary $29\frac{16}{21}$p shares (2006: 303,889 shares) with a nominal value of £4,132 (2006: £90,443) and a market value of £28,493 (2006: £831,136) were held in the BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of the BBA Employee Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances.

22. Share capital and reserves continued

Rights of non-equity interests

5% Cumulative preference £1 shares:

i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August;

ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders;

iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

Rights of equity interests

29[16]/21p Ordinary shares:

i. carry no right to fixed income;

ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders;

iii. carry the right to attend and vote at a meeting of the Company.

23. Share-based payments

Equity-settled share option scheme

The Group plan provides for a grant price equal to the average of the middle market price of a BBA Aviation share up to five dealing days prior to the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the Group before the options vest.

Details of the share options outstanding during the year are as follows:

	2007 Number of share options	**2007 Weighted average exercise price**	2006 Number of share options	2006 Weighted average exercise price
Outstanding at the beginning of the year	**16,216,396**	**275p**	26,800,344	224p
Granted during the year	**3,640,640**	**254p**	2,660,200	288p
Exercised during the year	**(1,217,312)**	**225p**	(5,892,492)	163p
Lapsed during the year	**(3,437,283)**	**307p**	(7,351,656)	187p
Outstanding at the end of the year	**15,202,441**	**226p**	16,216,396	275p
Exercisable at the end of the year	**6,308,200**	**171p**	6,723,623	263p

The weighted average share price at the date of exercise for share options exercised during the period was 277p. The options outstanding at 31 December 2007 had weighted average remaining contractual life of 84 months and an exercise price range of £1.53 to £4.85. The weighted average fair value of options granted during the year was 190p.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. The inputs into the models were as follows:

	2007 Issued in March 2003	**2007 Others**	2006 Issued in March 2003	2006 Others
Weighted average share price (pence)	**153**	**269**	153	280
Weighted average exercise price (pence)	**153**	**247**	153	281
Expected volatility (%)	**12.9%**	**20.7%**	14.3%	20.1%
Expected life (months)	**11**	**26**	14	26
Risk-free rate (%)	**4.0%**	**4.7%**	4.0%	4.6%
Expected dividends (%)	**4.6%**	**3.4%**	4.8%	3.4%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The Group recognised total expenses of £2.0 million (2006: £0.4 million) related to equity-settled share-based payment transactions during the year.

Cash-settled share-based payments

The Group issues to certain employees share appreciation rights (SARs) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined using the valuation technique most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations and use the assumptions noted in the above table. The Group has recorded liabilities of £0.9 million (2006: £2.2 million) and a total credit of £1.1 million (2006: credit £2.8 million). The total intrinsic value of vested SARs at 31 December 2007 was nil (2006: £0.1 million).

Other share-based payment plan

The Company's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Aviation ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the Group issued 101,219 ordinary shares in 2007 (2006: 703,040 shares).

24. Reconciliation of movements in total shareholders' equity

	2007 £m	2006 £m
Total recognised income and expense for the period	**75.2**	(41.7)
Equity dividends	**(29.9)**	(57.7)
Dividend in specie	**-**	(320.0)
Credit to equity for equity-settled share-based payments	**1.9**	0.4
Movement in minority interests	**(0.1)**	0.4
Movement on treasury reserve	**0.8**	(0.8)
Issue of shares	**1.5**	5.8
Net movement in total shareholders' equity for the period	**49.4**	(413.6)
Total shareholders' equity at beginning of period	**322.5**	736.1
Total shareholders' equity at end of period	**371.9**	322.5

25. Cash flow from operating activities

	2007 £m	2006 £m
Operating profit from continuing operations	**130.1**	94.8
Operating loss from discontinued operations	**-**	(97.9)
Share of profit from associates	**(1.1)**	(0.8)
Profit/(loss) from operations	**129.0**	(3.9)
Depreciation of property, plant & equipment	**26.9**	62.4
Amortisation of intangible assets	**3.2**	4.3
Loss/(profit) on sale of property, plant & equipment	**0.2**	(1.4)
Share-basedpayment expense	**2.0**	-
(Decrease)/increase in provisions	**(3.5)**	1.5
Pension scheme payments	**(17.1)**	(14.3)
Non-cash impairments	**9.9**	70.5
Gain on disposal of businesses	**(38.4)**	-
Operating cashflows before movements in working capital	**112.2**	119.1
(Increase)/decrease in working capital	**(15.5)**	9.2
Cash generated by operations	**96.7**	128.3
Income taxes paid	**(18.0)**	(9.5)
Net cash flow from operating activities	**78.7**	118.8

Analysed as:		
Net cash flow from continuing operations	**102.4**	122.1
Net cash flow from discontinued operations	**(23.7)**	(3.3)
	78.7	118.8

Dividends received from associates	**0.5**	0.3
Purchase of property, plant and equipment	**(36.3)**	(90.7)
Purchase of intangible assets	**(3.5)**	(1.1)
Proceeds from disposal of property, plant and equipment	**2.9**	5.9
Interest received	**35.8**	41.9
Interest paid	**(58.4)**	(69.9)
Interest element of finance leases paid	**(1.6)**	(2.1)
Free cash flow	**18.1**	3.1

Analysed as:		
Free cash inflow from continuing operations	**41.8**	48.1
Free cash outflow from discontinued operations	**(23.7)**	(45.0)
	18.1	3.1

Share of profit from associates above includes discontinued operations which are included within profit after tax from discontinued operations on the face of the income statement in 2006.

During the year, discontinued operations contributed £(23.7) million (2006: £(3.3) million) to the Group's net operating cash flows, paid £nil (2006: £43.8 million) in respect of investing activities and paid £nil (2006: £7.2 million) in respect of financing activities. The 2007 cash flows are described further in note 5.

26. Disposal of a subsidiary

Oxford Aviation Training and Oxford Airport

On 29 June 2007 the Group disposed of its interest in Oxford Aviation Training and on 19 July 2007 disposed of its interest in Oxford Airport.

The net assets of these businesses at the date of disposal and 31 December 2006 were as follows:

	Oxford Aviation Training		Oxford Airport	
	29 June 2007 £m	31 December 2006 £m	**19 July 2007 £m**	31 December 2006 £m
Intangible assets	**11.8**	11.8	**2.4**	2.4
Property, plant and equipment	**8.1**	8.0	**16.3**	10.4
Inventories	**0.3**	0.3	**0.1**	0.1
Trade and other receivables	**2.7**	1.0	**2.1**	0.5
Trade and other payables	**(12.1)**	(9.3)	**(1.0)**	(0.7)
Tax liabilities	**(0.4)**	–	**(0.6)**	–
Bank overdrafts and loans	**–**	(26.2)	**–**	(1.9)
	10.4	(14.4)	**19.3**	10.8
Disposal costs	**1.8**		**1.2**	
Gain on disposal	**19.8**		**18.6**	
	32.0		**39.1**	
Satisfied by:				
Cash	**32.0**		**39.1**	
Net cash inflow arising on disposal:				
Cash consideration received	**32.0**		**39.1**	
Bank overdrafts, loans, finance leases and cash and cash equivalents disposed of on demerger/disposal	**–**		**–**	
	32.0		**39.1**	

In total, Oxford Aviation Training and Oxford Airport contributed £2.0 million to operating profit in 2007.

26. Disposal of a subsidiary continued

Fiberweb and Becorit

As referred to in note 5, on 17 November 2006 the Group demerged Fiberweb, and on 1 December 2006 disposed of its interest in Becorit GmbH.

The net assets of these businesses at the date of demerger/disposal were as follows:

	Fiberweb 17 November 2006 £m	Becorit 1 December 2006 £m
Intangible assets	97.3	–
Property, plant and equipment	343.4	7.8
Investments in associates	9.0	–
Inventories	82.3	2.5
Trade and other receivables	105.4	2.5
Cash and cash equivalents	36.5	1.0
Deferred tax assets	–	2.2
Trade and other payables	(83.3)	(1.7)
Tax liabilities	(1.8)	–
Bank overdrafts and loans	(202.8)	–
Provisions	(7.1)	–
Obligations under finance leases	(6.8)	–
Retirement benefit obligations	(24.8)	(4.3)
Deferred tax liability	(31.7)	–
	315.6	10.0
Other effects[1]	4.4	1.3
Gain on disposal	–	16.5
	320.0	27.8
Satisfied by:		
Dividend in specie	320.0	–
Cash	–	27.8

Net cash inflow arising on disposal:

Cash consideration received	–	27.8
Bank overdrafts, loans, finance leases and cash and cash equivalents disposed of on demerger/disposal	173.1	(1.0)
	173.1	26.8

1 Other effects include costs of disposal, tax and the recycling of foreign currency translation on disposal.

The impact of Fiberweb and Becorit on the Group's results and cash flows in the current and prior periods is disclosed in note 5.

27. Acquisition of subsidiary undertakings

The Group made a number of acquisitions during the year which are detailed in the Directors' Report on page 40. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The net assets acquired and the goodwill arising on these acquisitions are as set out below:

	Book Value £m	Revaluations £m	Adjustments to align accounting policies £m	Provisional Fair value to BBA Group £m
Intangible assets	1.3	17.0	–	18.3
Property, plant and equipment	14.6	1.4	–	16.0
Inventories	4.0	–	(0.9)	3.1
Receivables	3.2	–	–	3.2
Payables	(1.6)	(1.1)	(0.2)	(2.9)
Taxation	0.6	–	–	0.6
Net borrowings	(0.1)	–	–	(0.1)
Net assets/(liabilities)	22.0	17.3	(1.1)	38.2
Goodwill				40.1
Total consideration (including deferred consideration)				78.3
Deferred consideration				(2.8)
Net cash consideration paid in 2007				75.5

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

In the period since acquisition to 31 December 2007, the revenue from acquisitions was £20.5 million and profit for the year was £2.1 million.

The acquisitions noted above contributed £0.4 million to the Group's net operating cash flows, paid £nil in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.2 million in respect of capital expenditure and utilised £nil for investing activities.

If the acquisitions had been completed on 1 January 2007, total revenue for the period from acquisitions would have been £52.2 million, and profit for the year would have been £5.2 million.

The goodwill arising on these acquisitions is attributable to the anticipated profitability arising from the expansion of the Group's FBO network, the integration of new products into our Landing Gear and Hydraulics portfolio, together with anticipated future operating synergies.

28. Contingent assets and liabilities

The Group is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in BBA Nonwovens North America and BBA Aviation respectively. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

Additionally, the Group has previously owned businesses that manufactured products containing asbestos. No BBA company has manufactured or sold any products or materials containing asbestos for many years. A small number of former BBA companies have been named as defendants to asbestos related claims. When these companies were sold, BBA retained certain obligations to indemnify the purchasers against such claims. Notwithstanding such indemnity arrangements, the costs incurred by BBA in dealing with claims made against these former BBA companies have been immaterial to BBA. During the period 1989 to 31 December 2007, BBA's costs of defending and disposing of all asbestos related claims, net of insurance coverage, were approximately £5.0 million. BBA maintains a portfolio of insurance coverage in respect of the majority of such claims, including legal defence costs and liability cover. State operated compensation programmes have also provided coverage. On the basis of its past claims experience, BBA does not anticipate any material increase in the cost to it of resolving such claims.

Whilst the outcome of these claims are, by their nature uncertain, the directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will materially exceed the insurance coverage or amounts provided as shown in note 19, and are not expected to have a material adverse effect upon the Group's financial position.

Following the authorisation of the US Department of Transport to provide reimbursement of up to £8 million to fixed-based general aviation operators and others at five metropolitan Washington DC area airports and the issue of the proposed rules of eligibility for reimbursement in October 2007, management consider that the receipt in 2008 of compensation following the closure of Washington Reagan National Airport in 2001 is probable. Whilst we believe that a significant proportion of the £8 million compensation should be due to BBA, as our base at Washington Reagan took the majority of business aviation traffic in the Washington DC area, it is not practicable to estimate accurately a specific amount.

29. Events after the balance sheet date

On 18 January 2008 the Group announced the closure of CSE Engineering, an engineering business based at Oxford Airport. The expected losses related to the liquidation of the assets and liabilities of this business have been reflected in the results for the year ended 31 December 2007. Since the Group was not irrevocably committed to the closure at the balance sheet date, the cash costs of closure have not been accrued in 2007 in accordance with IAS 10 "Post Balance Sheet Events". These cash costs will be expensed in 2008 when incurred, and are expected to amount to approximately £2 million.

On 22 February 2008 the Group announced that it had agreed to purchase the assets of Hawker Beechcraft Services Inc's Line Service Operations for a cash consideration of $128.5 million (£64.9 million) on a debt and cash free basis. Closing of the deal is expected in May 2008 and is subject to Hart-Scott Rodino and other third party approvals.

30. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2007 £m	2006 £m
Short-term benefits	**4.7**	4.6
Post-employment benefits	**1.1**	0.5
Termination benefits	**0.4**	0.8
Share-based payments	**(0.2)**	(0.5)
	6.0	5.4

Post-employment benefits include contributions of £0.9 million (2006: £0.3 million) in relation to defined contribution schemes.

The remuneration of directors and key executives is determined by the Remuneration Committee having regard to the performance of the individuals and market trends.

Other related party transactions

During the year a subsidiary provided services to a company controlled by a person who is a close family member of Roberto Quarta, a director of BBA Aviation plc in 2007. These were provided in the ordinary course of business and on an arm's length basis and amounted to £3,558 (2006: £9,434). At 31 December 2007 £nil remained unpaid (2006: £nil).

During the year, Group companies entered into the following transactions with related parties who are not members of the Group:

	Purchases of Goods		Amounts owed to related parties	
	2007 £m	2006 £m	2007 £m	2006 £m
Associates	**81.1**	78.1	**8.0**	6.6

Purchases were made at market price discounted to reflect the quantity of goods purchased and the relationships between the parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

At the balance sheet date, Group companies had loan receivables from an associated undertaking of £1.3 million (2006: £1.3 million). The loans are unsecured and will be settled in cash, and were made on terms which reflect the relationships between the parties.

Independent Auditors' Report to the members of BBA Aviation plc

We have audited the parent company financial statements of BBA Aviation plc for the year ended 31 December 2007 which comprise the Balance Sheet and the related notes 1 to 12. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of BBA Aviation plc for the year ended 31 December 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London, United Kingdom
27 February 2008

Company Balance Sheet

	Notes	2007 £m	2006 £m
Fixed assets			
Tangible assets			
Land and buildings	3	**0.3**	0.2
Plant and machinery	3	**0.1**	0.2
Investments	4	**2,219.6**	1,818.6
		2,220.0	1,819.0
Current assets			
Debtors due after one year	5	**-**	13.4
Debtors due within one year	5	**667.4**	884.9
Cash at bank and in hand		**12.3**	62.4
		679.7	960.7
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	6	**(17.2)**	(6.9)
Others	6	**(1,334.3)**	(1,167.8)
Net current assets/(liabilities)		**(671.8)**	(214.0)
Total assets less current liabilities		**1,548.2**	1,605.0
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings and finance leases	7,8	**(413.2)**	(468.0)
Others	8	**–**	(0.1)
Total net assets		**1,135.0**	1,136.9
Capital and reserves			
Called up share capital	10	**122.7**	122.5
Share premium account	10	**346.4**	345.1
Revaluation reserve	10	**3.5**	3.5
Other	10	**248.2**	249.4
Profit and loss account	10	**414.2**	416.4
Shareholders' funds		**1,135.0**	1,136.9

These financial statements were approved by the Board of Directors on 27 February 2008 and signed on its behalf by

Simon Pryce
Group Chief Executive

Andrew Wood
Group Finance Director

In accordance with the exemptions permitted by s230 of the Companies Act 1985, the profit and loss account of the Company has not been presented. The profit for the financial year in the accounts of the Company, after dividends from subsidiary undertakings, amounted to £28.0 million (2006: £693.6 million).

The auditors' remuneration for audit and other services is disclosed in note 2 to the Consolidated Financial Statements.

The accompanying notes are an integral part of this balance sheet.

Accounting Policies

Basis of Accounting

The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the year and preceding year.

The Company has taken advantage of the exemption contained in FRS 1 "Cash Flow Statements" and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS 8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments

In the Company's financial statements, investments in subsidiary and associated undertakings are stated at cost less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Pensions and other Post-Retirement Benefits

The Company provides pension arrangements to majority of full time employees through the Company's defined benefit scheme. It is not possible to identify the share of underlying assets and liabilities in this scheme which is attributable to the company on a consistent and reasonable basis. Therefore the Company has applied the provisions in FRS 17 to account for the scheme as if it was a defined contribution scheme.

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Company. The contribution levels are determined by valuations undertaken by independent qualified actuaries.

Share-Based Payments

The Company operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the valuation techn que most appropriate to each type of award. These include Black-Scholes calculations and Monte Carlo simulations. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Company revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Tangible Fixed Assets

Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3 – 18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery in note 3 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost. The Directors are not aware of any material change to the value of these assets since the last revaluation.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

Notes to the Company Financial Statements

1. Dividends

On 18 May 2007, the 2006 final dividend of 5.0p per share (total dividend £20.6 million) was paid to shareholders.

On 2 November 2007, the 2007 interim dividend of 2.25p per share (total dividend £9.3 million) was paid to shareholders. In November 2006, the 2006 interim dividend paid was 3.50p per share (total dividend £17.1 million).

On the demerger of Fiberweb on 17 November 2006, a dividend was declared which was satisfied by the issue of shares in Fiberweb plc – a dividend in specie. The dividend in specie of £275.0 million represented the Company's investment in Fiberweb transferred to Fiberweb on demerger and debt owed by Fiberweb forgiven on demerger. The existing shareholders of BBA Group plc were given shares in Fiberweb plc on a ratio of one share in Fiberweb plc for every four shares held in BBA Group plc. Immediately after the demerger BBA Group plc changed its name to BBA Aviation plc.

In respect of the current year, the Directors propose that a final dividend of 5.35p per share will be paid to shareholders on 23 May 2008. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with FRS 21 "Events after the Balance Sheet Date" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 25 April 2008. The total estimated dividend to be paid is £22.1 million.

2. Directors

Emoluments and interests

Details of Directors' emoluments and interests are provided within the Directors' Remuneration Report on pages 48 to 56.

	2007 Number	2006 Number
Employees		
Average monthly number (including Executive Directors)	**33**	33

	£m	£m
Employment costs		
Wages and Salaries	**4.2**	6.4
Social security costs	**0.5**	0.9
Pension costs	**1.2**	0.5
	5.9	7.8

3. Tangible fixed assets

	Land and buildings £m	**Plant and machinery £m**
Cost or valuation		
Beginning of year	**0.4**	**0.8**
Additions	**0.1**	**0.1**
End of year	**0.5**	**0.9**
Accumulated depreciation		
Beginning of year	**0.2**	**0.6**
Provided during the year	**–**	**0.2**
End of year	**0.2**	**0.8**
Net book value end of year		
Owned assets	**–**	**0.1**
Leased assets	**0.3**	**–**
	0.3	**0.1**

	2007 £m	2006 £m
Land and buildings		
Freehold	**–**	–
Short leasehold	**0.3**	0.2
	0.3	0.2

4. Fixed asset investments

	2007 £m	2006 £m
Subsidiary undertakings		
Cost of shares		
Beginning of year	**1,759.5**	1,487.8
Additions	**513.3**	465.9
Disposals	**(112.3)**	(184.2)
End of year	**2,170.5**	1,769.5
Provisions		
Beginning of year	**(54.3)**	(54.3)
End of year	**(54.3)**	(54.3)
Net book value end of year	**2,116.2**	1,715.2
Loans to subsidiary undertakings		
Beginning of year	**103.4**	116.4
Disposals	**-**	(13.0)
End of year	**103.4**	103.4
Total		
Fixed asset investments	**2,219.6**	1,818.6

5. Debtors

	2007 £m	2006 £m
Trade debtors		
Amounts owed by subsidiary undertakings	**643.0**	868.0
Other debtors, prepayments and accrued income	**24.4**	16.9
Debtors due within one year	**667.4**	884.9
Other debtors due after one year	**-**	13.4
Debtors due after one year	**-**	13.4
	667.4	898.3

6. Creditors: amounts falling due within one year

	2007 £m	2006 £m
Borrowings (note 7)		
Bank loans and overdrafts	**7.2**	6.9
	7.2	6.9
Others		
Amounts owed to subsidiary undertakings	**1,301.2**	1,139.1
Corporate Tax – United Kingdom	**4.9**	4.9
Other taxation and social security	**0.2**	0.8
Other creditors	**9.4**	14.2
Accruals and deferred income	**18.6**	8.8
	1,334.3	1,167.8

Creditor days for the Company for the year were an average of 62 days (2006: 15 days).

7. Borrowings

	2007 £m	2006 £m
Borrowings summary		
Medium-term loans		
Repayable between two and five years	**413.2**	468.0
	413.2	468.0
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	**17.2**	6.9
Total borrowings and finance leases	**430.4**	474.9
Cash at bank and in hand	**(12.3)**	(62.4)
Other liquid assets within other debtors	**–**	(13.4)
Other liquid assets within other creditors	**6.6**	0.1
Net borrowings and finance leases	**424.7**	399.2
Borrowings analysis:		
Unsecured		
Bank loans and overdrafts		
Sterling	**14.9**	241.1
US dollar	**361.9**	196.9
Euro	**53.2**	36.9
Canadian dollar	**0.4**	–
Total borrowings and finance leases	**430.4**	474.9
Cash at bank and in hand	**(12.3)**	(62.4)
Other liquid assets within other debtors	**–**	(13.4)
Other liquid assets within other creditors	**6.6**	0.1
Net borrowings and finance leases	**424.7**	399.2

The interest rates on unsecured loans range from 3.9% to 5.9% per annum and repayments are due at varying dates up to 2009.

	2007 £m	2006 £m
Operating Lease Commitments		
Land and buildings		
Within one year	**0.3**	0.2
One to five years	**1.2**	1.1
	1.5	1.3
Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	**32.6**	2.4

Additional detail of Contingent Liabilities are provided within note 28 to the Consolidated Financial Statement.

Foreign currency contracts

At 31 December 2007, the Group had £347.5 million (2006: £306.2 million) of forward contracts to buy/sell foreign currency.

8. Creditors: amounts falling due after more than one year

	2007 £m	2006 £m
Borrowings (note 7)		
Bank loans	**413.2**	468.0
Others		
Other creditors	**–**	0.1
	413.2	468.1

9. Reconciliation of movements in shareholders' funds

	2007 £m	2006 £m
Profit for the period	**28.0**	693.6
Equity dividends	**(29.9)**	(57.7)
Dividend in specie	**–**	(275.0)
	(1.9)	360.9
Fair value movements in interest rate cash flow hedges	**(2.6)**	2.1
Credit to equity for equity-settled share-based payments	**2.0**	0.4
Movement on treasury reserve	**0.9**	(0.8)
Transfer to profit or loss from equity on interest rate hedges	**(1.8)**	(1.7)
Issue of shares	**1.5**	5.8
Net movement in shareholders' funds for the period	**(1.9)**	366.7
Shareholders' funds at beginning of period	**1,136.9**	770.2
Shareholders' funds at end of period	**1,135.0**	1,136.9

10. Capital and Reserves

Details of Company Share Capital are provided within note 22 to the consolidated financial statements.

	2007 £m	2006 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	**345.1**	340.2
Premium on shares issued	**1.3**	4.9
End of year	**346.4**	345.1
Revaluation reserve		
Beginning and end of year	**3.5**	3.5
Other		
Merger reserve		
Beginning and end of year	**99.3**	99.3
Capital reserve		
Beginning and end of year	**148.2**	148.5
Credit to equity for equity-settled share-based payments	**2.0**	0.4
Transfer to retained earnings on exercise of equity-settled share-based payments	**(0.2)**	(0.7)
End of year	**150.0**	148.2
Treasury reserve		
Beginning of year	**(1.4)**	(0.6)
Issue of own shares	**0.9**	0.1
Purchase of own shares	**–**	(0.9)
Transferred to Profit and Loss account	**0.5**	–
End of year	**–**	(1.4)
Hedging reserves		
Beginning of year	**3.3**	2.9
Increase in fair value of interest rate cash flow hedges	**(2.6)**	2.1
Transfer to income	**(1.8)**	(1.7)
End of year	**(1.1)**	3.3
Total other	**248.2**	249.4
Profit and loss account		
Beginning of year	**416.4**	54.8
Transfer from capital reserve on exercise of equity-settled share-based payments	**0.2**	0.7
Transfer from treasury reserve	**(0.5)**	–
Profit for the period	**28.0**	693.6
Equity dividends	**(29.9)**	(57.7)
Dividend in specie	**–**	(275.0)
End of year	**414.2**	416.4

At 31 December 2007 13,882 ordinary 29$^{16}/_{21}$p shares (2006: 303,889 shares) with a nominal value of £4,132 (2006: £90,443) and a market value of £28,493 (2006: £831,136) were held in the BBA Employee Benefit Trust, a trust set up in 2006. Halifax EES Trustees International Limited, the trustees of the BBA Employee Benefit Trust, has agreed to waive its dividend entitlement in certain circumstances.

11. Share-based payments

Details of share-based payments are provided within note 23 to the consolidated financial statements.

12. Pension and other post retirement benefits

The Company operates a defined benefit pension scheme in the United Kingdom, assets are held in a separate trustee-administered fund. Contributions to the scheme are made and pension cost is assessed using the projected unit method.

Details of the UK Scheme are provided within note 20 to the consolidated financial statements.

Principal Subsidiary Undertakings

The following is a list of the principal subsidiary undertakings of the Group at 31 December 2007, each of which is wholly-owned unless otherwise stated.

	Country of incorporation and principal operation
Signature Flight Support Paris SA	France
APPH Limited	United Kingdom
APPH Aviation Services Limited	United Kingdom
ASIG Limited	United Kingdom
H+S Aviation Limited*	United Kingdom
Signature Flight Support London Luton Limited	United Kingdom
Signature Flight Support Heathrow Limited	United Kingdom
Signature Flight Support UK Regions Limited	United Kingdom
Aircraft Service International Group Incorporated	USA
APPH Wichita Incorporated	USA
APPH Houston Incorporated	USA
Barrett Turbine Engine Company	USA
Dallas Airmotive Incorporated	USA
Executive Beechcraft Incorporated	USA
International Governor Services LLC	USA
Ontic Engineering and Manufacturing Incorporated	USA
Signature Flight Support Corporation	USA

* Shares held by BBA Aviation plc.

Five Year Summary

	2007 IFRS £m	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP £m
Income Statement					
Revenue	**979.4**	950.1	875.1	1,373.8	1,330.6
Underlying operating profit (continuing operations)*	**105.7**	102.8	83.0	127.1	144.7
Restructuring costs, amortisation of acquired intangibles and non-recurring items	**24.4**	(8.0)	(23.8)	(28.6)	(12.7)
Goodwill amortisation	**-**	–	-	-	(48.1)
Interest (net)	**(19.3)**	(24.6)	(20.9)	(11.9)	(16.7)
Profit before tax	**110.8**	70.2	38.3	86.6	67.2
Tax	**(23.6)**	(20.7)	(7.1)	(22.3)	(26.4)
Profit for the period from continuing operations	**87.2**	49.5	31.2	64.3	40.8
(Loss)/profit after tax from discontinued operations	**-**	(76.2)	22.6	6.4	-
Profit/(loss) on disposal of disposed businesses	**-**	16.5	21.5	(2.8)	(12.0)
Profit/(loss) for the period	**87.2**	(10.2)	75.3	67.9	28.8
Minority interests	**0.2**	(0.1)	(0.2)	(0.1)	-
Preference dividends	**-**	-	-	–	(3.8)
Profit/(loss) attributable to ordinary shareholders	**87.4**	(10.3)	75.1	67.8	25.0
Earnings per share					
Basic:					
Adjusted	**15.4p**	14.9p	18.4p	19.7p	19.7p
Unadjusted	**21.2p**	(2.2)p	15.9p	14.3p	5.5p
Diluted:					
Adjusted	**15.3p**	14.9p	18.2p	19.0p	19.6p
Unadjusted	**21.1p**	(2.1)p	15.8p	14.0p	5.5p
Dividends					
Dividends per ordinary share	**7.6p**	8.5p	11.8p	11.3p	10.8p
Balance sheet					
Employment of capital					
Non-current assets	**709.2**	689.0	1,233.3	1,161.5	1,120.2
Net current assets	**165.7**	199.2	318.6	333.6	293.4
Total assets less current liabilities	**874.9**	888.2	1,551.9	1,495.1	1,413.6
Non-current liabilities	**(461.6)**	(527.2)	(692.9)	(697.0)	(617.1)
Provisions for liabilities and charges	**(41.4)**	(38.5)	(122.9)	(126.8)	(115.9)
	371.9	322.5	736.1	671.3	680.6
Capital employed					
Called up share capital	**122.7**	122.5	121.6	169.0	169.1
Reserves	**248.5**	199.2	614.2	502.2	511.5
Shareholders' funds	**371.2**	321.7	735.8	671.2	680.6
Minority interests	**0.7**	0.8	0.3	0.1	-
	371.9	322.5	736.1	671.3	680.6
Capital expenditure	**39.8**	91.8	73.3	56.9	75.0
Number of employees, end of year	**10,317**	10,757	14,070	13,674	12,311

* For 2003, which is under UK GAAP this item represents total operating profit from continuing and discontinued operations.
2004 and prior have not been restated to reflect the reclassification of the results of Becorit and Fiberweb as discontinued.

Shareholder Information

Analysis of shareholdings

	Number of shareholders	% of total	Number of shares	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2007				
1–1,000	2,224	43.01	913,668	0.22
1,001–5,000	2,023	39.12	4,595,615	1.11
5,001–10,000	324	6.27	2,264,104	0.55
10,001–50,000	269	5.20	5,826,091	1.41
50,001–100,000	79	1.53	5,881,461	1.43
100,001–upwards	252	4.87	392,939,220	95.28
	5,171	100.00	412,420,159	100.00
Holders				
Individuals	3,633	70.26	21,681,822	5.25
Pension funds	9	0.17	36,558	0.01
Nominee and other companies	1,474	28.51	387,864,453	94.05
Others	55	1.06	2,837,326	0.69
	5,171	100.00	412,420,159	100.00

Dividend Reinvestment Plan
A Dividend Reinvestment Plan is available, giving ordinary shareholders the option to buy shares in lieu of a cash dividend. Please contact the Company's registrars for further details.

Share dealing service
A share dealing service is available for UK shareholders from Capita Share Dealing Services to either sell or buy BBA Aviation plc shares. For further information on this service, please contact: www.capitadeal.com (on-line dealing) or 0871 664 0445 (telephone dealing). Calls cost 10p per minute plus network charges.

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to charity through ShareGift a registered charity (charity no. 1052686). Further information is available by visiting www.sharegift.org or by telephoning ShareGift on 020 7930 3737.

Individual Savings Accounts
The Company offers an Individual Savings Account (ISA) through Barclays Stockbrokers Limited for BBA shares and other qualifying shares and cash. In the tax year ending 5 April 2008, the annual subscription allowance is £7,000 of which a maximum of £3,000 can be held as cash. In the tax year beginning 6 April 2008, the annual subscription allowance will be £7,200 of which a maximum of £3,600 can be held in cash. To register and receive an information pack, please call 0845 6013000. Calls are charged at local rates; you can only use this number if you are calling from the UK. For clients' security, calls may be recorded and randomly monitored.

Barclays Stockbrokers is the Group name for the business of: Barclays Stockbrokers Limited, a member of the London Stock Exchange and PLUS, Registered No 1986161; Barclays Sharedealing, Registered No 2092410; Barclays Bank Trust Company Limited, Registered No 920880. Registered VAT no 243 8522 62. All companies are registered in England and the registered address is: 1 Churchill Place, London E14 5HP. All companies are authorised and regulated by the Financial Services Authority.

Key dates	Date payable
Financial calendar	
Dividend and interest payments	
Ordinary shares:	
final 2007	23 May
interim 2008	7 November
5% cumulative preference shares	1 February and 1 August

	Date announced
Announcement of Group results	
Half year result	September
Annual results	February
Report and accounts	Posted March
Interim Management Statements	April and November

Share price information
The price of the Company's shares is available from the Financial Times Cityline Service: BBA Aviation ordinary shares – telephone: 090 6843 0000 then enter option 2 followed by 1778. Calls are charged at 60p per minute on a per second basis from a BT landline. Charges from other networks may vary.

For the purpose of Capital Gains Tax calculations, the base cost of the old BBA Group plc shares held immediately before the demerger on 17 November 2006 has to be apportioned between BBA Aviation plc shares and Fiberweb plc shares. The ratio is BBA Aviation plc shares 84.73%: Fiberweb plc shares 15.27%. This is based on the respective market values on 17 November 2006, determined according to CGT rules at that time, of 281.155p for BBA Aviation plc shares and 170.5p for Fiberweb plc shares. This information is provided as indicative guidance. Any person wishing to calculate their Capital Gains Tax should take their own financial advice from their accountant or other authorised financial adviser and if they are in any doubt about their taxation position they should obtain professional advice.

Registered office
20 Balderton Street, London W1K 6TL
Telephone: 020 7514 3999 Fax: 020 7408 2318
http://www.bbaaviation.com
web enquiries to: info@bbaaviation.com
Registered in England
Company number: 53688

Company registrar
Capita Registrars, Northern House, Woodsome Park,
Fenay Bridge, Huddersfield HD8 0LA
Telephone: 0871 664 0300 (calls cost 10p per minute plus network charges)
From outside the UK: +44 20 8639 3399
e-mail shareholder.services@capitaregistrars.com
http://www.capitaregistrars.com

Please contact the registrars directly if you wish to advise a change of name, address, dividend mandate or wish to participate in the Dividend Reinvestment Plan.

You can access general shareholder information and personal shareholding details from our registrars' website. Our registrars provide a share portal through which you can view up to date information and manage your shareholding. You can register for this service via www.capitashareportal.com. You will require your unique holder code, which can be found on your share certificate or dividend tax voucher, to register for the share portal service or to access other information from the registrar's website.

Beneficial owners of shares who have been nominated by the registered holder of those shares to receive information rights under section 146 of the Companies Act 2006 are required to direct all communications to the registered holder of their shares, not to the Company's registrar, Capita Registrars, or to the Company.

This Annual Report is addressed solely to members of BBA Aviation plc as a body. Neither the Company nor its directors accept or assume responsibility to any person for this Annual Report beyond the responsibilities arising from the production of this Annual Report under the requirements of applicable English company law. Sections of this Annual Report, including the Chairman's Statement, Directors' Report and Directors' Remuneration Report contain forward-looking statements including, without limitation, statements relating to: future demand and markets of the Group's products and services; research and development relating to new products and services; liquidity and capital; and implementation of restructuring plans and efficiencies. These forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.

Accordingly, actual results may differ materially from those set out in the forward-looking statements as a result of a variety of factors including, without limitation: changes in interest and exchange rates, commodity prices and other economic conditions; negotiations with customers relating to renewal of contracts and future volumes and prices; events affecting international security, including global health issues and terrorism; changes in regulatory environment; and the outcome of litigation. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Pages 2 to 56 inclusive consist of a directors' report and directors' remuneration report that have been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

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BBA Aviation

BBA Aviation plc

Registered Office
20 Balderton Street
London, W1K 6TL
Telephone. +44 (0)20 7514 3999
Facsimilie. +44 (0)20 7408 2318

Registered in England
Company number: 53688
www.bbaaviation.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc (the "Company"), please hand this document and the accompanying form of proxy to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA Aviation

Notice of Annual General Meeting

26 March 2008

Dear Shareholder,

Chairman's Explanatory Letter and Notice of Annual General Meeting

I am writing to inform you that the annual general meeting of the Company will be held at 11.30am on Wednesday 30 April 2008 at No. 4 Hamilton Place, London W1J 7BQ. The notice of annual general meeting is set out on pages 4, 5 and 6 of this document. The ordinary business of the meeting includes the consideration and approval of the 2007 Report and Accounts, the declaration of a dividend and the reappointment of the auditors and approval of their fees. In accordance with the Company's Articles of Association and the Combined Code, all directors are required to submit themselves for re-election at regular intervals and directors appointed since the last AGM are required to stand for election at this AGM. Further details are contained in the Directors' Corporate Governance Report on page 42 of the 2007 Report and Accounts. Directors' biographical details are set out on page 39 of the 2007 Report and Accounts. I would also like to explain a number of special matters to be dealt with.

1. Resolution 10 - Authority to allot shares

In accordance with current investor protection guidelines, resolution 10 seeks to renew the directors' authority to issue relevant securities up to an aggregate nominal amount not exceeding £40,877,018 representing 137,346,802 ordinary shares, being approximately 33 per cent of the issued ordinary share capital of the Company as at 26 March 2008, until the next annual general meeting or 30 June 2009, whichever is the earlier. As at the date of this letter, there are no ordinary shares held in treasury.

2. Resolution 11 - Disapplication of pre-emption rights

Resolution 11 seeks to renew the directors' authority to allot shares for cash or as a sale of treasury shares without first offering them to existing shareholders on a pro-rata basis until the next annual general meeting or 30 June 2009, whichever is the earlier. The resolution accommodates the possibility that shares bought back by the Company may be held in treasury, as further explained in paragraph 3 below 'Authority to purchase own shares', and re-issued at a future date. The authority sought is limited to the issue of ordinary shares or sale of treasury shares up to a maximum nominal value of £6,137,690 representing 5 per cent of the Company's issued ordinary share capital as at 26 March 2008.

There are no current plans to exercise the above authorities in resolutions 10 and 11 other than in respect of shares which may be issued pursuant to share incentive schemes.

3. Resolution 12 - Authority to purchase own shares

Resolution 12 deals with the directors' recommendation that the shareholders authorise the Company to make market purchases of up to 14.99 per cent of the existing issued ordinary share capital at prices of no less than $29^{16}/_{21}$p and not more than 5 per cent above the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days before purchase.

Having the authority to buy back some of its shares provides the Company with flexibility in managing its capital base. The Company seeks to renew the current authority, which will expire at the conclusion of this year's annual general meeting unless renewed. Accordingly, a special resolution will be proposed to the forthcoming annual general meeting. The directors intend to keep under review the potential to buy back ordinary shares, taking into account other investment and funding opportunities. The directors will only make purchases of the Company's own shares if it will result in an increase in the earnings per share and when it is considered in the best interests of the shareholders generally.

The shares purchased as a result of resolution 12 may be cancelled or held in treasury pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'). The Regulations allow companies to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required. If the Company were to purchase any of its own shares pursuant to resolution 12, it would consider holding them as treasury stock, pursuant to the authorisations conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The total number of options to subscribe for ordinary shares outstanding at 13 March 2008 (being the latest practicable date prior to the publication of this document) was 9,872,828. This represents 2.39 per cent of the issued ordinary share capital at that date. If the Company was to buy back the maximum number of ordinary shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for shares outstanding at 13 March 2008 would represent 2.32 per cent of the reduced issued ordinary share capital.

4. **Resolution 13 - Approval of Directors' Remuneration Report**

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002, resolution number 13 is an ordinary resolution which asks the shareholders to approve the Directors' Remuneration Report as set out on pages 48 to 56 of the 2007 Report and Accounts. As mentioned in such report, this is an advisory vote.

5. **Resolutions 14 and 15 - Simplification of Share Capital and New Articles of Association**

It is proposed in resolution 15 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") primarily to take account of changes in English company law brought about by the Companies Act 2006.

In connection with the adoption of new articles of association, it is proposed in resolution 14 that the authorised share capital of the Company be simplified now that all the 6.75 per cent Cumulative Redeemable Convertible Preference Shares (the "Convertible Preference Shares") that had been issued in the past have been redeemed. It is proposed that the authorised but unissued share capital of the Company representing the Convertible Preference Shares be cancelled.

The principal changes introduced in the New Articles are summarised in the Appendix to this letter. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 have not been noted in the Appendix. A copy of the New Articles and of the current Articles marked to show proposed changes are available for inspection, as noted in the notes to the notice of meeting at the end of this document.

6. **Action to be taken**

Shareholders will find enclosed with this letter a form of proxy for use in relation to the annual general meeting. Forms of proxy should be completed and returned in accordance with the instructions printed on the forms so that they arrive at the Company's Registrars, Capita Registrars, as soon as possible and in any event not later than 48 hours before the meeting. Completion and return of a form of proxy will not prevent shareholders from attending and voting at the annual general meeting. Alternatively, you may appoint a proxy or proxies and record your vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service; full details of how to do so are set out in the notes to the notice of meeting at the end of this document.

7. **Recommendation**

Your directors believe that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour as the directors intend to do in respect of their own beneficial holdings.

Yours sincerely,

Michael Harper
Chairman

APPENDIX
EXPLANATORY NOTES OF PROPOSED PRINCIPAL CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION

1. Articles which duplicate statutory provisions

Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Examples of such provisions include provisions as to the requirement to keep accounting records and minutes and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Convening extraordinary and annual general meetings

The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular an extraordinary general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

3. Votes of members

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The New Articles give the directors discretion, when calculating the time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

4. Age of directors on appointment

The Current Articles contain a provision limiting the age at which a director can be appointed. Such provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles.

5. Conflicts of interest

The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers to authorise conflicts are operated effectively and that the procedures have been followed.

6. Notice of board meetings

Under the Current Articles, when a director is abroad he can request that notice of directors' meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad.

7. Records to be kept

The provision in the Current Articles requiring the Board to keep accounting records and minute books has been removed as this requirement is contained in the Companies Act 2006.

8. Distribution of assets otherwise than in cash

The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles.

9. General

Generally the opportunity has been taken to bring clearer language into the New Articles and to remove any historic provisions in the Current Articles which are no longer relevant, such as the sections relating to the 6.75 per cent Cumulative Redeemable Convertible Preference Shares, which are no longer in issue.

Notice of Meeting

Notice is hereby given that the annual general meeting of the Company will be held at 11.30am on Wednesday 30 April 2008 at No. 4 Hamilton Place, London W1J 7BQ to transact the following business:

1. To receive and adopt the audited financial statements of the Company for the year ended 31 December 2007 together with the reports of the directors and auditors thereon
2. To declare a final dividend of 5.35p per share on the ordinary shares of the Company
3. To elect as a director Simon Pryce
4. To re-elect as a director Mark Harper
5. To re-elect as a director Nick Land
6. To re-elect as a director Andrew Wood
7. To re-elect as a director John Roques
8. To re-appoint Deloitte & Touche LLP as auditors
9. To authorise the directors to fix the auditors' remuneration

To consider, and if thought fit, pass resolutions 10,13 and 14 as ordinary resolutions and resolutions 11, 12 and 15 as special resolutions:

10. That the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2009, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,877,018 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.
11. That, subject to the passing of resolution 10, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2009, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to resolution 10 or as a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:
    (a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and
    (b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,137,690. The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.
12. That the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29\frac{16}{21}$p each in the capital of the Company ("ordinary shares") provided that:
    (a) the maximum aggregate number of ordinary shares authorised to be purchased is 61,826,684 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);
    (b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29\frac{16}{21}$p;
    (c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;
    (d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2009, unless such authority is renewed, varied or revoked prior to such time;
    (e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and
    (f) all ordinary shares purchased pursuant to the said authority shall either:
        (i) be cancelled immediately upon completion of the purchase; or
        (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.
13. That the Directors' Remuneration Report as set out on pages 48 to 56 of the 2007 Report and Accounts be approved.
14. That the authorised share capital representing the 95,000,000 6.75 per cent Cumulative Redeemable Convertible Preference Shares of the Company which have not been issued or agreed to be issued to any person be and are hereby cancelled and that accordingly the authorised share capital of the Company be diminished by £95,000,000.
15. That the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board
Andrew Wood
Group Finance Director
26 March 2008

Registered Office: 20 Balderton Street, London W1K 6TL
Registered in England Company number: 53688

4

Notes

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a member of the Company. Forms of proxy, if used, must be lodged at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.30am on 28 April 2008. Alternatively, you may record your proxy vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service. The return of a completed proxy form or any CREST Proxy Instruction (as described in paragraph 2 below) will not prevent a shareholder attending the annual general meeting and voting in person if he/she wishes to do so.

2. If you would like to submit your form of proxy using the web-based voting facility go to www.capitaregistrars.com and choose the shareholders page. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CREST Co's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST Co does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only ordinary shareholders and their proxies are entitled to attend and vote at the annual general meeting.

4. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

5. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the annual general meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

   Nominated Persons should contact the shareholder by whom they were nominated if they have any questions in respect of these arrangements.

6. The statement of the rights of ordinary shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by ordinary shareholders of the Company.

7. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 28 April 2008 or, in the event the annual general meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 28 April 2008, or in the event that the annual general meeting is adjourned less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the annual general meeting.

8. The following documents will be available for inspection at BBA Aviation plc's registered office at 20 Balderton Street, London W1K 6TL from 26 March 2008 until the time of the AGM and at No. 4 Hamilton Place, London W1J 7BQ from 15 minutes before the AGM until it ends:

- Copies of the executive directors' service contracts and of the letter relating to Simon Pryce's award of shares on 18 June 2007
- Copies of letters of appointment of the non-executive directors
- A copy of the proposed new articles of association of the Company
- A copy of the existing articles of association marked to show the changes being proposed in resolution 15.

9. As at 13 March 2008 (being the latest practicable date prior to the publication of this document) the Company's issued share capital consists of 412,452,859 ordinary shares with one vote each and 199,332 5 per cent Cumulative Preference Shares, with no right to vote at the above meeting. No shares are held by the Company in treasury. The total number of voting rights in the Company is 412,452,859.

ATTENDANCE CARD

BBA AVIATION PLC - ANNUAL GENERAL MEETING

You may submit your proxy electronically using the share portal service at www.capitaregistrars.com/shareholders.

If not already registered for the share portal, you will need your Investor Code below.

AGM to be held at 11.30am on Wednesday 30 April 2008 at No. 4 Hamilton Place, London W1J 7BQ

If you wish to attend this meeting in your capacity as a holder of Ordinary Shares, please sign this card and on arrival hand it in.

Signature of person attending

Barcode:

Investor Code:

Registered office: 20 Balderton Street, London Wl K 6TL Registered in England. Company number. 53688.

Notes

1 To appoint as a proxy a person other than the Chairman of the meeting insert their full name and address in the space provided. The alteration must be initialled. A proxy need not be a member of the Company.

2 A duly appointed proxy may attend the meeting, speak, vote on a show of hands and vote on a poll. To appoint more than one proxy, complete a photocopy of this proxy form or obtain additional forms from Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA Telephone: 0871 664 0300 (calls cost 10p per minute plus network charges) Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.

3 Enter in the box provided the number of shares in relation to which your proxy is authorised or leave box blank to authorise your proxy to act in relation to your full voting entitlement.

4 In the case of a corporation, the proxy must be executed under its seal or under the hand of its duly authorised representatives or attorney.

5 In the case of joint holders, the vote of the senior who tenders the vote whether in person or by proxy will be accepted to the exclusion of all other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members.

6 The form of proxy below (together with any power of attorney or other authority under which it is signed) must arrive not later than11.30am on 28 April 2008 at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. You may also deliver by hand to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours.

7 The form of proxy is for use in respect of the shareholder account specified above only and should not be amended or submitted in respect of a different account.

8 Completion and return of the form of proxy will not preclude ordinary shareholders attending and voting at the meeting should they subsequently wish to do so.

9 Shares held in uncertified form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual and shareholders should refer to note 2 in the Notice of AGM.

FORM OF PROXY for use of ordinary shareholders
BBA AVIATION PLC - ANNUAL GENERAL MEETING

Bar Code:

Investor Code:

Event Code:

I/We being a member of BBA Aviation plc entitled to attend and vote at the AGM hereby appoint the Chairman of the meeting or (see note 1)

(see note 3)

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Annual General Meeting of the Company to be held on 30 April 2008 and at any adjournment thereof. If you want your proxy to vote in a certain way on the resolutions specified, please place a mark in the relevant boxes. If you select 'discretionary' or fail to select any of the given options, your proxy can vote as he or she chooses or can decide not to vote at all. The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution. However it should be noted that a vote withheld in this way is not a 'vote' in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

☐ Please tick here if this proxy is one of multiple appointments being made (see note 2)

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

RESOLUTIONS	For	Against	Vote Withheld	Discretionary
1 To receive and adopt the 2007 Report and Accounts				
2 To declare a final dividend				
3 To elect Simon Pryce as a director				
4 To re-elect Mark Harper as a director				
5 To re-elect Nick Land as a director				
6 To re-elect Andrew Wood as a director				
7 To re-elect John Roques as a director				
8 To re-appoint Deloitte & Touche LLP as auditors				

RESOLUTIONS

Please mark 'X' to indicate how you wish to vote

RESOLUTIONS	For	Against	Vote Withheld	Discretionary
9 To authorise the directors to fix the auditors' remuneration				
10 To grant the directors authority to allot relevant securities				
11 To approve the disapplication of pre-emption rights				
12 To authorise the Company to make market purchases of ordinary shares				
13 To approve the Directors' Remuneration Report				
14 To approve simplification of share capital				
15 To approve new Articles of Association				

You may submit your proxy electronically at www.capitaregistrars.com

Signature

Date

Business Reply
Licence Number
MB 122

1

Capita Registrars
Proxies Department
PO Box 25
Beckenham
Kent
BR3 4BR

RECEIVED

2008 MAY -7 P 1:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Articles of Association
of
BBA Aviation plc

(Articles adopted on 30 April 2008)

Articles of Association

Contents

Articles of Association

Preliminary

Exclusion of Table A

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under statute, concerning companies shall apply as the regulations or articles of the Company.

Interpretation Article

2. In these Articles, if not inconsistent with the context, the following words in the first column of the table next hereinafter contained shall have the following meanings:-

Words	*Meanings*
"Address"	includes any number or address used for the purposes of sending or receiving documents or information by electronic means.
"these Articles"	these Articles of Association, as altered from time to time.
"Auditors"	the auditors from time to time of the Company or, in the case of joint auditors, any one of them.
"Board"	the board of Directors from time to time of the Company or the Directors present at a meeting of the Directors at which a quorum is present.
"Certificated Share"	a share which is not an Uncertificated Share.
"Chairman"	the chairman of the Company from time to time.
"Directors"	the directors of the Company from time to time, and "Director" means any one of them.
"Entitled by Transmission"	entitled to a Certificated Share in consequence of the death or bankruptcy of a Member or of any other event giving rise to its transmission by operation of law which has been noted in the register.
"Listing Rules"	the rules which are made from time to time by the relevant competent authority for the purpose of the regulation of the official listing of the Company's securities.
"London Stock Exchange"	the London Stock Exchange plc.
"Member"	a member of the Company.
"Month"	calendar month.
"Office"	the registered office of the Company from time to time.
"Official List"	the meaning given to such term in the Financial Services and Markets Act 2000.
"Operator"	operator of a relevant system as defined in the Uncertificated Securities Regulations.
"Participating Class"	a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system.
"Register"	the register of Members of the Company.
"Seal"	the common seal of the Company and, as appropriate, any official seal kept by the Company by virtue of the Statutes.
"Secretary"	the secretary of the Company from time to time appointed by the Directors pursuant to these Articles.
"Statutes"	the Companies Act 1985 and the Companies Act 2006, including every statutory modification or re-enactment thereof, for the time being in force and every other statute or statutory instrument for the time being in force concerning companies and affecting the Company.
"Subsidiary"	a subsidiary within the meaning contained in Section 736 of the Companies Act 1985 or, as the case may be, Section 1159 of the Companies Act 2006.
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations.
"Uncertificated Share"	a share of a class which is at the relevant time a Participating Class title to which is recorded on the Register as being held in uncertificated form.
"United Kingdom"	Great Britain and Northern Ireland.
"UK Listing Authority"	the meaning given to such term in the Financial Services and Markets Act 2000.
"Writing"	written or produced by any substitute for writing or partly one and partly another including by electronic means where specifically provided in a particular Article or where permitted by the Board in its absolute discretion.

Words importing the masculine gender shall include the feminine gender and vice versa.

Words importing the singular number shall include the plural number and vice versa.

References to any statute or statutory provision or subordinate legislation shall be construed as relating to any modification or re-enactment thereof for the time being in force.

Words or expressions which are not defined in these Articles but which are defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

References to a document being signed or to signature include reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified by the Statutes.

Share Capital

Capital

3.1 The authorised share capital of the Company at the date of adoption of these Articles is £150,250,000 divided into 250,000 5 per cent. Cumulative Preference Shares of £1 each and 504,000,000 Ordinary Shares of 29 16/21 pence each.

3.2 The said Cumulative Preference Shares shall confer on the holders thereof the right to receive in priority to all other shares in the capital of the Company out of the profits of the Company which it shall be resolved to distribute a cumulative preferential dividend at the rate of 3.5 per cent. per annum on the capital for the time being paid up thereon.[2]

3.3 The said preferential dividend on the 5 per cent. Cumulative Preference Shares shall, for the purposes of Article 121, be deemed to be payable half yearly on 1 February and 1 August in every year. Subject thereto and to any special rights which may be attached to any other class of shares, the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares.

3.4 On a return of assets on a winding-up the assets of the Company available for distribution among the Members shall (subject to any provision made under Section 719 of the Companies Act 1985) be applied first in repaying to the holders of the 5 per cent. Cumulative Preference Shares the amounts paid up on such shares together with a premium of $12^{1/2}$ p per share and also a sum equal to any arrears or deficiency of the fixed dividend thereon, to be calculated down to the date of the return of capital and to be payable irrespective of whether or not such dividend has been declared or earned. The balance of such assets, subject to any special rights which may be attached to any other class of shares, shall be applied in repaying to the holders of the Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

Rights attached to new shares

4. Without prejudice to any special rights, privileges or restrictions previously conferred on the holders of any existing shares or class of shares (which special rights or privileges or restrictions shall not be affected, modified, abrogated or varied except in accordance with Article 46), any shares in the Company may be issued with or have attached thereto such rights, including such preferred, deferred or other special rights or privileges or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine.

Provisions relating to Shares

5.1 Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares any shares may be issued on terms that they are or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as these Articles or the rights attaching to those shares may from time to time provide.

5.2 Subject to the provisions of the Statutes, the Company may purchase its own shares (including any redeemable shares).

5.3 Notwithstanding anything to the contrary contained in these Articles, but subject to any rights specifically attached to any class of shares from time to time, the rights attached to any class of shares shall be deemed not be varied or abrogated by anything done by the Company pursuant to this Article 5.

Control of Directors over Shares

6. Subject to the provisions of these Articles and of the Statutes, any unissued shares shall be under the control of the Directors, who may allot and dispose of or grant options over the same to such persons, at such time and on such terms and in such manner as they think fit.

Underwriting commission and brokerages

7. The Company (or the Directors on behalf of the Company) may exercise the powers of paying commissions conferred by the Statutes (whether in the form of shares or otherwise). The Company (or the Directors on behalf of the Company) may also on any issue of shares pay such brokerage as may be lawful.

[2] The right of the holders of the 5 per cent. Cumulative Shares to receive a cumulative preferential dividend at the rate of 5 per cent. per annum was modified as from 6 April 1973 by the operation of paragraph 18 of Schedule 23 of the Finance Act.1972 (as modified by the Finance Act 1976) in consequence whereof such dividend is payable at the rate of 3.5 per cent. per annum after taking into account advance corporation tax at the rate of 3/7ths (being the rate in force on 6 April 1973).

Trusts not recognised

8. Except as ordered by a court or as required by law, the Company shall be entitled to treat the person whose name appears upon the Register in respect of any share as the absolute owner of that share, and shall not (save as aforesaid) be under any obligation to recognise any trust or equity or equitable claim to or partial interest in such share, whether or not it shall have express or other notice thereof.

Share Certificates

Certificates

9.1 Every Member whose name is entered in the register as a holder of any Certificated Shares (except a person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to one certificate for all the shares registered in his name or, in the case of shares of more than one class being registered in his name, to a separate certificate for each class of such shares so registered. Every certificate shall specify the number and class of shares in respect of which it is issued and the distinctive numbers, if any, of such shares and the amounts paid up thereon respectively. Every such certificate shall be delivered to the Member within two months after the allotment or, as the case may be, the lodging with the Company of the transfer, of the shares comprised therein. Every certificate for shares, debenture stock or other form of security (other than letters of allotment or scrip certificates) shall be issued under the Seal or in such other manner as the Directors having regard to the terms of issue and the requirements of the Financial Services Authority and the London Stock Exchange may by resolution authorise (including bearing an imprint or representation of the Seal) and (subject as hereinafter provided) shall bear the autographic signatures of one or more of the Directors and the Secretary provided that the Directors may by resolution determine that such signatures or any of them may be affixed thereto by some mechanical means or may be printed thereon by any means whatsoever or that the certificate need not bear a signature in any form whatsoever.

9.2 Where some only of the shares comprised in a share certificate are transferred, the old certificate shall be cancelled and a new certificate for the balance of the shares issued in lieu without charge.

Additional certificates

10. Subject as provided in Article 11, if any Member shall require additional certificates he shall pay for each additional certificate such reasonable out of pocket expenses as the Directors shall determine.

Renewal of certificates

11. If any certificate is defaced, worn out, lost, or destroyed, a new certificate may be issued without charge (other than exceptional out-of-pocket expenses) and the person requiring the new certificate shall surrender the defaced or worn-out certificate, or give such evidence of the loss or destruction of the certificate and such indemnity to the Company as the Directors shall determine.

Uncertificated Shares

12.1 Pursuant to the Uncertificated Securities Regulations, the Board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a Participating Class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a Participating Class. The Board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are Uncertificated Shares shall not be treated as forming a class which is separate from Certificated Shares with the same rights.

12.2 In relation to a class of shares which is a Participating Class and for so long as it remains a Participating Class, subject to Article 33 no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

12.2.1 the holding of shares of that class in uncertificated form;

12.2.2 the transfer of title to shares of that class by means of a relevant system;

12.2.3 any provision of the Uncertificated Securities Regulations; and,

subject to Article 33, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

12.3 Shares of a class which is at the relevant time a Participating Class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

Joint Holders of Shares

Joint Holders

13. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following:-

13.1 The Company shall not be bound to register more than four persons as the holders of any share.

13.2 The joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.3 On the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such share; but the estate of a deceased joint holder shall not be released from any liability in respect of any share which had been jointly held by him.

13.4 Any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders.

13.5 Only the person whose name stands first in the Register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share, or to receive notices from the Company, and any notice given to such person shall be deemed notice to all the joint holders.

13.6 Any one of the joint holders of any share for the time being conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were the sole holder, provided that if more than one of such joint holders be present at any meeting, either personally or by proxy, the person whose name stands first in the register as one of such holders, and no other, shall be entitled to vote in respect of the share.

13.7 In relation to documents or information to be sent or supplied to joint holders of a share, anything to be agreed or specified by the holder shall only be required to be agreed or specified by the person whose name appears first in the Register as one of the joint holders of that share, in which case it shall be deemed to have been agreed or specified by all the joint holders of that share for all such purposes.

Calls on Shares

Calls, how made

14. The Directors may from time to time make calls upon the Members in respect of all moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at any fixed time; and each Member shall, subject to receiving fourteen days' notice at least, specifying the time and place for payment, pay the amount called on his shares to the persons and at the times and places appointed by the Directors.

When call deemed to be made

15. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed and may be payable by instalments or postponed or revoked either wholly or in part as the Directors may determine.

Differences in amounts paid on shares

16. On the issue of shares the Directors may differentiate between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

Interest on calls in arrear

17. If a call payable in respect of any share or any instalment of a call is not paid before or on the day appointed for payment thereof, the holder for the time being of such share shall be liable to pay interest on the same at such rate, not exceeding 20 per cent. per annum, as the Directors determine from the day appointed for the payment of such call or instalment to the time of actual payment; but the Directors may, if they shall think fit, waive the payment of such interest or any part thereof. No dividend or other payment or distribution in respect of any such share shall be paid or distributed and no other rights which would otherwise normally be exercisable in accordance with these Articles may be exercised by a holder of any such share so long as any such sum or any interest or expenses payable in accordance with this Article in relation thereto remains due.

Instalments to be treated as calls

18. If by the conditions of allotment of any shares, or otherwise, any amount is made payable at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made by the Directors, of which due notice had been given; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable.

Payment in advance of calls

19. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him; and upon all or any of the moneys so paid in advance the Directors may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding, without the sanction of the Company in general meeting, 6 per cent. per annum) as may be agreed upon between the Member paying the moneys in advance and the Directors. Any such payment in advance shall not entitle the Member concerned to participate in respect of the amount of such payment in any dividend declared or paid on such shares.

Forfeiture of Shares and Lien

Notice requiring payment of call or instalment

20. If any Member fails to pay any call or instalment of a call on the day appointed for payment thereof the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring him to pay so much of the call or instalment as is unpaid, together with interest accrued and any expenses incurred by reason of such non payment.

What the notice is to state

21. The notice shall name a further day (not being earlier than the expiration of fourteen days from the date of the notice) on or before which such call or instalment and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made. The notice shall also state that in the event of non-payment at or before the time and at the place appointed the shares in respect of which such call or instalment is payable will be liable to forfeiture.

Forfeiture if notice not complied with

22. If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may, at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends declared and other moneys payable in respect of the shares so forfeited but not actually paid before such forfeiture. The Directors may accept surrender of any share liable to be forfeited hereunder.

Forfeited shares the property of the Company

23. When any share has been forfeited notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice. Subject to the provisions of the Statutes, any share so forfeited shall be deemed to be the property of the Company, no voting rights shall be exercised in respect thereof and the Directors may within three years of such forfeiture sell, re-allot or otherwise dispose of the same in such manner as they think fit either to the person who was before the forfeiture the holder thereof, or to any other person, and either with or without any past or accruing dividends, and, in the case of re-allotment, with or without any money paid thereon by the former holder being credited as paid up thereon. Any share not disposed of in accordance with the foregoing within a period of three

years from the date of its forfeiture shall thereupon be cancelled in accordance with the provisions of the Statutes.

Liability to pay calls after forfeiture

24. Any person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of the forfeiture were presently payable by him to the Company in respect of the shares, together with interest thereon at such rate, not exceeding 20 per cent. per annum or such lower rate as the Directors shall appoint, down to the date of payment, but his liability shall cease if and when the Company receives payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, remit the payment of such money and/or the interest or any part thereof.

Statutory declaration of forfeiture

25. A statutory declaration in Writing that the declarant is a Director of the Company or the Secretary and that a share has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof shall constitute a good title to the share, and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder thereof, and his title to the share shall not be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment or disposal of such share. The Directors may authorise some person to transfer a forfeited share to any other person as aforesaid.

Lien on partly paid shares

26. The Company shall have a first and paramount lien upon all the shares, other than fully paid-up shares, registered in the name of each Member (whether solely or jointly with other persons) for any amount payable in respect of such shares, whether presently payable or not, and such lien shall apply to all dividends from time to time declared or other moneys payable in respect of such shares. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien, if any, on such share.

Sale for lien

27. For the purpose of enforcing such lien the Directors may sell the shares subject thereto, in such manner as they think fit, but no such sale shall be made until all or any part of the sum outstanding on the shares shall have become payable and until notice in Writing stating, and demanding payment of, the sum payable and giving notice of the intention to sell in default of such payment shall have been served on such Member and default shall have been made by him in the payment of the sum payable for fourteen days after such notice.

Proceeds how applied

28. The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Member or as he shall in Writing direct or the person (if any) Entitled by Transmission to the shares immediately before the sale.

What necessary to give title to purchaser

29. An entry in the Directors' minute book of the forfeiture of any shares, or that any shares have been sold to satisfy a lien of the Company, shall be sufficient evidence, as against all persons claiming to be entitled to such shares, that the said shares were properly forfeited or sold; and such entry, the receipt of the Company for the price of such shares, and the appropriate share certificate, shall constitute a good title to such shares, and the name of the purchaser or other person entitled shall be entered in the register as a Member, and he shall be entitled to a certificate of title to the shares and shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture or sale. For giving effect to any such sale, the Directors may authorise some person to transfer any such shares sold to the purchaser thereof. The remedy (if any) of the former holder of such shares, and of any person claiming under or through him, shall be against the Company and in damages only.

Transfer and Transmission of Shares

Form of instrument of transfer etc.

30. All transfers of Certificated Shares shall be in Writing in the usual common form or in any other form permitted by the Statutes or approved by the Directors. The instrument of transfer of a Certificated Share shall be signed by or on behalf of the transferor and, if the shares transferred are not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such shares until the name of the transferee is entered in the register in respect thereof.

Uncertified Shares

31.1 Uncertificated Shares may be transferred by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles except where expressly stated otherwise shall apply in respect of an Uncertificated Share to the extent that it requires or contemplates the effecting of a transfer by an instrument in Writing or the production of a certificate for the share to be transferred.

31.2 The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption, in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

Renunciation of Allotments

32. The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder thereof recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit.

Power to refuse registration of transfers of shares

33. The Directors may refuse to register any transfer of shares of any class (not being fully paid shares), and may also decline to register any transfer of shares of any class on which the Company has a lien. Registration of a transfer of an Uncertificated Share may be refused in the circumstances set out in the Uncertificated Securities Regulations.

34. The Directors may also refuse to recognise any instrument of transfer of a share, unless:-

34.1 the instrument of transfer, duly stamped, is deposited at the Office or such other place as the Directors may appoint, accompanied (save in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the shares to which it relates if it has been issued, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

34.2 the instrument of transfer is in respect of only one class of share; and

34.3 it is in respect of not more than four transferees.

Register may be closed

35. Subject to compliance with the Statutes the Register may be closed at such times and for such periods as the Directors may in their absolute discretion from time to time determine, provided that it shall not be closed for more than thirty days in any year.

No fee for registration

36. No fee shall be charged in respect of the registration of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares.

Transfer instruments to be retained by the Company

37.1 All instruments of transfer which shall be registered shall, subject to Article 37.2, be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the persons depositing the same.

37.2 The Company shall be entitled to destroy the following documents at the following times:-

37.2.1 Registered instruments of transfer or Operator instruction for the transfer of shares: at any time after the expiration of six years from the date of registration thereof.

37.2.2 Allotment letters: at any time after the expiration of six years from the date of issue thereof.

37.2.3 Dividend mandates, powers of attorney, grants of probate and letters of administration: at any time after the account to which the relevant mandate, power of attorney, grant of probate or letters of administration related has been closed.

37.2.4 Notifications of change of address: at any time after the expiration of two years from the date of recording thereof.

37.2.5 Cancelled share certificates: at any time after the expiration of one year from the date of the cancellation thereof.

37.3 It shall conclusively be presumed in favour of the Company:-

37.3.1 that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made; and

37.3.2 that every such document so destroyed was valid and effective and had been duly and properly registered, cancelled, or recorded, as the case may be, in the books or records of the Company.

37.4 The provisions in Articles 37.2 and 37.3 above shall apply to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant.

37.5 Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances, which would not attach to the Company in the absence of this Article.

37.6 References in this Article to the destruction of any document include the disposal thereof in any manner.

Persons recognised on death of shareholder

38. On the death of any Member (not being one of two or more joint holders of a share) the legal personal representatives of such deceased Member shall be the only persons recognised by the Company as having any title to the share or shares registered in his name but nothing contained in these Articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Transmission

39. Any person becoming Entitled by Transmission to a Certificated Share or Shares may, upon such evidence being produced as may from time to time be required by the Directors, elect either to be registered as a Member in respect of such share or shares, or to make such transfer of the share or shares as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself he shall give to the Company a notice in Writing signed by him to that effect. The Directors shall in either case have the same right to refuse or suspend registration as they would have had if the death or bankruptcy of the Member or of any other event giving rise to its transmission by operation of law had not occurred and the notice of election or transfer were a transfer executed by that Member.

Limitation of rights before registration

40. Any person becoming Entitled by Transmission to a Certificated Share shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Certificated Share, except that he shall not, unless and until he is registered as a Member in respect of the Certificated Share or unless the Directors otherwise determine, be entitled in respect of it to receive notice of, or to exercise any right conferred by membership in relation to, meetings of the Company: Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer such Certificated Share to some other person, and if such notice is not complied with within ninety days after service the Directors may thereafter withhold payment of all

dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

Untraced Shareholders

41.1 The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is Entitled by Transmission if and provided that:-

41.1.1 the shares have been in issue, either in certificated or uncertificated form, for a period of twelve years and no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Member or to the person Entitled by Transmission to the share or stock at his address on the Register or other last known address given by the Member or the person Entitled by Transmission to which cheques and warrants are to be sent has been cashed or been satisfied by the transfer of fund to a bank account designated by the holder and no communication has been received by the Company from the Member or the person Entitled by Transmission provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed; and

41.1.2 the Company has at the expiration of the said period of twelve years by advertisement in one national daily newspaper and one newspaper circulating in the area in which the last known address of the Member, or the address at which service of notices may be effected pursuant to the provisions of these Articles, is situated, given notice of its intention to sell such share or stock; and

41.1.3 the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member or person Entitled by Transmission.

41.2 To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered holder of, or person Entitled by Transmission to, such share or stock. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The Company shall account to the Member or other person entitled to such share or stock for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company (if any)) as the Directors may from time to time think fit. The Company shall not be required to pay interest on the said moneys or to account for any amounts earned thereon.

Alteration of Share Capital

Capital, how increased

42. The Company may from time to time by ordinary resolution increase its capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

New capital is to be considered part of original unless otherwise provided

43. Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue, be considered as part of the original capital, and shall be subject to the same provisions with reference to the payment of calls and the forfeiture of shares on non-payment of calls, transfer and transmission of shares, lien or otherwise, as if it had been part of the original capital.

Alteration of capital

44.1 The Company may by ordinary resolution:-

44.1.1 sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company: Provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

44.1.2 determine that, as between the Shares resulting from such a sub-division, any of them may have any preference or advantage compared with the others;

44.1.3 consolidate, or consolidate and divide its capital or any part thereof into shares of larger amount than its existing shares; and

44.1.4 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its capital by the amount of the shares so cancelled.

44.2 The Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve in any way in any manner authorised by law.

Fractions of shares

45.1 Anything done in pursuance of Article 44 shall be done in the manner therein provided and subject to any conditions imposed by the Statutes so far as they shall be applicable and, so far as they shall not be applicable, in accordance with the terms of the resolution authorising the same and be otherwise in such manner as the Directors deem most expedient, with power for the Directors on any consolidation of shares to deal with fractions of shares in any manner they think fit. In particular, whenever on any consolidation Members shall be entitled to any fractions of shares the Directors may sell all or any of such fractions and shall distribute the net proceeds thereof amongst the Members entitled to such fractions in due proportions. In giving effect to any such sales, the Directors may authorise some person to transfer the shares sold to the purchaser thereof and the purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the transfer.

45.2 Subject to the Statutes, when the Directors consolidate or sub-divide shares, they may treat Certificated and Uncertificated Shares which a Member holds as separate shareholdings.

Modification of Rights

Rights of various classes may be altered

46.1 If at any time the capital is divided into different classes of shares, the rights attached to any class or any of such rights (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the Statutes, whether or not the Company is being wound up, modified, abrogated or varied in such manner (if any) as may be provided by those rights, or with the consent in Writing of the holders of three fourths of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise.

46.2 To every such separate general meeting the provisions of these Articles relating to general meetings shall, *mutatis mutandis,* apply, but so that:-

46.2.1 at every such separate general meeting the quorum shall be two persons entitled to vote at least holding or representing by proxy one third of the issued shares of the class (excluding any shares of that class held as treasury shares). Provided that if at any adjourned meeting of the holders of any class a quorum as defined is not present those holders who are present in person or by proxy and entitled to vote shall form a quorum;

46.2.2 any holder of shares of the class in question present in person or by proxy may demand a poll; and

46.2.3 the holders of the shares of the class in question shall, on a poll, have one vote in respect of every share of the class held by them respectively.

46.3 This Article shall apply to the modification, variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be modified, varied or abrogated.

46.4 For the avoidance of doubt, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any separate meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation or modification of the rights attached to shares of that class.

Creation or issue of further shares of special class

47. The rights attached to any class of shares shall not (unless otherwise provided by the terms of issue of the shares of that class or by the terms upon which such shares are for the time being held) be deemed to be modified or varied by the creation or issue of further shares ranking in some or all respects *pari passu* therewith but in no respect in priority thereto.

General Meetings

48. The Directors may from time to time make such arrangements as they shall in their absolute discretion consider to be appropriate for the purpose of controlling or regulating attendance at any general meeting, and the entitlement of any Member or proxy to attend any general meeting shall be subject to any such arrangements as aforesaid which may from time to time have been notified to Members. In any case where such arrangements apply or are to apply, the Directors may specify that the meeting shall be held at the place at which the Chairman of the meeting will preside ("the Principal Venue") and may make arrangements for simultaneous attendance and participation by Members and their proxies at another venue or venues in such manner as the Directors may determine, provided always that all persons attending at each such venue (including the Principal Venue) shall be able to see and hear and be seen and heard by the persons attending at all other such venues. Such arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (whether by selection, the issue of admission cards or otherwise) provided that they shall operate so that all Members and their proxies wishing to attend the relevant meeting are able to attend at one or other of such venues. For the purposes of all other provisions of these Articles, any such meeting shall be treated as being held and taking place at the Principal Venue.

Contents of notice

49. The notice shall specify the place, the day and the time of meeting, and, in case of special business, the general nature of the business. The notice shall be given in manner hereinafter mentioned or in such other manner (if any) as may be prescribed by the Company in general meeting to such persons as are under these Articles entitled to receive such notices from the Company. Every notice calling an Annual General Meeting shall specify the meeting as such.

Statement as to proxies in notice

50. In every notice calling a meeting of the Company or of any class of Members of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him, and that a proxy need not be a Member.

Omission to give notice

51. The accidental omission to give notice to any person entitled under these Articles to receive notice of a general meeting, or the non-receipt by any such person of such notice, shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

Business of meeting

52. The ordinary business of an Annual General Meeting shall be to receive and consider the accounts and balance sheets, the reports of the Directors and Auditors, and any other documents required by law to be attached or annexed to the balance sheets, to elect Directors in place of those retiring by rotation or otherwise, to elect Auditors where no special notice of such election is required by the Statutes and fix their remuneration, or determine the method by which it may be fixed, to declare dividends and to confer, vary or renew any authority under the Statutes or any power pursuant to Statutes. All other business transacted at an Annual General Meeting, and all business transacted at any other general meeting, shall be deemed special.

Quorum

53. No business shall be transacted at any general meeting unless a quorum of Members is present; and such quorum shall consist of not less than two Members (entitled to vote) present in person, by representative (in the case of a corporate Member) or by proxy and entitled to vote.

Chairman

54. The Chairman (if any) of the Board or in his absence the deputy chairman (if any) shall preside as Chairman at every general meeting of the Company. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman

who has been in office as a Director longest shall take the chair. If there is no Chairman or deputy chairman, or if at any meeting neither the Chairman nor any deputy chairman is present within fifteen minutes after the time appointed for holding the meeting, or if they are unwilling to act as Chairman, the Members present shall choose one of the Directors present to be Chairman; or if no Director is present and willing to take the chair the Members present shall choose one of their number to be Chairman.

Adjournment for want of quorum

55. If within fifteen minutes from the time appointed for a general meeting or such longer interval as the Chairman may think fit to allow a quorum is not present the meeting, if convened by or on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day and to such time and place (not being less than three nor more than thirty days thereafter) as shall have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than seven nor more than thirty days later) and at such other time or place as the Chairman of the Meeting may determine. In default of such determination it shall be adjourned to the same day in the next week or, if that day is not a business day, the following business day at the same time and place. If at such an adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

Adjournment with consent of meeting/by the Chairman

56.1 The Chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) (or in the circumstances set out in Article 56.2 below), adjourn the meeting from time to time and from place to place; but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more or sine die, seven days' notice of the adjourned meeting shall be given in the like manner as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted thereat.

56.2 The Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either *sine die* or to such other time and place as the Board or the Chairman of the meeting may decide if it appears to him that:-

56.2.1 the number of persons wishing to attend cannot be conveniently accommodated in the place(s) appointed for the meeting; or

56.2.2 the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

56.2.3 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted; or

56.2.4 a proposal of importance is made for the consideration of which a larger attendance of Members is desirable.

Voting

57.1 At any general meeting every question shall be decided by a show of hands unless a poll is (on or before the declaration of the result of the show of hands) directed by the Chairman or demanded by:-

57.1.1 at least three Members present in person or by proxy and entitled to vote; or

57.1.2 one or more Members representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

57.1.3 one or more Members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The demand for a poll may be withdrawn. If a demand for a poll is withdrawn, the result of a show of hands declared before the demand was made shall remain valid.

57.2 A declaration by the Chairman that a resolution has been carried or not carried, or carried or not carried by a particular majority, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the facts, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

Poll

58. If a poll is duly directed or demanded it may be taken immediately or (subject to the provisions of Article 60) at such other time (but not more than thirty days after such direction or demand) and in such manner as the Chairman may appoint (such appointment to be made at the meeting at which the poll is directed or demanded), and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was directed or demanded. No notice need be given of a poll not taken immediately.

Casting Vote

59. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman shall be entitled to a second or casting vote.

When poll taken without adjournment

60. A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

Security Arrangements

61. The Board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a Director or the Secretary or the Chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Entitlement to Attend and Speak

62. Each Director shall be entitled to attend and speak at any general meeting of the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Votes of Members

Votes

63. Subject to any special terms as to voting upon which any shares may for the time being be held and to any other provision of these Articles, upon a show of hands every Member present in person or by representative (in the case of a corporate Member) at a general meeting of the Company shall have one vote and every proxy present who has been duly appointed by a Member shall have one vote, and upon a poll every Member present in person or by representative (in the case of a corporate Member) or by proxy shall have one vote for every share held by him.

    63.1 The 5 per cent. Cumulative Preference Shares shall not entitle the holders (a) to vote upon any resolution (other than a resolution for winding up the Company or reducing its share capital or sanctioning the sale of the undertaking of the Company or a resolution varying or abrogating any of the special rights attached to such shares) unless at the date of the notice convening the meeting at which such resolution is to be proposed the preferential dividend shall have remained unpaid for six Months after any half-yearly day fixed for payment thereof (and so that for this purpose the dividend shall be deemed to be payable half-yearly on the dates and in respect of the periods hereinbefore mentioned), or (b) to receive notice of or to attend at any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holders are entitled to vote.

By committee or curator

64. A Member incapable by reason of mental disorder or otherwise of managing and administering his property and affairs may vote whether on a show of hands or on a poll by his receiver or other person appointed by any Court of competent jurisdiction to act on his behalf and any such person may on a poll vote by proxy provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy not less than forty-eight hours before the time of holding the meeting or adjourned meeting at which such person claims to vote.

Persons whose calls are unpaid not entitled to vote

65. No Member (either personally or by proxy) unless the Board otherwise decides shall be entitled to vote at any general meeting or to exercise any other rights conferred by membership in relation to general meetings unless all calls or other sums presently payable by him in respect of the shares held by him in the Company have been paid.

Disenfranchisement of Members

66.1 For the purposes of this Article, unless the context otherwise requires:-

66.1.1 "disclosure notice" means a notice issued by or on behalf of the Company requiring disclosure of interests in specified shares or of the identity of persons interested in shares pursuant to the Statutes;

66.1.2 "restrictions" means one or more, as the case may be, of the restrictions referred to in paragraph 66.3 of this Article;

66.1.3 "specified shares" means all or, as the case may be, some of the shares specified in a disclosure notice;

66.1.4 a person other than the Member holding a share shall be treated as appearing to be interested in the share if the Member has informed the Company that the person is, or may be, so interested, or if the Directors (after taking account of any information obtained from the Member or, pursuant to a disclosure notice, from any other person) know or have reasonable cause to believe that the person is, or may be, so interested; and

66.1.5 "interested" shall be construed as it is for the purpose of sections 820-824 of the Companies Act 2006.

66.2 Notwithstanding anything in these Articles to the contrary, if:-

66.2.1 a disclosure notice has been served on a Member or any other person appearing to be interested in the specified shares; and

66.2.2 the Company has not received (in accordance with the terms of such disclosure notice) the information required therein in respect of the relevant specified shares not later than fourteen days (subject as provided in Article 66.7 below) after the service of such disclosure notice then the Directors may (subject to Article 66.3 below) determine that the Member in respect of the relevant specified shares shall, upon the issue of a restriction notice (as referred to below), be subject to the restrictions referred to in such restriction notice (and upon the issue of such restriction notice such Member shall be so subject). A "restriction notice" shall be a notice issued by the Company stating, or substantially to the effect, that (until such time as the Directors determine otherwise pursuant to Article 66.4) the specified shares referred to therein shall be subject to one or more of the restrictions stated therein.

66.3 The restrictions which the Directors may determine shall apply to specified shares pursuant to this Article shall be one or more, as determined by the Directors, of the following (save that. where the holder of specified shares is the holder of less than 0.25 per cent. (in nominal value) of the shares of the same class (calculated exclusive of any shares held as treasury shares) as the specified shares in issue at the time of service of the disclosure notice in respect of such specified shares, only the restriction referred to in Article 66.3.1 below may be determined by the Directors to apply):-

66.3.1 that the Member registered in respect of such specified shares shall not be entitled, in respect of those specified shares, to be present or to vote either personally or by representative or by proxy or otherwise at any general meeting or at any separate general meeting of the holders of any class of shares or upon any poll or to exercise any other right in relation to any general meeting or any separate class meeting;

66.3.2 that no transfer of such specified shares by the Member registered in respect of such specified shares shall be effective or shall be recognised by the Company; and

66.3.3 that no dividend shall be paid to the Member registered in respect of such specified shares in respect of those specified shares and that in circumstances where an offer of the right to elect to receive shares or other securities instead of cash in respect of any dividend is or has been made, any election made thereunder by such Member in respect of such specified shares shall not be effective.

66.4 The Directors may determine that one or more of the restrictions imposed on specified shares shall cease to apply (whereupon they shall cease so to apply) at any time, and the Directors shall determine that all the restrictions imposed on the specified shares shall cease to apply on the date seven days after the occurrence of any of the following:-

66.4.1 the Company receives (in accordance with the terms of the relevant disclosure notice) the information required therein in respect of such specified shares; or

66.4.2 the Company receives an executed instrument of transfer in respect of such specified shares, which would otherwise be given effect to, pursuant to a sale of such specified shares on a recognised investment exchange as defined in or any instrument made under the Financial Services and Markets Act 2000 or on any stock exchange on which the Company's shares are normally dealt in or pursuant to an acceptance of a take-over offer for the Company; or

66.4.3 the Company receives any other executed instrument of transfer in respect of such specified shares which would otherwise be given effect to and the Directors have not determined, within ten days after such receipt, not to give effect thereto on the grounds that they have reasonable cause to believe that the change in the registered holder of such specified shares would not be as a result of an arm's length sale resulting in a material change in the beneficial interests in such specified shares.

66.5 Where dividends are not paid as a result of restrictions having been imposed on specified shares, such dividends shall accrue and shall be payable (without interest) upon the relevant restriction ceasing to apply.

66.6 Where the Directors make a determination under Article 66.4.3 above they shall notify the purported transferee as soon as practicable thereof and any person may make representations in Writing to the Directors concerning any such determination. The Directors shall not be liable to any person as a result of having imposed restrictions or having failed to determine that such restrictions shall cease to apply if the Directors acted in good faith.

66.7 Where the holder of the specified shares is the holder of less than 0.25 per cent. (in nominal value) of the shares of the same class as the specified shares in issue at the time of service of the disclosure notice in respect of such specified shares, the period of fourteen days referred to in Article 66.2.2 above shall be deemed to be replaced by a period of twenty-eight days.

66.8 Shares issued in right of specified shares in respect of which a Member is for the time being subject to restrictions under this Article shall on issue become subject to the same restrictions whilst held by that Member as the specified shares in right of which they are issued. For this purpose, shares which the Company procures to be offered to shareholders pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of specified shares.

66.9 The Directors shall at all times have the right, at their discretion, to suspend, in whole or in part, any restriction notice given pursuant to this Article either permanently or for any given period and to pay to a trustee any dividend payable in respect of any specified shares or in respect of any shares issued in right of specified shares which are referred to in such restriction notice. Notice of suspension, specifying the sanctions suspended and the period of suspension shall be given to the relevant Member in Writing within seven days after any decision to implement such a suspension.

66.10 The provisions of this Article are without prejudice to, and shall not affect, the right of the Company to apply any of the provisions relating to disclosure notices under the Statutes. For the purpose of this Article a disclosure notice may require information to be given before a period of fourteen days following service of the disclosure notice.

Objection to the qualification of a vote

67. If any objection shall be raised as to the qualification of any voter or it is alleged that any votes have been counted which should not have been counted or that any votes are not counted which ought to have been counted, the objection or allegation shall not vitiate the decision on any resolution unless it is raised at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the alleged error occurs. Any objection or allegation made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

Voting by proxy

68. Upon a poll votes may be given either personally or by proxy. A Member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that Member to exercise.

How signed

69. The instrument appointing a proxy shall be in the usual common form or such other form as may be approved by the Directors from time to time (provided that it shall be so worded as to enable the proxy to vote either for or against the resolutions to be proposed at the meeting at which the proxy is to be used) and shall be in Writing under the hand of the appointor, or of his attorney duly authorised in Writing, or if such appointor is a corporation either under its common seal or under the hand of an officer or attorney duly authorised. A Member may appoint two or more persons as proxies to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that Member to exercise. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing or revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not prevent a Member from attending and voting in person at the meeting or poll concerned. References in this Article to notice in Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Any person may act as proxy

70. Any person may be appointed to act as proxy. A proxy need not be a Member of the Company.

Deposit of proxy

71.1 The appointment of a proxy must:

71.1.1 In the case of an appointment of a proxy made in hard copy form, be deposited at the Office (or such other place in the United Kingdom as may be specified for that purpose in or by way of note to the notice convening the meeting) not less than forty-eight hours (or such shorter time as the Board may determine) before the time fixed for holding the meeting or adjourned meeting at which the person named in such instrument is authorised to vote together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority;

71.1.2 In the case of an appointment of a proxy made by electronic means, where an address has been specified for the purpose of receiving appointments of proxy by electronic means in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than forty-eight hours (or such shorter time as the Board may determine) before the time fixed for holding the meeting or adjourned meeting at which the person named in such instrument is authorised to vote. The power of attorney or other authority (if any) under which such an appointment is made, or a notarially certified copy of such power or authority, shall be deposited at the Office (or such other place in the United Kingdom as may be specified for that purpose in or by way of note to the notice convening the meeting) not less than forty-eight hours (or such shorter time as the Board may determine) before the time fixed for holding the meeting or adjourned meeting at which the person named in the appointment is authorised to vote;

71.1.3 In the case of a poll taken more than forty-eight hours after it was demanded, be received as aforesaid not less than twenty-four hours (or such shorter time as the Board may determine) before the time appointed for the taking of the poll;

71.1.4 In the case of a poll taken following the conclusion of a meeting or adjourned meeting but forty-eight hours or less after it was demanded, be received as aforesaid before the end of the meeting at which it was demanded (or at such later time as the Board may determine),

and an appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid.

71.2 An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been delivered, in accordance with Article 71.1 above, for the purposes of any meeting shall not be required to be delivered again for the purposes of any subsequent meeting to which it relates. The deposit or delivery of an instrument of proxy shall not preclude a Member from attending and voting at the meeting or at any adjourned meeting. The proceedings at a general meeting shall not be invalidated where appointment of a proxy in respect of that meeting is sent in electronic form as provided in these Articles, but because of a technical problem it cannot be read by the recipient.

71.3 The Board may at its discretion determine that in calculating the periods mentioned in this Article no account shall be taken of any part of a day that is not a working day.

A proxy may demand poll

72. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

When vote by proxy valid, though authority revoked

73. A vote given or act done in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the appointor, or revocation of the proxy, or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, unless notice in Writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the Office (or such other place in the United Kingdom as may be specified for depositing the instrument of proxy in or by way of the note to the notice convening the meeting) at least one hour before the commencement of the meeting or adjourned meeting or poll at which the vote was given or the act was done. References in this Article to Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Votes by corporations

74. Any corporation which is a Member may, by resolution of its directors or their governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member attending the meeting in person.

Directors

Numbers of Directors

75. Unless and until the Company in general meeting shall otherwise determine, the number of Directors shall be not less than two nor more than ten.

Director's share qualification

76. A Director shall not require a share qualification. A Director shall be entitled to receive notice of and attend and speak at all general meetings of the Company and at all separate general meetings of the holders of any class of shares in the capital of the Company.

Remuneration of Directors

77. The ordinary remuneration of the Directors shall from time to time be determined by an ordinary resolution of the Company and shall (unless such resolution otherwise provides) be divided amongst the Directors as they shall agree or in default of agreement equally. The Directors may also be paid by way of additional fees such further sums as the Company in general meeting may from time to time determine, and any such additional fees shall be divided among the Directors as they shall agree or in default of agreement equally.

Repayment of expenses

78. The Company may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors, or of any committee of the Directors, or general meetings, or otherwise in or about the business of the Company. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Statutes and may do anything to enable a director to avoid incurring such expenditure all as provided in the Statutes.

Payment for duties outside scope of ordinary duties

79. Any Director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid in addition to any Directors' fees to which he may be entitled under Article 77 such remuneration by way of salary, percentage of profits or otherwise as the Directors may determine.

Powers and Duties of Directors

Powers

80. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting, subject, to the provisions of these Articles and of the Statutes, and to such regulations as may be prescribed by the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers conferred upon the Directors by this Article shall not be deemed to be abridged or restricted by any specific power conferred upon the Directors by any other Article.

Pensions, etc.

81. Without prejudice to the generality of the last preceding Article, the Directors may give or award pensions, annuities, gratuities and superannuation or other allowances or benefits to any persons who are or have at any time been employed by or in the service of the Company (including Directors who have held any executive office under the Company) and to the wives, husbands, widows, widowers, children and other relatives and dependants of any such persons, and may set up, establish, join with other companies (being Subsidiaries or companies with which it is associated in business), support and maintain pension, superannuation or other funds or schemes (whether contributory or non-contributory) for the benefit of such persons or any of them or any class of them. Any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit. Any such pension, or participation in any such funds or schemes may, as the Directors consider desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

Subsidiaries

82. The Directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on as or through one or more Subsidiaries, and they may, on behalf of the Company, make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such Subsidiary or guaranteeing its contracts, obligations or liabilities, and they may appoint, remove and re-appoint any persons (whether Members of their own body or not) to act as Directors, Managing Directors or Managers of any such Subsidiary or any other company in which the Company may be interested and may determine the remuneration (whether by way of salary, commission on profits or otherwise) of any persons so appointed, and any Directors of the Company may retain any remuneration so payable to them.

Attorneys

83. The Directors may from time to time and at any time by power of attorney executed under the Seal or otherwise by the Company as its deed appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may decide and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Seal for use abroad

84. The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

Overseas Branch Register

85. Subject to the Statues the Company may exercise the powers conferred upon the Company with regard to the keeping of an overseas branch register or local or other register, and the Directors may (subject to the Statutes) make and vary such regulations as they may think fit respecting the keeping of any such register.

Authorisation of signatures and acceptances

86. All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine.

Borrowing Powers and Debentures

87.1 Subject to the provisions of this Article the Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as security (principal or collateral) for any debt, liability or obligation of the Company or any third party.

87.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the adjusted capital and reserves.

87.3 For the purposes of this Article:

87.3.1 "the adjusted capital and reserves" means the aggregate from time to time of:

(a) the amount paid up on the issued share capital of the Company (including any shares held as treasury shares); and

(b) the amount standing to the credit of the reserves of the Company including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings, all as shown by the then latest audited balance sheet but after:

(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustment as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

87.3.2 "borrowings" include the following except insofar as otherwise taken into account:

(a) the principal amount (together with any fixed or minimum premium payable on final repayment) owing by a member of the group under any debenture, debenture stock or bond or other security whether constituting a charge over the assets of such company or not, and whether issued for cash or otherwise;

(b) the principal amount owing by any member of the group under any acceptance credit opened on its behalf by any bank, acceptance house or finance company other than acceptances relating to the purchase or sale of goods in the usual course of trading;

(c) the principal amount owing by a member of the group in respect of any loan or advance from, or overdraft facility with, any bank, acceptance house or finance company;

(d) the principal amount owing by a member of the group under or in respect of any hire purchase agreement, finance lease (as defined in International Accounting Standard 17), conditional sale agreement, credit sale agreement or other agreement of a similar nature;

(e) the nominal amount of any issued share capital and the principal amount of any borrowings (together, in each case, with any fixed or minimum premium payable on final repayment) the repayment of which is guaranteed or secured or is the subject of an indemnity given by a member of the group and the beneficial interest in which is not owned by a member of the group;

(f) the nominal amount (including any fixed or minimum premium payable on final repayment) of any issued share capital, other than equity share capital, of any subsidiary undertaking the beneficial interest in which is not owned by a member of the group;

(g) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but shall not include:-

(h) borrowings incurred by any member of the group for the purpose of repaying within one month of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period;

(i) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(j) borrowings incurred by any member of the group for the purpose of financing any contract for the sale of goods to the extent that the purchase price receivable under such contract is guaranteed or insured;

87.3.3 outstanding borrowings in a currency other than sterling shall be converted into sterling at the London spot buying rate for such currency as quoted at about 11 a.m. on the day in question by Barclays Bank PLC;

87.3.4 if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

87.3.5 a certificate or report by the Auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact;

87.3.6 "audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Statutes for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

87.3.7 "the group" means the Company and its subsidiary undertakings (if any); and

87.3.8 "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group.

Bonds, debentures, etc., to be subject to control of Directors

88. Subject to the provisions of the Statutes, any debentures or other securities issued or to be issued by the Company shall be under the control of the Directors, who may issue them upon such terms and conditions and in such manner and for such consideration as they shall consider to be for the benefit of the Company.

Directors' Interests

Conflicts of interest requiring authorisation by Directors

89.1 The Directors may, subject to the quorum and voting requirements set out in this Article, authorise any matter which would otherwise involve a Director breaching his duty under the Statutes to avoid conflicts of interest ("Conflict").

89.2 A Director seeking authorisation in respect of a Conflict must tell the Directors of the nature and extent of his interest in a Conflict as soon as possible. The Director must give the Board sufficient details of the relevant matter to enable them to decide how to address the Conflict together with any additional information as may be requested by the Board.

89.3 Any Director (including the relevant Director) may propose that the relevant Director be authorised in relation to any matter the subject of a Conflict. Such proposal and any authority given by the Directors shall be effected in the same way that any other matter may be proposed to and resolved upon by the Directors under the provisions of these Articles save that:

89.3.1 the relevant Director and any other Director with a similar interest will not count in the quorum and will not vote on a resolution giving such authority; and

89.3.2 the relevant Director and any other Director with a similar interest may, if the other Directors so decide, be excluded from any meeting of the Board while the Conflict is under consideration.

89.4 Where the Board gives authority in relation to a Conflict:

89.4.1 the Board may (whether at the time of giving the authority or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at meetings of the Board or otherwise) related to the Conflict; and (b) impose upon the relevant Director such other terms for the purpose of dealing with the Conflict as they think fit;

89.4.2 the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the Conflict;

89.4.3 the Board may also provide that where the relevant Director obtains (otherwise than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company's affairs, where to do so would amount to a breach of that confidence;

89.4.4 the terms of the authority shall be recorded in Writing (but the authority shall be effective whether or not the terms are so recorded); and

89.4.5 the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.

Other conflicts of interest

90.1 If a Director knows that he is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must tell the other Directors of the nature and extent of that interest in accordance with the Statutes.

90.2 If he has disclosed the nature and extent of his interest in accordance with Article 90.1, a Director can do any one or more of the following:

90.2.1 have any kind of interest in a contract with or involving the Company or another company in which the Company has an interest;

90.2.2 hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide;

90.2.3 alone, or through a firm with which he is associated do paid professional work for the Company or another company in which the Company has an interest (other than as auditor);

90.2.4 be or become a director or other officer of or employed by or otherwise be interested in any holding company or subsidiary company of the Company or any other company in which the Company has an interest; and

90.2.5 be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Benefits

91. A Director shall not, by reason of his office or of the fiduciary relationship thereby established, be liable to account to the Company for any remuneration, profit or other benefit realised by reason of his having any type of interest authorised under Article 89.1 or permitted under Article 90.2 and no contract shall be liable to be avoided on the grounds of a director having any type of interest authorised under Article 89.1 or permitted under Article 90.2.

Quorum and voting requirements

92.1 A Director shall not vote or be counted in the quorum on a resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

92.2 Where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a company in which the Company is interested and the Director seeking to vote or be counted in the quorum has a Relevant Interest (as defined in Article 92.4 below) in it.

92.3 A Director shall not vote or be counted in the quorum in relation to any resolution of the Board about a contract in which he has an interest and, if he does vote, his vote will not be counted, but this prohibition will not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from one or more of the following matters:-

92.3.1 the giving to him of any guarantee, indemnity or security for money which he or any other person has lent or obligations he or any other person has undertaken at the request of or for the benefit of the Company or any of its subsidiary undertakings;

92.3.2 the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee, indemnity or by the giving of security ;

92.3.3 the giving to him of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

92.3.4 the funding by the Company of his expenditure on defending proceedings or the Company doing something to enable him to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

92.3.5 where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

92.3.6 any contract in which he has an interest by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

92.3.7 any contract concerning any other company (not being a company in which the Director has a Relevant Interest) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

92.3.8 any contract concerning the adoption, modification, or operation of a pensions fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to Directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

92.3.9 any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

92.3.10 any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include Directors.

92.4 A company shall be deemed to be one in which a Director has a Relevant Interest if and so long as (but only if and so long as) he is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate director has otherwise.

92.5 Where a company in which a Director has a Relevant Interest is interested in a contract, he also shall be deemed interested in that contract.

92.6 If any question shall arise at any meeting of the Board as to the interest of a Director (other than the Chairman of the meeting) in a contract and whether it is likely to give rise to a conflict of interest or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the Chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of the Director's interest (so far as it is known to him) has not been fairly disclosed to the Board. If any question shall arise in respect of the Chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the Chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the Chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.

92.7 Subject to these Articles, the Board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the Directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to these Articles, a Director may also vote on and be counted in the quorum in relation to any of such matters.

General

93.1 References in Articles 89-92 to

93.1.1 a contract include references to an existing or proposed contract and to any transaction or arrangement or proposed transaction or arrangement whether or not constituting a contract; and

93.1.2 a conflict of interest include a conflict of interest and duty and a conflict of duties.

93.2 The Company may by ordinary resolution suspend or relax the provisions of Articles 89-92 to any extent or ratify any contract which has not been properly authorised by reason of a contravention of these Articles.

Disqualification of Directors

Disqualification

94. The office of a Director shall be vacated if the Director:-

94.1 Becomes bankrupt or insolvent or compounds with his creditors generally;

94.2 is, or may be, suffering from mental disorder and either:-

94.2.1 he is admitted to hospital in pursuance of an application for admission for treatment under any statute relating to mental health; or

94.2.2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

94.3 becomes prohibited from being a Director by law;

94.4 is convicted of an indictable offence (not being an offence which, in the opinion of the Directors, does not affect his character or position as a Director of the Company);

94.5 is absent from meetings of the Directors for a period of six Months without leave expressed by a resolution of the Directors and the Directors resolve that his office be vacated;

94.6 (not being an executive Director whose contract of employment precludes resignation) he resigns his office by notice in Writing left at the Office;

94.7 is requested in Writing by all of the other Directors to resign his office.

94.8 he ceases to be a Director by virtue of the Statutes or is removed from office pursuant to these Articles.

But any act done in good faith by a Director whose office is so vacated shall be valid unless, prior to the doing of such act, written notice shall have been served upon the Company or an entry shall have been made in the Directors' minute book stating that such Director has ceased to be a Director of the Company. In this Article references to in Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Rotation of Directors

Directors to retire by rotation

95. At every Annual General Meeting any Director:

95.1 who has been appointed by the Board since the last Annual General Meeting, or

95.2 who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them, or

95.3 who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting,

shall retire from office and may offer himself for re-appointment by the Members.

Filling vacancies

96. The Company at the Annual General Meeting at which any Director so retires in the manner aforesaid may appoint a person to the vacated office, and appoint persons to any other offices which may then be vacant. The Company may also at any general meeting of the Company, on notice duly given, fill any vacancies in the office of Director, or appoint additional Directors, provided that the maximum number fixed as hereinbefore mentioned be not exceeded.

Notice of intention to propose a Director

97. No person other than a Director retiring at the meeting or a person who is recommended by the Directors for election shall be eligible for election to the office of Director at any general meeting unless, not less than seven nor more than twenty-one days before the day appointed for the meeting, there shall have been left at the Office notice in Writing, signed by a Member duly qualified to attend and vote at such meeting, of his intention to propose such person for election, and also notice in Writing signed by that person of his willingness to be elected.

If vacancies not filled

98. If at any general meeting at which an election of Directors should take place the place of any retiring Director is not filled up, such retiring Director shall (unless a resolution for his re-election shall have been put to the meeting and lost) continue in office until the Annual General Meeting in the next year, and so on from time to time until his place has been filled, unless at any such meeting it shall be determined to reduce the number of Directors in office.

Power to fill casual vacancy

99. The Directors shall have power at any time and from time to time to appoint any other person to be a Director of the Company, either to fill a casual vacancy or as an addition to the Board of Directors, but so that the total number of Directors shall not at any time exceed the maximum. Any Director so appointed shall hold office only until the next following Annual General Meeting, when he shall retire, but shall be eligible for re-election.

Removal of a Director by the Company in general meeting

100. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution, of which special notice has been given in accordance with the Statutes, remove any Director (including a managing or other executive Director) before the expiration of his period of office (notwithstanding anything in these Articles or in any agreement between the Company and such Director but without prejudice to any claim for damages in respect of the breach of any such agreement), and may by ordinary resolution appoint another person in his stead. Any Director so appointed shall hold office only until the next following Annual General Meeting, when he shall retire, but shall be eligible for re-election.

Alternate Directors

Directors may appoint an alternate Director

101. Any Director may at any time appoint another Director or any other person approved by the Directors to be an alternate Director of the Company and may at any time remove any alternate Director appointed by him from office. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company. However, an alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a Director and the Company shall, if so requested in Writing by the appointer, pay to the alternate Director any part of the fees or remuneration due to the appointer. An alternate Director so appointed shall not be required to hold any share qualification, nor be counted in reckoning the maximum and minimum number of Directors allowed or required by these Articles, but shall otherwise be subject to the provisions of these Articles with regard to Directors. An alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled to receive notices of all meetings of the Directors and to attend and vote as a Director at any such meetings at which the Director appointing him is not personally present, and generally to perform all the functions of such appointor as a Director. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, provided that if any Director retires by rotation but is re-elected by the meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. The appointment of an alternate Director shall automatically determine on the happening of any event which if he were a Director would cause him to vacate such office. All appointments and removals of alternate Directors shall be effected by Writing under the hand of the Director making or revoking such appointment delivered to or left at the Office. An alternate Director may represent more than one Director. An alternate Director shall have one vote for each Director for whom he acts as alternate in addition to his own vote if he is also a Director but he shall count as only one for the purposes of determining whether a quorum is present. Signature of an alternate Director of any resolution in Writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointer.

In this Article references to Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Responsibility of alternate Director

102. Every alternate Director shall be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him.

Local and Other Directors

Power to appoint local Directors

103. The Directors may from time to time pursuant to this Article appoint any other persons to any post with such descriptive title including that of Director (whether as local, associate, executive, group, divisional, departmental, deputy, assistant, advisory director or otherwise) as the Directors may determine and may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may fix and determine their remuneration and duties, and subject to any contract between him and the Company may remove from such post any person so appointed. A person so appointed shall not be a Director of the Company for any of the purposes of these Articles or of the Statutes.

Proceedings of Directors

Meetings and quorum

104.1 The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined two Directors shall constitute a quorum.

104.2 Any Director may participate in a meeting of the Directors by means of conference telephone or similar communications equipment whereby all the Directors participating in the meeting can hear each other and the Directors participating in this manner shall be deemed to be present in person at such meeting and shall accordingly be counted in the quorum and entitled to vote. Subject to the Statutes, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that fewer than two Directors or alternate Directors are physically present at the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

Voting

105. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Summoning Meetings

106. Notice of a Board Meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in Writing to him at his last known address or any other address given by him to the Company for this purpose. In this Article references to Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Directors may act notwithstanding vacancy

107. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose. If there are no Directors or Director willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors.

Chairman

108. The Directors may elect a Chairman and a deputy chairman of their meetings, and determine the period for which each is to hold office; but if no such Chairman or deputy chairman be elected, or if at any meeting the Chairman or deputy chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

Memorandum signed by all the Directors

109. A memorandum in Writing signed by all the Directors for the time being entitled to receive notice of a meeting of Directors and annexed or attached to the Directors' minute book shall be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. Any such memorandum may consist of several documents in like form each signed by one or more of such Directors. Such a resolution need not be signed by an alternate Director if it is signed by the Director who appointed him, and need not be signed by the appointing Director if signed by his alternate. In this Article references to Writing include the use of communications by electronic means subject to such terms and conditions as the Board may decide.

Delegation to committees

110. The Directors may delegate any of their powers (including the power to sub-delegate) to committees, consisting of such one or more of their body as they think fit. Such committees may also consist of persons who are not Directors. No resolution of any such committee or sub committee shall be effective unless the majority of the Members of the committee present at such meeting are Directors. Any committee or sub committee so formed shall, in the exercise of the powers so delegated and in its conduct of its meetings, conform to any regulations that may be imposed on it by the Directors. The regulations herein contained for the meetings and proceedings of Directors shall, so far as not altered

by any regulations made by the Directors, apply also to the meetings and proceedings of any committee or sub committee.

Acts valid although defective appointment

111. All acts done by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors or alternate Directors, shall as regards all persons dealing in good faith with the Company notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be a Director of the Company and had continued to be a Director or alternate Director and had been entitled to vote.

Executive Directors

Power to appoint Executive Directors

112. The Directors may from time to time appoint one or more of their number to an executive office including the offices of Chairman, vice-chairman, chief executive, managing Director, joint managing Director, assistant managing Director or manager or any other salaried office for such period and on such terms as they think fit. Without prejudice to any claim a Director may have for damages for breach of any contract of service between him and the Company the appointment of any Director hereunder shall be subject to determination *ipso facto* if he ceases from any cause to be a Director, or (subject to the terms of any contract between him and the Company) if the Directors resolve that his term of office as an executive Director be determined.

Remuneration of Executive Directors

113. A Director holding office pursuant to Article 112 shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine and such remuneration shall, unless otherwise agreed, be additional to such remuneration (if any) as is from time to time payable to him as a Director and such Director shall be a Director for the purposes of and subject to the provisions of the Statutes.

Powers may be delegated

114. The Directors may entrust to and confer upon a Director holding such executive office as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

President

115. The Directors may, from time to time, appoint any person who, in their opinion, has rendered outstanding services to the Company to be President of the Company. The President shall not, by virtue of his office, be deemed to be a Director but nevertheless, by invitation of the Directors, he may attend meetings of the Directors for the purpose of giving advice and the Directors may remunerate the President in respect of advice and assistance from time to time.

Secretary

Secretary

116. The Directors shall appoint, and may remove at their discretion, a Secretary, and shall fix his remuneration and terms and conditions of employment. Anything required or authorised to be done by or to the Secretary by the Statutes or these Articles may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary, or, if there is none, by or to any officer of the Company authorised in that behalf by the Directors.

Disqualification

117. No person shall be Secretary who is either:

117.1 The sole Director of the Company; or

117.2 A corporation the sole director of which is the sole Director of the Company; or

117.3 The sole director of a corporation which is the sole Director of the Company.

Restriction on powers of Director who holds office as Secretary

118. A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Authentication of Documents

119.1 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

119.2 A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of the Directors which is certified as such shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

The Seal

Seal and sealing

120.1 The Directors shall provide for the safe custody of the Seal. The Seal shall not be affixed to any instrument except by the express authority of a resolution of the Directors or of a committee of the Directors and in the presence of at least one Director and of the Secretary, or of such other person as the Directors may appoint for the purpose, and that Director and Secretary, or other person as aforesaid, shall (subject to the provisions of Article 9) sign every instrument to which the Seal is so affixed in their presence.

120.2 Without prejudice to Article 9.1, provided that certificates for stock and shares of the Company and (subject to the terms or conditions of issue thereof) debenture stock or other forms of security may at the discretion of the Directors be issued without any such signature or counter-signature if the system of controlling the affixing of the Seal thereto and (where appropriate) the mechanical signature or signatures thereon is approved by the Auditors, Transfer Agents or Bankers of the Company.

120.3 Any instrument expressed to be executed by the Company and signed by two Directors or one Director and the Secretary by the authority of the Directors or of a committee authorised by the Directors shall (to the extent permitted by the Statutes) have effect as if executed under the Seal.

Dividends

Dividends how payable

121. Subject to the Statutes and the rights of the holders of any shares entitled to any priority, preference or special privileges, and to the terms of issue of any shares, all dividends shall be declared and paid to the Members in proportion to the amounts paid up or credited as paid up on the shares held by them respectively. No amount paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall, subject as aforesaid, be apportioned and paid proportionately to the amounts paid up or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid: but if any share is issued on terms providing that it shall rank for dividend from a particular date or *pari passu* as regards dividends with a share already issued it shall rank accordingly. Dividends may be declared or paid in any currency. The Board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

Directors to recommend Company to declare dividend

122. The Directors shall lay before the Company in general meeting a recommendation as to the amount (if any) which they consider should be paid by way of dividend, and the Company in general meeting may declare the dividend to be paid, but such dividend shall not exceed the amount recommended by the Directors.

Dividends only out of profits

123. No dividend or interim dividend shall be paid otherwise than out of profits available for distribution in accordance with the provisions of the Statutes.

Interim dividends

124. The Directors may from time to time pay to the Members, or any class of Members, such interim dividends as appear to the Directors to be justified by the profits of the Company. If at any time the capital of the Company is divided into different classes of shares the Directors may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights with regard to dividends and provided that the Directors act *bona fide* they shall not incur any responsibility to the holders of any shares for any damage that they may suffer by reason of the payment of an interim dividend on any shares. The Directors may also pay half yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the profits justify the payment.

Lien

125.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

125.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares contained in these Articles entitled to become a Member, or which any person is under those provisions entitled to transfer, until such person shall become a Member in respect of such shares or shall transfer the same.

Dividends may be sent by post

126. The Company may transmit any dividend or bonus payable in respect of any share by ordinary post to the registered address of the holder or, in the case of joint holders, of one of the holders of such share or to such person and address as the holder or joint holders may direct; and shall not be responsible for any loss arising in respect of such transmission. If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions the Directors may cause the Company to cease sending such cheques or warrants by post to the Member or Members or person or persons concerned.

Dividends not to bear interest

127. Subject to the rights attaching to, or the terms of issue of, any shares no dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Distribution of assets in kind

128. The Directors may, with the sanction of the Company in general meeting, distribute in kind among the Members by way of dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in respect to the distribution the Board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the Board: provided always that no distribution shall be made which would amount to a reduction of capital except in the manner appointed by law.

Purchase of assets from a past date

129. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date at a price fixed wholly by reference to the value of such asset, business or property at the past date and without any addition or reduction in respect of subsequent transactions upon the terms that the Company shall as from that date take the profits and bear the losses thereof,

the actual profit or loss as the case may be so accruing to the Company may at the discretion of the Directors be credited or debited wholly or in part to revenue account and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and available for dividend accordingly.

Unclaimed dividends

130. Payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date when such dividend became due for payment shall be forfeited and shall revert to the Company. All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

Power to choose any Record Date

131. Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Reserve Fund

Reserve Fund

132. Before recommending a dividend the Directors may set aside any part of the net profits of the Company to a reserve fund, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they think fit, and the income arising from such reserve fund shall be treated as part of the gross profits of the Company. Such reserve fund may, subject to the Statutes, be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends or bonuses, or for any other purpose for which the profits of the Company may lawfully be used, and until the same shall be so applied it shall be deemed to remain undivided profit. The Directors may also carry forward to the accounts of the succeeding year or years any profit or balance of profits which they shall not think fit to divide or to place to reserve.

Capitalisation of Reserves

Capitalisation of Reserves

133. Subject to the provisions of the Statutes, the Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserve funds or reserve accounts (including any undistributable reserves) or to the credit of the profit and loss account (not being required for the payment of or provision for any fixed preferential dividend), and accordingly that such sum be applied on behalf of the Members who would have been entitled thereto if distributed by way of dividend and in the same proportion either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures of the Company to be allotted and issued credited as fully paid up to and among such Members in the proportion aforesaid or partly in the one way and partly in the other, and the Directors shall give effect to such resolution: provided that (i) a share premium account and a capital redemption reserve may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members as fully paid shares; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly.

Appropriations by Directors

134. Whenever such a resolution shall have been passed the Directors shall make all appropriations and applications of the amount resolved to be capitalised, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures which would otherwise be issued in fractions, and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the

application thereto of their respective proportions of the amount resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

Scrip Dividends

135. Subject to approval by the Company in general meeting and subject as hereinafter provided, the Directors may at their discretion resolve that the holders of fully paid Ordinary Shares (excluding any member holding shares or treasury shares) shall have the option to elect to receive in lieu of cash in respect of all or any part of such dividend or dividends as are specified by the Company in general meeting an allotment of additional Ordinary Shares in the capital of the Company credited as fully paid provided that:-

135.1 an adequate number of unissued Ordinary Shares in the capital of the Company is available for this purpose and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

135.2 the approval by the Company in general meeting may only be given in respect of a specified dividend or of any dividends declared or to be declared or paid in respect of a specified period, provided such period shall expire not later than the date of the fifth Annual General Meeting following the date of the Meeting at which such resolution is passed or five years after the date on which such resolution is passed, whichever is the earlier;

135.3 the number of Ordinary Shares in the capital of the Company to be allotted in lieu of any amount of dividend as aforesaid shall be determined by the Directors so that the value of such shares shall (as nearly as possible) equal and may, if the Directors consider it appropriate, be greater than such amount and for this purpose the value of an Ordinary Share shall be deemed to be the average of the middle market quotations of such shares as shown in the Daily Official List of the London Stock Exchange (adjusted as below) on the ex-dividend date and on the next four business days and each such middle market quotation as is not "ex-dividend" shall be adjusted by deducting therefrom the cash amount of such dividend per share. A certificate and report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

135.4 the Directors, after determining the number of Ordinary Shares in the capital of the Company to be allotted as aforesaid, shall give notice in Writing to the Ordinary Shareholders of the option to elect accorded to them and shall send with such notice forms of election which specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective. No such notice need be given to holders of Ordinary Shares who have previously given election mandates in accordance with these Articles and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by any holder of Ordinary Shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

135.5 following the receipt of a notice or notices of election pursuant to Article 135.4 the Directors shall allot to the holders of those shares in respect of which the share election has been or is duly exercised in lieu of the dividend (or that part of the dividend in respect of which the right of election has been accorded) such number of additional Ordinary Shares in the capital of the Company determined as aforesaid and for such purpose the Directors shall appropriate and capitalise out of any reserve or fund (including any share premium account or capital redemption reserve or profit and loss account) as they shall determine an amount equal to the aggregate nominal amount of the additional Ordinary Shares so to be allotted and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst those Members who have given notices of election as aforesaid, such additional Ordinary Shares to rank *pari passu* in all respects with the fully paid Ordinary Shares in the capital of the Company then in issue save only as regards participation in the relevant dividend;

135.6 the Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded or the benefit of fractional entitlements accrues to the Company rather than to the Members concerned) or fractional entitlements are accrued and/or retained and accumulated on behalf of the Members concerned and such accruals and/or retentions are applied to the allotment by way of bonus or cash subscription of fully paid Ordinary Shares on behalf of the Members concerned upon and subject to such terms and conditions as the Directors may determine). The Directors may authorise any person to enter, on behalf of all the Members interested, into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned;

135.7 unless the Board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Ordinary Share or Shares which a Member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Ordinary Shares shall be in uncertificated form (in respect of the Member's elected Ordinary Shares which were in uncertificated form on the date of the Member's election) and in certificated form (in respect of the Member's elected Ordinary Shares which were in certificated form on the date of the Member's election);

135.8 the Directors may from time to time establish or vary a procedure for election mandates, which for the avoidance of doubt, may include an election by means of a relevant system under which holders of Ordinary Shares may elect to receive additional Ordinary Shares credited as fully paid in lieu of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

135.9 notwithstanding the foregoing the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances or otherwise, that the dividend shall be payable wholly in cash and if they so determine then all elections shall be disregarded. The relevant dividend shall be payable wholly in cash if the Ordinary Shares of the Company cease to be listed on the Official List of the UK Listing Authority at any time prior to the due date of issue of the additional Ordinary Shares or if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue; and

135.10 the Directors may on any occasion determine that rights of election shall not be made available to any Members with registered addresses in any territory where the Directors believe that such restriction is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or the Directors believe that for any other reason the offer should not be made to them.

Accounts

Limitation of right to inspect

136. The books of account shall be kept at the Office, or (subject to the provisions of the Statutes) at such other place or places as the Directors may determine, and shall always be open to the inspection of the Directors. The Directors may from time to time determine whether and to what extent and at what times and places, and on what conditions, the books and accounts of the Company, or any of them, shall be open to the inspection of the Members (not being Directors), and the Members shall have only such rights of inspection as are given to them by the Statutes or by such resolution as aforesaid.

Production of accounts

137. The Directors shall from time to time in accordance with the provisions of the Statutes cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in the Statutes.

Copies

138. A copy of every balance sheet, Directors' report and profit and loss account, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors' report, shall, not less than twenty-one clear days before the date of the meeting, be sent to every Member (whether he is or is not entitled to receive notices of general meetings of the Company), every holder of debentures of the Company (whether he is or is not so entitled), and all other persons so entitled. Provided always that if and to the extent permitted by the Statutes the Company need not despatch copies of these documents to Members, but may instead send to them (or certain of them) summaries of such financial statements or other documents. In addition this Article shall not require a copy of such documents to be sent to any person to whom, by virtue of the Statutes, the Company is not required to send the same. There shall also be sent to each stock exchange on which the shares of the Company are dealt in or listed the number of copies of the aforesaid documents required by such exchange. For the purposes of this Article sending includes using communications by electronic means and publication on a web site in accordance with the Statutes.

Audit

Auditors to be appointed

139. Auditors shall be appointed and their duties regulated in the manner provided by the provisions of the Statutes.

All acts to be valid

140. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

Power to attend certain general meetings

141. The Auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any Member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as Auditor.

Notices

Service of Notices and other documents and information

142. Any notice, document or information may be served on or sent, supplied or delivered to any Member by the Company either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address or by means of a relevant system or, where appropriate by sending it using electronic means to an address notified by the Member concerned to the Company for that purpose or by publication on a web site in accordance with the Statutes or by any other means authorised in Writing by the Member concerned. In the case of joint holders of a share, service, sending or delivering of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivering to all the joint holders.

Members out of United Kingdom

143. No Member shall be entitled to have a notice served on him at any address not within the United Kingdom but any Member whose registered address is not within the United Kingdom may by notice in Writing require the Company to register an address within the United Kingdom which, for the purpose of the service of notices, shall be deemed to be his registered address. Any Member whose registered address is not within the United Kingdom and who gives to the Company an address for the purposes of communications by electronic means, may have notices or documents sent to him at that address. A Member who has no registered address within the United Kingdom and has not given notice as aforesaid shall not be entitled to receive any notices from the Company. Any notice may be given by a Member by reference to the register of Members as it stands at any time within fifteen days before the notice is given, and no change in the register after that time shall invalidate the notice. For a Member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

Time of service of notice

144. Any notice sent by first class post shall be deemed to have been served on the day after the same shall have been posted and if sent by second class post on the second day thereafter; and in proving such service it shall be sufficient to prove that the envelope containing the notice was properly addressed, stamped and posted. Any notice or document not sent by post but left at a registered address or at an address (other than an address for the purposes of communications by electronic means) notified to the Company in accordance with these Articles by a person who is Entitled by Transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the Company by means of a relevant system shall be deemed to have been served or delivered when the Company or any sponsoring system participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the Company using electronic means shall be deemed to have been received on the day following that on which it was sent. A notice or other document placed on the Company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. In proving that a notice or document served, sent or delivered by electronic means was served, sent or delivered, it shall be sufficient to prove that it was properly addressed. Any notice or document served, sent or delivered by the Company by any other means authorised in Writing by the Member concerned shall be deemed to have been served, received or delivered when the Company has carried out the action it has been authorised to take for that purpose.

Notices to be given in case of death or bankruptcy of a Member

145. A notice may be given by the Company to the person Entitled by Transmission by delivering or sending it through the post in a prepaid letter addressed to him by name, or by the title of the representative or representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within the United Kingdom supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy or any other event giving rise to its transmission by operation of law had not occurred. A person who is Entitled by Transmission, may upon supplying the Company with an address for the purposes of communications by electronic means for the service of notices, at the absolute discretion of the Board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share.

Suspended or Curtailed Postal Services

146. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or the relevant communication system the Company is unable effectively to convene a general meeting by notices sent through the post or by electronic means or by making it available on a website, a general meeting may be convened by notice advertised on the same date in at least two leading daily newspapers, at least one of which shall be a national daily newspaper, with appropriate circulation and such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post or by electronic means if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom or by electronic means again becomes practicable.

Provision for Employees

147. The power conferred upon the Company by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any Subsidiary shall only be exercised by the Company with the prior sanction of a special resolution. If at any time the capital of the Company is divided into different classes of shares, the exercise of such power as aforesaid shall be deemed to be a variation of the rights attached to each class of shares and shall accordingly require either:-

147.1 the prior consent in Writing of the holders of three fourths of the issued shares; or

147.2 the prior sanction of a special resolution passed at a separate general meeting of the holders of the shares, of each class in accordance with the provisions of these Articles.

Indemnity

148. Subject to the provisions of the Statutes, the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any director of the Company or of any associated company insurance against any liability. In this Article references to a "director" shall include any former director of the Company.

Winding Up

Distribution of assets in winding up

149. If the Company shall be wound up the assets remaining after payment of the debts and liabilities of the Company and the costs of the liquidation shall be applied, first, in repaying to the Members the amounts paid up on the shares held by them respectively, and the balance (if any) shall be distributed among the Members in proportion to the number of shares held by them respectively: Provided always that the provisions hereof shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

Index to Articles of Association

Index to Articles of Association

Special Resolutions

Special Resolution
Passed 30 April 2008

At the Annual General Meeting of BBA Aviation plc held on 30 April 2008 the following resolution was passed as a Special Resolution:

THAT the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

Andrew Wood
Group Finance Director

Certificates of Incorporation

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 53688

The Registrar of Companies for England and Wales hereby certifies that

BBA GROUP PLC

having by special resolution changed its name, is now incorporated under the name of

BBA AVIATION PLC

Given at Companies House, London, the 17th November 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

No. 53688

Certificate of Incorporation

ON RE-REGISTRATION AS A PUBLIC COMPANY

I HEREBY CERTIFY that BBA GROUP PLC has this day been re-registered under the Companies Acts 1948 to 1980 as a public company, and that the company is limited.

Dated at Cardiff the 3rd November 1981.

B. HAYWARD,
Assistant Registrar of Companies.

No. 53688

Certificate of Incorporation on change of name

WHEREAS BRITISH BELTING & ASBESTOS LIMITED was incorporated as a limited company under the Companies Acts, 1862 to 1893, on the Tenth day of August, 1897.

AND WHEREAS by special resolution of the Company and with the approval of the Board of Trade it has changed its name.

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of BBA GROUP LIMITED.

GIVEN under my hand at London, this Second day of January, One Thousand Nine Hundred and Sixty Seven.

L.S. WHITFIELD,
Assistant Registrar of Companies.

No. 53688

I HEREBY CERTIFY that BRITISH BELTING & ASBESTOS LIMITED (originally called W. WILLSON COBBETT, LIMITED; which name was changed on the nineteenth day of April One thousand nine hundred and eleven to 'SCANDINAVIA' BELTING LIMITED; which name was changed on the twenty-first day of May one thousand nine hundred and twenty-five to BRITISH BELTING & ASBESTOS LIMITED; each change having been made by Special Resolution and with the Authority of the Board of Trade) was INCORPORATED as a Limited Company under the Companies Acts, 1862 to 1893, on the tenth day of August One thousand eight hundred and ninety-seven.

GIVEN under my hand at London this fourteenth day of October One thousand nine hundred and forty-nine.

W. A. STUART,
for Registrar of Companies.

RESOLUTIONS OF

BBA AVIATION PLC

IN ACCORDANCE WITH THE LISTING RULES LR 9.6.2

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at No. 4 Hamilton Place, London W1J 7BQ on Wednesday 30 April 2008 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2009, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,877,018 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2009, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,137,690.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29^{16/21}$p each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 61,826,684 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29^{16/21}$p;

Registered Office:
20 Balderton Street
London
W1K 6TL

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2009, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
   (i) be cancelled immediately upon completion of the purchase; or
   (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As an Ordinary Resolution

THAT the authorised share capital representing the 95,000,000 6.75 per cent Cumulative Redeemable Convertible Preference Shares of the Company which have not been issued or agreed to be issued to any person be and are hereby cancelled and that accordinly the authorised share capital of the Company be diminished by £95,000,000.

As a Special Resolution:

THAT the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association"

BY ORDER OF THE BOARD

A WOOD
DIRECTOR

Registered Office:
20 Balderton Street
London
W1K 6TL

BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

BBA Aviation

26 March 2008

Dear Shareholder

Notice of Availability of BBA Aviation plc 2007 Annual Report and Notice of Annual General Meeting
I have pleasure in confirming that the 2007 Annual Report and Notice of Annual General Meeting of BBA Aviation plc are now available for you to access from the website of BBA Aviation plc at www.bbaaviation.com. From our home page click Our Performance.

Proxy Voting
Whether or not you are able to attend the Annual General Meeting, please send us your vote by completing and submitting your form of proxy by post or online to be received at least 48 hours before the time of the meeting.

To vote online through the website of our registrar, Capita Registrars at www.capitashareportal.com you will need to log in to your share portal account or register for the share portal if you have not already done so. To register for the share portal you will need your investor code set out on the enclosed form of proxy. Once registered you will be able to vote immediately.

Voting by proxy prior to the meeting does not affect your right to attend the meeting and vote in person, should you so wish.

Future Notifications
If you would like to receive future notifications of documents being available on BBA's website by email please let BBA's registrars know your email address. The simplest way to do this is to register through the registrars' share portal at www.capitashareportal.com.

Future Documents
If you would like a hard copy of this or future reports please contact our registrars: Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA, telephone number: 0871 664 0300 (calls cost 10p per minute plus network charges) (from outside the UK: +44 208 639 3399), fax: +44 (0)1484 601512, email: shareholder.services@capitaregistrars.com.

Yours sincerely

Zillah Stone

Zillah Stone
Interim Company Secretary

Note: Please note that this Notice of Availability is not a summary of the proposals and information set out in the Company's Notice of Annual General Meeting dated 26 March 2008 (the 'Notice of AGM') and should not be regarded as a substitute for reading the Notice of AGM. It is therefore recommended that shareholders read the Notice of AGM.

22 April 2008

ANNEX B

BBA Aviation plc

UK Listing Authority/London Stock Exchange Disclosures

The Financial Services Authority ("**FSA**"), acting in its capacity as the UK Listing Authority, requires the publication of annual reports, which are also sent to shareholders and filed with the Registrar of Companies, and the publication of half-yearly financial reports and either quarterly financial reports or interim management statements. The UK Listing Authority also requires notification of important occurrences, such as changes in directors, the issuance and redemption of securities, dividend announcements and any other information that the UK Listing Authority considers appropriate to protect investors or ensure the smooth operation of the market. There is also a general obligation imposed by the UK Listing Authority requiring notification of inside information concerning the issuer which if made public would be likely to have a significant effect on the price of the listed securities. The London Stock Exchange ("**Exchange**") also imposes obligations in relation to notifications and the provision of information on issuers with securities admitted to trading on the Exchange.

The following is a summary of the UK Listing Authority's requirements, as set out in the Listing Rules, Disclosure Rules and Transparency Rules, and Prospectus Rules, and the requirements under the Admission and Disclosure Standards of the Exchange, as to the notification and publication of material information and the period within which publication or release of such information is required:

Listing Rules		**Applicable Period**
Chapter 1 "Preliminary"		
1.3.1	An issuer must provide to the FSA (i) any information and explanations that the FSA may reasonably require to decide whether to grant an application for admission, (ii) any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market and (iii) any other information or explanation that the FSA may reasonably require to verify whether the listing rules are being and have been complied with.	As soon as possible
1.3.2	The FSA may require an issuer to publish such information as it considers appropriate for the purpose of protecting investors or ensuring the smooth operation of the market.	At any time and within such time limits as the FSA considers appropriate
1.3.4	If an issuer is required to notify information to a Regulatory Information Service ("**RIS**") at a time when a RIS is not open for business it must distribute the information to not less than 2 national newspapers in the UK, 2 newswire services in the UK and a RIS for release as soon as it opens.	As soon as possible

Chapter 3 "Listing Applications"

3.3.2	When an issuer applies for a primary or secondary listing of its securities, a prospectus/listing particulars approved by the FSA must be submitted as well as certain other documents including a completed Application for Admission of Securities to the Official List, any circular that has been published in connection with the application, any approved supplementary prospectus/listing particulars, written confirmation of the number of securities to be allotted (pursuant to a board resolution) and if a prospectus has not been produced, a copy of the RIS announcement detailing the number and type of securities that are the subject of the application and the circumstances of issue.	Lodged with the FSA by midday two business days prior to consideration of the application for admission to listing
3.3.2A	If a prospectus or listing particulars have not been produced then the Application for Admission of Securities to the Official List must contain confirmation that a prospectus or listing particulars are not required and details of the reasons why they are not required.	Lodged with the FSA by midday two business days prior to consideration of the application for admission to listing

Note: The prospectus must be approved and published in accordance with the Prospectus Rules (see below).

3.3.3	When an issuer applies for a primary or secondary listing of its securities a completed Shareholder Statement (in the case of an applicant that is applying for a listing of equity securities or preference shares for the first time) or a completed Pricing Statement (in the case of a placing, offer for subscription of equity shares or an issue out of treasury of equity shares of a class already listed) must be submitted.	Lodged with the FSA before 9.00 a.m. on the day of consideration of the application for admission to listing
3.3.4	If a copy of the written confirmation of the number of securities to be allotted pursuant to a board resolution cannot be submitted to the FSA by the deadline set out in Listing Rule 3.3.2 or, the number of securities to be admitted is lower than the number notified under LR 3.3.2, written confirmation of the number of securities to be allotted or admitted must be submitted to the FSA at a later stage.	At least one hour before admission to listing becomes effective
3.3.4A	If securities the subject of the application are not all allotted and admitted following the initial allotment of securities, further allotments of securities may be admitted if the FSA is provided with written confirmation of the number of securities allotted pursuant to a board resolution and a copy of the RIS announcement detailing the number and type of securities and the circumstances of issue.	Before 4pm on the day before admission is sought
3.3.5	Written confirmation of the number of securities that were allotted pursuant to a board resolution allotting the securities must be submitted if the number is	As soon as practicable after the FSA has considered the

	lower that that which was announced as being admitted to listing.	application for admission
3.3.6/3.3.7	An applicant must provide to the FSA the following documents relating to admission: any acquisition agreement where the consideration relates to the company's securities which are being issued; any letter, report, valuation or other documents referred to in the prospectus/listing particulars/circular; the applicant's constitution as at the date of admission; the annual report and accounts of the applicant/guarantor for each period that forms part of the applicant's financial record contained in the prospectus/listing particulars; any interim accounts made up since the date to which the last annual report and accounts were made up prior to the date of admission; any temporary and definitive documents of title; any employees' share scheme document in the case of an application in respect of securities issued pursuant to that scheme; any court order and certificate of registration issued by the Registrar of Companies in relation to any scheme requiring court approval; and copies of board resolutions of the applicant allotting or issuing the securities.	If requested to do so by the FSA in the period of six years after admission

Note: Listing Rule 3.4 provides for the submission of similar documents in relation to debt and other specialist securities.

3.5.4	Where an applicant applies for admission to listing by way of a block listing it must submit to the FSA a completed Application for Admission of Securities to the Official List. An application in respect of multiple schemes must identify the schemes but need not set out separate block listing amounts for each scheme.	Lodged with the FSA at least two business days prior to consideration of the application for admission
3.5.5	An applicant applying for admission to listing by way of a block listing must notify a RIS of the number and type of securities subject to the block listing or formal application and the circumstances of their issue.	By 9.00 a.m. on the day the FSA is to consider the application for admission
3.5.6	A block listing/formal application applicant must notify a RIS of the number of securities covered by the block listing or formal application which have been allotted in the previous 6 months. A copy of the notification must also be lodged with the FSA.	Every 6 months

<u>Chapter 5 "Suspending, cancelling and restoring listing"</u>

5.2.5	When an issuer wishes to cancel the listing of any of its equity shares with a primary listing, the issuer must send a circular to the holders of the securities which must be submitted to the FSA for approval prior to publication and obtain at a general meeting the prior approval of a resolution for the cancellation from a majority of not less than 75% of the holders of securities as vote in person or by proxy (unless the issuer is in severe financial difficulty and meets the criteria set out at Listing Rule 5.2.7). The issuer must also notify a RIS at the same time as the circular is despatched of the intended	At least 20 business days' notice of intended cancellation

	cancellation and of the notice period and meeting and also of the passing of the resolution in accordance with Listing Rule 9.6.18.	
5.2.8	An issuer that wishes to cancel the listing of listed securities other than ordinary equity shares with a primary listing must notify a RIS.	At least 20 business days' notice of intended cancellation
5.3	An issuer must submit its request for suspension or cancellation of the listing of its securities in writing to the FSA. Listing Rule 5.3.1 specifies the information to be included in a request to suspend or cancel.	Not less than 24 hours before cancellation is expected to take effect. Accompanying information should be provided well before the date on which the issuer wishes the cancellation to take effect and at the very latest by 3pm on the business day before it is to take effect.
5.5.2	An issuer must inform the FSA if its listing has been suspended, cancelled or restored by an overseas exchange or overseas authority.	No time period prescribed

<u>Chapter 7 "Listing Principles"</u>

7.2.1	Principle 4: A listed company must communicate information to holders and potential holders of its listed equity securities in such a way as to avoid the creation or continuation of a false market in such listed equity securities. Principle 6: A listed company must deal with the FSA in an open and co-operative manner.	

<u>Chapter 9 "Continuing Obligations"</u>

9.2.2	A listed company must inform the FSA in writing if it has requested a Recognised Investment Exchange (**"RIE"**) to admit or re-admit to trading, cancel or suspend trading of any of its listed equity securities or preference shares or has been informed by a RIE that trading of its securities will be cancelled or suspended.	As soon as possible
9.2.10	Where clearance is given to a person to deal in exceptional circumstances (pursuant to paragraph 9 of the Model Code) in a close period, the notification to a RIS required by DTR 3.1.4 (see below) must also include a statement of the exceptional circumstances.	See DTR 3.1.4 below

Listing Rules		Applicable Period
9.2.11	A listed company must provide the FSA with up to date contact details of a person nominated by it to act as the first point of contact with the FSA in relation to the company's compliance with the Listing Rules and Disclosure Rules.	Between 7.00 a.m. to 7.00 p.m. on business days
9.2.16	A listed company must notify the FSA if it becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the shares for which application for admission has been made or, where applicable such lower percentage as the FSA may have agreed.	As soon as possible following non-compliance
9.2.18	The first time a listed company publishes financial information as required by paragraphs 9.7 to 9.9 of the Listing Rules after the publication of the unaudited financial information, profit forecast or profit estimate, it must: (a) reproduce that financial information, profit forecast or profit estimate in its next annual report and accounts; (b) produce and disclose in the annual report and accounts the actual figures for the same period covered by the information reproduced under paragraph (a); and (c) provide an explanation of the difference, if there is a difference of 10% or more between the figures required by paragraph (b) and those reproduced under paragraph (a).	
9.5.5	A listed company must ensure that for a rights issue (i) the issue price and principal terms of the issue, and (ii) the results of the issue and, if any rights not taken up are sold, details of the sale, including the date and price per share, are notified to a RIS.	As soon as possible
9.5.10	A listed company must notify a RIS of the terms of an open offer or placing.	As soon as possible after terms are agreed
9.5.11	A listed company must ensure that for an offer for sale or subscription of equity securities, letters of allotment or acceptance are issued simultaneously and letters of regret posted at the same time or not later than 3 business days after the letters of allotment or acceptance. If a letter of regret is not posted at the same time as letters of allotment or acceptance, a notice to that effect must be inserted in a national newspaper to appear the morning after letters of allotment or acceptance are posted.	Simultaneous issue. Or for letters of regret, within 3 days after the letters of allotment or acceptance and a notice in national newspaper on the morning after letters of allotment posted.
9.5.14	When shares of the same class as shares that are listed are allotted, an application for admission to listing of such shares must be made.	As soon as possible and in any event within

Listing Rules		Applicable Period
		one month of allotment
9.6.1/9.6.2	The listed company must forward to the FSA for publication through the document viewing facility two copies of all circulars, notices, reports or other documents to which the listing rules apply and all resolutions passed by the listed company other than resolutions concerning ordinary business at an annual general meeting.	At time of issue or as soon as possible after the relevant general meeting, as applicable
9.6.3	A listed company must notify a RIS when a document has been forwarded to the FSA under paragraph 9.6.1/9.6.2 unless the full text of the document is provided to a RIS.	As soon as possible
9.6.4	A listed company must notify a RIS of the following information relating to its capital:	As soon as possible (unless otherwise indicated)
	(1) Any proposed change in its capital structure including the structure of its listed debt securities;	An announcement of a new issue may be delayed while marketing or underwriting is in progress
	(3) Any redemption of listed shares including details of the number of shares redeemed and the number of shares of that class outstanding following redemption;	As soon as possible
	(4) Any extension of time granted for the currency of temporary documents of title; and	As soon as possible
	(6) The results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities.	As soon as possible unless the securities are subject to an underwriting agreement in which case notification may be delayed for up to two business days until an obligation by the underwriter to take or procure offers to take securities is finally determined or lapses
9.6.11	A listed company must notify a RIS of any change to its board of directors	As soon as possible and in any event by the

Listing Rules		Applicable Period
	including: (i) the appointment of a new director; (ii) the resignation, removal or retirement of a director; (iii) important changes to the role, functions or responsibilities of a director; and (iv) the effective date of the change if it is not with immediate effect.	end of the business day following the decision or receipt of notice about the change by the company
9.6.12	If the effective date of the board change is not yet known, the notification should state this fact and the listed company should notify a RIS as soon as the effective date has been decided.	As soon as the effective date has been decided
9.6.13	A listed company must notify a RIS of certain information in respect of any new director appointed to the board including details of all directorships held by the director in any other publicly quoted company in the previous 5 years indicating whether or not he is still a director, unspent convictions in relation to indictable offences, details of the insolvency of any company or partnership where the director was an executive director or partner at the time of, or within the 12 months preceding such events and details of any public criticisms of the director by any statutory or regulatory authorities and whether the director has ever been disqualified.	As soon as possible following the decision to appoint the director and in any event within 5 business days of the decision
9.6.14	A listed company must, in respect of any current director, notify a RIS of any charges in the information set out in 9.6.13, and any new directorships held by the director in any other publicly quoted company.	As soon as possible
9.6.16	A listed company must notify a RIS of information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the PD Regulations.	As soon as possible
9.6.17	A listed company must notify a RIS of the details of any variation in the lock-up arrangements disclosed in accordance with the PD Regulations or any subsequent announcement.	As soon as possible
9.6.18	A listed company must notify a RIS of all resolutions passed by the company other than resolutions concerning ordinary business passed at an annual general meeting.	As soon as possible after a general meeting
9.6.19	A listed company which changes its name must notify a RIS of the change, stating the date on which it has taken effect, inform the FSA in writing of the change and if incorporated in the UK, send the FSA a copy of the revised certificate of incorporation.	As soon as possible

Listing Rules		Applicable Period
9.6.20	A listed company must notify a RIS of any change in its accounting reference date and the new accounting reference date.	As soon as possible
9.6.21	A listed company must prepare and publish a second interim report if the effect of the change in its accounting reference date is to extend the accounting period to more than 14 months.	No time period prescribed
9.7A.1	A listed company must publish its preliminary statement of annual results, if any.	As soon as possible after it has been approved by the board
9.7A.2	A listed company must notify a RIS of any decision to pay or make any dividend or other distributions on listed equity or to withhold any dividend or interest payment on listed securities giving details of the exact net amount payable per share, the payment date, the record date and any foreign income dividend election together with any income tax treated as paid at the lower rate and not repayable.	As soon as possible after the board has approved the matter

<u>**Chapter 10 "Significant Transactions"**</u>

Details of significant transactions are required to be disclosed pursuant to Chapter 10 of the Listing Rules as follows:

10.3.1	Class 3 – for a Class 3 transaction which is an acquisition in respect of which the consideration includes the issue of securities for which listing will be sought, the company must make notification to a RIS including: (a) the amount of the securities being issued; (b) particulars of the transaction, including the name of the other party to the transaction; and (c) either the value of the consideration, and how this is being satisfied, or the value of the gross assets acquired, whichever is the greater.	As soon as possible after the terms of the acquisition are agreed
10.3.2	In the case of other Class 3 transactions, if the company releases details to the public they must also be notified to a RIS. The notification must include: (a) particulars of the transaction, including the name of the other party to the transaction; and (b) either the value of the consideration, and how this is being satisfied, or the value of the gross assets acquired or disposed of.	No later than release of details to the public

Listing Rules		Applicable Period
10.4.1	Class 2 – the company must make a notification to a RIS, including: (a) details of the transaction, including the name of the other party to the transaction; (b) a description of the business carried on by, or using, the net assets the subject of the transaction; (c) the consideration, and how it is being satisfied (including the terms of any arrangements for deferred consideration); (d) the value of the gross assets the subject of the transaction; (e) the profits attributable to the assets the subject of the transaction; (f) the effect of the transaction on the listed company including any benefits which are expected to accrue to the company as a result of the transaction; (g) details of any service contracts of proposed directors of the listed company; (h) in the case of a disposal, the application of the sale proceeds; (i) in the case of a disposal, if securities are to form a part of the consideration received, a statement whether such securities are to be sold or retained; and (j) details of key individuals important to the business or company the subject of the transaction.	As soon as possible after the terms of the transaction are agreed
10.4.2	Class 2 – a supplementary notification must be made to a RIS if, at any time after the notification referred to in 10.4.1, the listed company becomes aware that: (a) there has been a significant change affecting any matter contained in that earlier notification; or (b) a significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of preparation of that notification. The supplementary notification must give details of the change or new matter and also contain a statement that, except as disclosed, there has been no significant change affecting any matter contained in the earlier notification and no other significant new matter has arisen which would have been	As soon as possible

	required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.	
10.5.1	Class 1 – the company must comply with the class 2 requirements (LR 10.4). In addition, an explanatory circular must be dispatched to the company's shareholders (containing the information required by Chapter 13 of the Listing Rules) and the company must obtain the prior approval of its shareholders in general meeting, and any agreement effecting the transaction must be conditional upon such approval being obtained. The FSA may modify the requirements in Listing Rule 10.5 to prepare a circular and obtain shareholder approval for a company in severe financial difficulty (Listing Rule 10.8).	See Class 2 requirements above
10.5.2	If, after the production of a circular and before the completion of a class 1 transaction or a reverse takeover, there is a material change to the terms of the transaction, the company must comply separately with LR 10.5.1.	
10.6	Reverse takeovers – the company must comply with the class 1 requirements (LR10.5) if the company wishes to be listed following completion of the transaction, the company will be required to re-apply for listing as if it was a new applicant.	See Class 1 requirements above

<u>**Chapter 11 "Related Party Transactions"**</u>

11.1.7	If a listed company enters into a transaction with a related party then the company must make a notification in accordance with Listing Rule 10.4 (Notification of class 2 transactions), send a circular to its shareholders containing the information required by LR 13.3 and LR 13.6, obtain the approval of its shareholders either prior to the transaction being entered into or, if it is expressed to be conditional on such approval, prior to the completion of the transaction and where applicable ensure that the related party and its associates abstain from voting on the relevant resolution.	See Class 2 requirements above
11.1.10	If the listed company enters into a smaller transaction or arrangement with a related party (i.e. if each of the percentage ratios is less than 5% but one or more exceeds 0.25%), Listing Rule 11.1.7 does not apply but instead the listed company must: (a) inform the FSA in writing of the details of the proposed transaction or arrangement; (b) provide the FSA with written confirmation from an independent adviser that the terms of the proposed transaction or arrangement are fair and reasonable as far as the shareholders of the listed	Before entering in the transaction or arrangement

company are concerned; and

(c) undertake in writing to the FSA to include details of the transaction or arrangement in the listed company's next published annual accounts.

Chapter 12 "Dealing in own securities and treasury shares"

12.4.4	Any board decision to submit to shareholders a proposal for the listed company to be authorised to purchase its own equity shares other than the renewal of an existing authority must be notified to a RIS.	As soon as possible
12.4.5	A listed company must notify a RIS of the outcome of the shareholders' meeting to decide the proposal described in Listing Rule 12.4.4.	As soon as possible
12.4.6	Any purchase of the listed company's own equity shares by or on behalf of the company or any other member of its group must be notified to a RIS. The notification must include the date of the purchase, the number of equity shares purchased, the purchase price for each of the highest and lowest price paid, the number of equity shares purchased for cancellation and the number of equity shares purchased to be held as treasury shares and, where equity shares are to be held as treasury shares, a statement of the total number of treasury shares of each class held by the company following the purchase and non-cancellation of such equity shares and the number of equity shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the purchase and non-cancellation of such equity shares.	As soon as possible, and in any event by 7:30 a.m. on the business day following the calendar day of transaction
12.5.1	Where a listed company intends to purchase any of its equity securities (other than equity shares) or preference shares it must notify a RIS of its decision to purchase unless such purchases will consist of individual transactions made in accordance with the terms of issue of the securities.	No time limit specified, but dealings in the relevant securities cannot be undertaken until a RIS has been notified or proposal has been abandoned

Listing Rules		Applicable Period
12.5.2/ 12.5.3	A RIS must be notified of any purchases, early redemptions or cancellations of the company's own listed equity securities (other than equity shares) or preference shares by or on behalf of the company or any other member of the company's group when an aggregate of 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled and for each 5% in aggregate of the initial nominal amount of that class acquired thereafter. The notification must state the amount of securities acquired, redeemed or cancelled since the last notification, the amount of the class of securities remaining outstanding and whether or not the securities are to be cancelled.	As soon as possible and in any event by 7:30 a.m. on the business day following the calendar day when limit is reached/ exceeded
12.5.7	Where within a period of 12 months a company purchases warrants or options to subscribe or purchase its own equity shares which on exercise convey the entitlement to equity shares representing 15% or more of the company's existing issued shares, the company must send to its shareholders a circular containing the following information: (a) a statement of the directors' intentions regarding future purchases of the company's warrants and options; (b) the number and terms of the warrants or options acquired and to be acquired and the method of acquisition; (c) where warrants or options have been, or are to be, acquired from specific parties, a statement of the names of those parties and all material terms of the acquisition; and (d) details of the prices to be paid.	No time period prescribed
12.6.3	The company must notify a RIS, if by virtue of its holding treasury shares, a listed company is allotted shares as part of a capitalisation issue, of the information set out at Listing Rule 12.6.3 (1) to (4) including the date of allotment, number of shares allotted, a statement as to what number of shares allotted have been cancelled and what number are being held as treasury shares, and where shares allotted are being held as treasury shares, a statement of the total number of treasury shares of each class held by the company following the allotment, and the number of shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the allotment.	As soon as possible and no later than 7:30 a.m. on the business day following the calendar day on which the allotment occurred
12.6.4	Any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares by a listed company must be notified to a RIS. The notification must include: (1) the date of the sale, transfer or cancellation;	As soon as possible and no later than 7:30 a.m. on the business day following the calendar day on which sale, transfer or

		cancellation occurred
(2)	the number of shares sold, transferred or cancelled;	
(3)	the sale or transfer price for each of the highest and lowest prices paid, where relevant; and	
(4)	a statement of:	
	(a) the total number of treasury shares of each class held by the company following the sale, transfer or cancellation; and	
	(b) the number of shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the sale, transfer or cancellation.	

Chapter 13 "Contents of Circulars"

13.2.1	Circulation and publication of a circular. Note: Listing Rule 13 sets out the contents of circulars as well as setting out those circulars which do not require approval by the FSA.	Following approval by FSA
13.2.5	Two copies of the circular must be submitted to the FSA along with the letters and documents referred to in Listing Rule 13.2.4(1) and (2).	At least 10 clear business days before the date of intended publication
13.2.6	The sponsor's Confirmation of Independence in final form must be submitted to the FSA.	At least 10 clear business days before the date of intended publication of the circular

Note: Listing Rule 9.6.1 requires a company to forward to the FSA two copies of all circulars issued for publication on the document viewing facility whether or not they require approval.

13.2.7	If a circular submitted for approval is amended two copies of the amended drafts must be resubmitted, marked to show changes made to conform with FSA comments and to indicate other changes.	No time period prescribed
13.8.10	In relation to a circular to shareholders about proposed amendments to a company's constitution, a proposed amendment to the company's constitution must be included in full in a circular to shareholders or be made	

Listing Rules		Applicable Period
	available for inspection at a place in or near the City of London or such other place as the FSA may determine from the date of the sending of the circular until the close of the relevant general meeting and at the place of the general meeting for at least 15 minutes before and during the meeting.	
13.8.11	In relation to a circular to shareholders about the approval of an employee's share scheme or long term inventive scheme, if the scheme is not circulated to shareholders, it must be made available for inspection at a place in or near the City of London or such other place as the FSA may determine from the date of the sending of the circular until the close of the relevant general meeting and at the place of the general meeting for at least 15 minutes before and during the meeting.	

Disclosure Rules and Transparency Rules		Applicable Period
Chapter 1 "Introduction"		
1.3.1	An issuer, person discharging managerial responsibilities or connected person must provide to the FSA any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market and any other information or explanation that the FSA may require to verify whether the disclosure rules are being and have been complied with.	As soon as possible following a request by the FSA
1.3.3/1A.3.1	The FSA may at any time require an issuer to publish such information in such form as the FSA considers appropriate to protect investors or to ensure the smooth operation of the market.	Within such time limits as the FSA considers appropriate
Chapter 2 "Disclosure and control of inside information by issuers"		
2.2.1/2.5.1	An issuer must notify a RIS of any inside information which directly concerns the issuer unless it is entitled to delay such disclosure in accordance with DTR 2.5.1 so as not to prejudice its legitimate interests provided that such omission would not be likely to mislead the public, any person receiving the information owes the issuer a duty of confidentiality and the issuer is able to ensure the confidentiality of that information.	As soon as possible

Note: Inside information is of a precise nature which is not generally available, relates directly or indirectly to one or more issuers and would, if generally available, be likely to have a significant effect on the price of the securities or on the price of related investments.

2.3.1/2.3.2/ 2.3.3	Inside information announced via a RIS must be available on the issuer's internet site. The RIS must be notified before, or simultaneously with, publication of such information on the issuer's internet site.	By close of business following the day of the RIS announcement and in any event no earlier

Rule	Requirement	Applicable Period
		than the notification of the information to a RIS
2.3.5	An issuer must post on its internet sites all inside information that it is required to disclose via a RIS.	For a period of one year following publication
2.4.1	An issuer must take reasonable care to ensure that disclosure of inside information to the public is synchronised as closely as possible in all jurisdictions in which it has financial instruments admitted to trading on a regulated market, requested admission to trading of its financial instruments on a regulated market or financial instruments on any other overseas stock exchange.	Synchronised disclosure
2.5.6	Whenever an issuer or a person acting on his behalf or for his account discloses any inside information to any third party in the normal exercise of his employment, profession or duties, the issuer must make complete and effective disclosure of that information via a RIS.	Simultaneously in the case of an intentional disclosure and as soon as possible in the case of a non-intentional disclosure
2.8.2/2.8.3	An issuer must provide to the FSA a list of persons who have access to inside information that has been drawn up in accordance with DTR 2.8.1. The insider list must contain the following information: (1) the identity of each person having access to inside information; (2) the reason why such person is on the insider list; and (3) the date on which the insider list was created and updated.	As soon as possible if so requested by the FSA

<u>Chapter 3 "Transactions by persons discharging managerial responsibilities and their connected persons"</u>

Rule	Requirement	Applicable Period
3.1.2	Persons discharging managerial responsibilities and their connected persons must notify the issuer in writing of the occurrence of all transactions conducted on their own account in the shares of the issuer or derivatives or any other financial instruments relating to those shares.	Within four business days of the day on which the transaction occurred
3.1.4/3.1.5	An issuer must notify a RIS of any information notified to it in accordance with DTR 3.1.2 above and section 793 of the Companies Act 2006.	As soon as possible and in any event no later than the end of the business day following receipt of information by the issuer

Disclosure Rules and Transparency Rules		Applicable Period
Chapter 4 "Periodic Financial Reporting"		
4.1.3/4.1.4	An issuer must make public its annual financial report.	At the latest four months after the end of each financial year and must remain publicly available for at least five years
4.2.2	An issuer must make public a half-yearly financial report covering the first six months of the financial year.	As soon as possible, but not later than two months, after the end of the period to which the report relates. The report must remain publicly available for at least five years
4.3.2/4.3.3	An issuer must make public a statement by its management during the first six month period of the financial year and another statement by its management during the second six month period of the financial year. An issuer which publishes quarterly financial reports will be taken as satisfying this requirement.	In the period between 10 weeks after the beginning and six weeks before, the end of the relevant six month period
Chapter 5 "Vote Holder and Issuer Notification Rules"		
5.5.1	An issuer of shares must, if it acquires or disposes of its own shares either itself or through a person acting in his own name but on the issuer's behalf, make public the percentage of voting rights attributable to those shares it holds as a result of the transaction as a whole, where that percentage reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights.	As soon as possible, but not later than four trading days following such acquisition or disposal
5.6.1	An issuer must disclose to the public: (1) the total number of voting rights and capital in respect of each class of share which it issues; and (2) the total number of voting rights attaching to the shares of the issuer which are held by it in treasury.	At the end of each calendar month during which an increase or decrease has occurred

Disclosure Rules and Transparency Rules		Applicable Period
5.8.12	An issuer must, on receipt, notify a RIS of any information disclosed to it in accordance with DTR 5 (relating to the obligation to disclose certain major interests in the share capital of a listed company).	As soon as possible and in any event by the end of the trading day following receipt of the notification
Chapter 6 "Continuing obligations and access to information"		
6.1.2	If an issuer of transferable securities proposes to amend its constitution it must communicate the draft amendment to: (a) the FSA: and (b) the regulated market on which its securities have been admitted to trading.	Without delay but at the latest on the date of calling the general meeting which is to vote on, or be Informed of, the amendment
6.1.5	An issuer must make available a proxy form to each person entitled to vote at a meeting of its shareholders/debt holders.	To be sent together with notice of meeting or after announcement of the meeting
6.1.9	An issuer of shares must disclose to the public any change in the rights attaching to its various classes of shares, including changes in the rights attaching to derivative securities issued by the issuer giving access to the shares of that issuer.	Without delay
6.1.12	An issuer of shares must provide information to holders on: (1) the place, time and agenda of meetings; (2) the total number of shares and voting rights; and (3) the rights of holders to participate in meetings.	Not specified
6.1.13	An issuer of shares must publish notices or distribute circulars concerning the allocation and payment of dividends and the issue of new shares, including information on any arrangements for allotment, subscription, cancellation or conversion.	Not specified
6.2.2/ 6.3.3	An issuer or person that discloses regulated information must file that information with the FSA. When disseminating regulated information an issuer or other person must ensure that the minimum standards contained in DTR 6.3.4 to DTR 6.3.8 are met.	At the same time as the regulated information is disclosed
6.3.10	Information that is disclosed in a non-EEA State which may be of importance to the public in the EEA must be disclosed in accordance with the provisions	As close as possible to

Disclosure Rules and Transparency Rules	Applicable Period
set out in DTR 6.2 and DTR 6.3.	simultaneously

Prospectus Rules		Applicable Period
Chapter 1 "Preliminary"		
1.2.1	A prospectus approved by the FSA is required when transferable securities are offered to the public in the UK and/or transferable securities are admitted to trading on a regulated market in the UK (unless an exemption applies).	Approval required prior to prospectus being made available to the public
Chapter 3 "Approval and Publication of Prospectus"		
3.1.3(1) and (2)	The applicant must submit the prospectus, Form A, fee and accompanying information specified in Prospectus Rule 3.1.1 in draft form to the FSA.	At least 10 working days before the intended approval date or at least 20 working days before the intended approval date if the applicant does not have transferable securities admitted to trading and has not previously made an offer As soon as practicable in the case of a supplementary prospectus
3.1.3(3)	The applicant must submit to the FSA the information specified in Prospectus Rule 3.1.1 in final form.	Before midday on the day on which approval is required to be granted
3.1.10	Publication of prospectus.	Following approval by the FSA
3.1.14/ 3.1.15	A person who wishes the FSA to vet an equivalent document (e.g. where a prospectus is not required in connection with a merger or takeover but where the offering document must be equivalent to a prospectus) must submit to the FSA a copy of the document and the other information specified in Prospectus Rule 3.1.14.	At least 10 working days before the date on which it wishes vetting to be completed

Prospectus Rules		Applicable Period
3.2.1/3.2.2	A prospectus must be filed with the FSA and made available to the public	As soon as practicable following FSA approval but in any event at a reasonable time in advance of, and at the latest at the beginning of the offer or admission to trading (except as provided by 3.2.3 below)
3.2.3	In the case of an initial public offering of a class of shares not already admitted to trading that is to be admitted to trading for the first time, the prospectus must be made available to the public	At least six working days before the end of the offer

Note: A prospectus is deemed to be made available to the public when published (i) by insertion in one or more newspapers circulated throughout, or widely circulated in, the EEA States in which the offer is made or the admission to trading is sought or (ii) in a printed form to be made available free of charge to the public at the offices of the regulated market on which the transferable securities are being admitted to trading, or at the registered office of the issuer and at the offices of the financial intermediaries or (iii) in an electronic form on the issuer's website and, if applicable, on the website of the financial intermediaries placing or selling the transferable securities or (iv) in an electronic form on the website of the regulated market where the admission to trading is sought (Prospectus Rule 3.2.4).

3.4.1	If a significant new factor, material mistake or inaccuracy relating to the information included in a prospectus approved by the FSA arises prior to the closure of the offer or admission to trading, a supplementary prospectus containing details of the new factor must be submitted to the FSA for its approval.	As soon as practicable

__Chapter 5 "Other provisions"__

5.2.1	An issuer whose transferable securities are admitted to trading and in relation to whom the UK is the home member state must publish an annual information update that refers to or contains all information that has been published or made available to the public over the previous 12 months in one or more EEA state and in third countries in compliance with its obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets. Publication maybe by any means permitted under Prospectus Rule 3.2.4 (see above).	At least annually

Prospectus Rules		Applicable Period
5.2.8/ 5.2.9	An issuer must file its annual information update with the FSA by notifying it to a RIS.	At least 20 working days after the publication of the annual financial statements in the home member state
5.6.1	Where, in relation to an offer in the UK, no prospectus is required, the issuer and offeror must ensure that material information they provide to qualified investors or special categories of investors is disclosed to all qualified investors or special categories of investors to whom the offer is exclusively addressed.	

Admission and Disclosure Standards		Applicable Period
1.9/1.10	An issuer proposing to admit securities that will be the subject of an application for admission to trading must agree the timetable for admission to trading of those securities with the Exchange.	Issuer must contact the Exchange no later than 10 business days before the application is to be considered
2.1	New issuers must submit a provisional Form 1 to the Exchange.	No later than 12:00 at least 10 business days prior to the day on which the issuer is requesting the Exchange consider the application for admission to trading
2.3	New issuers wishing to be considered for "when issued" dealing must submit a provisional "when issued dealing application form" with the provisional Form 1. A final "when issued dealing application form" must also be submitted.	At least two business days prior to the day on which the issuer is requesting that the Exchange consider the application for when issued dealing
2.4	New issuers must submit to the Exchange a Form 1 signed by a duly authorised officer of the issuer, an electronic copy of any prospectus, listing particulars, passport, circular, announcement or other document relating to the issuer together with copies of any notice of meeting referred to in such documents and a copy of the RIS announcement relating to the admission.	No later than 12:00 at least two business days prior to the day on which the issuer is requesting that the Exchange consider the application for admission to trading
2.4	New issuers must submit to the Exchange a written confirmation of the number of securities to be allotted or issued pursuant to the board resolution.	No later than 07:30 on the day that admission is expected to become effective
2.5	After admission, a statement of the number of securities which were in fact issued and, where different from the number which were the subject of the application, the aggregate number of securities of that class in issue must be lodged with the Exchange.	After admission, as soon as it becomes available.

Admission and Disclosure Standards		Applicable Period
2.8	Where debt securities or certificates representing shares are issued under an issuance programme, the issuer must submit to the Exchange a subsequent application for admission to trading in the case of an increase in the maximum number of securities which may be in issue and listed at any one time under an issuance programme. The Exchange must also receive advice of the final terms of each issue, electronic copies of any supplementary prospectus or listing particulars and confirmation that the securities in question have been issued.	Final terms of each issue must be submitted as soon as possible after they have been agreed, and in any event no later than 14:00 on the day before admission is required to become effective
3.4	Issuers and their nominated representatives must provide to the Exchange any information or explanation that the Exchange may reasonably require for the purpose of verifying whether the Admission and Disclosure Standards are being complied with or which relates to the integrity or orderly operation of the Exchange's markets.	
3.5	An issuer must contact the Exchange in advance of any announcement of the timetable for any proposed action affecting the rights of existing holders of its securities traded on the Exchange.	No later than 9:00 on the day before the proposed announcement
3.17	An issuer that wishes the Exchange to cancel the right of any of its securities to be traded must advise the Exchange in writing.	Not later than 20 business days before the date it intends trading in its securities to be discontinued

Information to be provided pursuant to the Companies Acts

A company is also required to file information with the Registrar of Companies pursuant to the Companies Act 1985 and Companies Act 2006, as applicable. The Companies Act 1985 and the Companies Act 2006 also impose requirements on companies to distribute certain information to shareholders. The following table is a summary of material information that is required to be filed with the Registrar of Companies or distributed to shareholders and the time limits applicable for such filing or distribution.

Certain information is required to be filed with the Registrar of Companies on the forms specified by The Companies (Forms) Regulations 1985 (as amended) and the Companies (Registers and Other Records) Regulations 1985 (as amended). A list of these forms, with a brief description of each (other than those which would not be applicable to BBA Aviation plc), is attached as Appendix 1 to this Annex B.

	Companies Act Information	Applicable Period
	Information to be filed at the Registrar of Companies	
(a)	annual Report and Accounts, together with auditors' report.	Within 7 months of year end
(b)	where the memorandum or articles of association of the company have been altered, a copy of the memorandum or articles of association as altered.	At the time of filing of the resolution effecting the alteration.
(c)	copies of special resolutions.	Within 15 days of the passing of the resolution
(d)	resolutions or agreements which have been agreed to by all members of the company, which would otherwise have been required to be passed as a special resolution.	Within 15 days of the passing of the resolution or the making of the agreement
(e)	resolutions or agreements agreed to by all the members of a class of shareholders, which would otherwise have required a particular majority or have been passed in some particular manner; and all resolutions or agreements which are not agreed to by all holders, but which are nonetheless binding on all holders of a particular class of shares.	Within 15 days of the passing of the resolution or the making of the agreement
(f)	a resolution to give, vary or revoke the authority of directors to allot relevant securities pursuant to the Companies Act 1985, section 80.	Within 15 days of the passing of the resolution

Companies Act Information		Applicable Period
(g)	a resolution to reduce share capital and Court order and minute relating thereto.	Resolution within 15 days of resolution being passed or made; Court order and minute promptly after receipt
(h)	a resolution of the directors under the Companies Act 1985, section 147(2) to alter the memorandum of association of a public company, when it ceases to be a public company through the acquisition of its own shares.	Within 15 days of the passing of the resolution
(i)	a resolution to give, vary, revoke or renew a company's authority under the Companies Act 1985, section 166 to make market purchases of its own shares.	Within 15 days of the passing of the resolution
(j)	a resolution for the voluntary winding-up of the company passed pursuant to section 84(1)(a) of the Insolvency Act 1986.	Within 15 days of the passing of the resolution
(k)	a resolution passed by the directors under regulation 16(2) of the Uncertificated Securities Regulations 2001 (which allows title to a company's shares to be evidenced and transferred without written instrument).	Within 15 days of the passing of the resolution
(l)	a resolution passed by the directors under regulation 16(6) of the Uncertificated Securities Regulations 2001 (which prevents or reverses a resolution of the directors under regulation 16(2) of those Regulations).	Within 15 days of the passing of the resolution
(m)	the procedure for an increase in the share capital of a company requires the company to send a copy of the resolution authorising the increase to the Registrar of Companies together with the notice of the increase (Form 123).	Within 15 days after the passing of the resolution
(n)	Where a company enters into a compromise or arrangement with its members or creditors (or any class of them) (a "Scheme of Arrangement"), the Scheme of Arrangement will not become effective until the order of the Court sanctioning the Scheme of Arrangement is delivered to the Registrar of Companies.	No prescribed time
(o)	a shareholder resolution providing that the company can send or supply documents or information to its members by publishing them on its website.	Within 15 days of the passing of the resolution

Information to be distributed to shareholders

(a)	Notices of general meetings with explanatory circulars, copies of resolutions and proxy forms to be sent to shareholders.	To be received not less than 21 clear days in the case of an AGM, in other cases, at least 14 days

Companies Act Information		Applicable Period
(b)	Copies of the company's annual report and accounts need to be sent to shareholders.	Not less than 21 days before the date of the shareholder meeting at which copies of the accounts are to be laid
(c)	A company is required to circulate to shareholders a statement with respect to matters referred to in a proposed resolution to be dealt with at a general meeting or other business to be dealt with at the meeting, if requested to do so by at least 5% of shareholders with voting rights or at least 100 shareholders with voting rights and who hold shares on which an average of at least £100 per member has been paid up.	At the same time as, or as soon as reasonably practicable after, it gives notice of the meeting.
(d)	A company is required to give notice to all shareholders entitled to receive notice of the next AGM, of a resolution that has been requested by at least 5% of shareholders with voting rights or at least 100 shareholders with voting rights and who hold shares on which an average of at least £100 per member has been paid up.	At the same time as, or as soon as reasonably practicable after, it gives notice of the meeting.
(e)	Results of poll taken at a general meeting of the company need to be made available on the company's website.	As soon as reasonably practicable and must be kept available for two years

Appendix 1 to Annex B

List of Forms for Filing with the Registrar of Companies

Form No.	Details of Circumstances When Used	Time Limit for Filing
6	Notice of application to the Court for cancellation of alteration to the objects of a company.	Forthwith on the making of the application and deliver a copy of order and (if applicable) the memorandum as altered within 15 days
10	First directors and secretary and intended situation of registered office.	On application
12	Declaration on application for registration.	On application
30(5)(a)	Declaration on application for registration of a company exempt from the requirement to use the word "limited" or "cyfyngedig"	On application
30(5)(b)	Declaration on application for registration under s680 of the Companies Act 1985 (companies not formed under companies legislation but authorised to register) of a company exempt from the requirement to use the word "limited" or "cyfyngedig"	On application
30(5)(c)	Change of name omitting "limited" or "cyfyngedig"	On application
49(1)	Application by a limited company to be re-registered as unlimited (to be accompanied by the documents set out in section 49(8) of the Companies Act 1985).	On application
49(8)(A)	Members' assent to company being re-registered as unlimited.	On application
51	Application by an unlimited company to be re-registered as limited (to be accompanied by the documents set out in section 51(5) of the Companies Act 1985).	Not earlier than the date on which the special resolution approving the re-registration is filed.
53	Application by a public company for re-registration as a private company (to be accompanied by the documents set out in section 53(1)(b) of the Companies Act 1985).	On application
54	Notice of application made to the Court for the cancellation of a special resolution regarding re-registration.	Forthwith on the making of the application
88(2)	Return of allotment(s) of shares	Within one month after the allotment

Form No.	Details of Circumstances When Used	Time Limit for Filing
88(3)	Particulars of a contract relating to shares allotted as fully or partly paid up otherwise than in cash.	Within one month after the allotment
97	Statement of the amount or rate per cent of any commission payable in connection with the subscription of shares.	Before commission is paid
117	Application by a public company for a certificate to commence business.	On application
122	Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion or re-conversion of stock into shares.	Within one month of the event
123	Notice of increase in nominal capital.	Within 15 days after the passing of the resolution authorizing the increase
128(1)	Statement of rights attached to allotted shares.	Within one month from allotting the shares
128(3)	Statement of particulars of variation of rights attached to shares.	Within one month from the date the variation is made
128(4)	Notice of assignment of name or new name to any class of shares.	Within one month of the change
139	Application by a public company for re-registration as a private company following a Court order reducing capital.	On application
147	Application by a public company for re-registration as a private company following cancellation of shares and reduction of nominal value of issued capital.	On application
155(6)a	Declaration in relation to assistance for the acquisition of shares.	Together with the special resolution approving the assistance or, if no such resolution is required, within 15 days after the date of the declaration
155(6)b	Declaration by the directors of a holding company in relation to assistance for the acquisition of shares.	Together with the special resolution approving the assistance or, if no such resolution is required, within 15 days after the date of the declaration
157	Notice of application made to the Court for the cancellation of a special resolution regarding financial assistance for the acquisition of shares.	Forthwith on the making of the application

Form No.	Details of Circumstances When Used	Time Limit for Filing
169	Return by a company purchasing its own shares.	Within 28 days after the date on which any shares purchased are delivered to the company
169(1B)	Return by a company purchasing its own shares for holding in treasury	Within 28 days after the date on which any shares purchased are delivered to the company
169A(2)	Return by a company cancelling or selling or transferring shares from treasury	Within 28 days after the date on which such shares are cancelled or disposed of.
173	Declaration in relation to the redemption or purchase of shares out of capital.	Not later than the date of the first notice of the redemption or repurchase
176	Notice of application to the Court for the cancellation of a resolution for the redemption or purchase of shares out of capital.	Forthwith on the making of the application
190	Notice of place where a register of holders of debentures or a duplicate is kept or of any change in that place.	On change occurring
225	Notice of change in accounting reference date.	On application
266(1)	Notice of intention to carry on business as an investment company.	On application
266(3)	Notice that company no longer wishes to be an investment company.	On application
287	Notice of change in situation or address of registered office.	On application
288a	Appointment of director or secretary.	Within 14 days of appointment
288b	Terminating appointment of director or secretary.	Within 14 days of termination
288c	Change of particulars for director or secretary.	Within 14 days of the change
318	Notice of place where copies of directors' service contracts and any memoranda are kept or any change in that place.	On change
353	Notice of place where register of members is kept or of any change in that place.	On change
362	Notice of place where an overseas branch register is kept, of any change in that place, or of discontinuance of any such register.	Within 14 days of the opening of the branch office or the change or discontinuance

Form No.	Details of Circumstances When Used	Time Limit for Filing
363A	Annual Return containing company details and details of officers.	Return to be made up to the anniversary of the date of incorporation or the date of the last return. To be delivered to the Registrar of Companies within 28 days after the date to which it is made up.
363s	Annual return declaration.	To be filed at the time of filing of the annual return (Form 363a)
391	Notice of passing of resolution removing an auditor.	Within 14 days after passing of resolution removing auditor
395	Particulars of a mortgage or charge.	Within 21 days after the creation of the charge
397	Particulars for the registration of a charge to secure a series of debentures.	Within 21 days after the execution of the deed containing the charge
397a	Particulars of an issue of secured debentures in a series.	On issue
398	Certificate of registration in Scotland or Northern Ireland of a charge comprising property situate there.	On application
400	Particulars of a mortgage or charge subject to which property has been acquired.	21 days after the date on which the acquisition is completed
403a	Declaration of satisfaction in full or in part of mortgage or charge.	On application
403b	Declaration that part of the property or undertaking charged (a) has been released from the charge; or (b) no longer forms part of the company's property or undertaking.	On application
405(1)	Notice of appointment of receiver or manager.	Within 7 days of the order or of the appointment
405(2)	Notice of ceasing to act as receiver or manager.	On so ceasing
600, 600a	Notice of appointment of liquidator - voluntary winding-up (members' or creditors') (Insolvency Act 1986, section 109).	Within 14 days after appointment
652a	Application for striking off.	On application
652c	Withdrawal of application for striking off (Companies Act 1985, section 652D)	Forthwith on the occurrence of events set out in section 652C of the Companies Act 1985

Form No.	Details of Circumstances When Used	Time Limit for Filing
980(1)	Notice to non-assenting shareholders for compulsory acquisition of shares.	When the first notice is given
980(dec)	Statutory declaration relating to notice to non-assenting shareholders.	When the first notice is given
984	Notice to non-assenting shareholders for offeror to acquire shares.	Within one month of the time specified in subsection (2), (3) or (4) (as the case may be) of section 983 of the Companies Act 2006

CA080710013

G

CHFP055

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

RECEIVED 2008 MAY -7 P 1:18
FICE OF INTERNATIONAL CORPORATE FINANCE

122

Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies

(Address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number **53688**

Name of Company

* insert full name of company

* **BBA Aviation plc**

gives notice that:

In accordance with an ordinary resolution passed on 30 April 2008, the authorised share capital representing the 95,000,000 6.75% Cumulative Redeemable Convertible Preference Shares of the Company which have not been issued or agreed to be issued were cancelled and the authorised share capital of the Company was reduced by £95,000,000.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ **Director** Date 30 April 2008

Presentor's name, address, telephone number and reference (if any):

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

For official use
General Section
Post room

END

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